As filed with the Securities and Exchange Commission on January 6, 1997


                                                      Registration No. 333-09773

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 2


                                       TO
                                    FORM S-1


                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                            Trigon Healthcare, Inc.

               (Exact name of issuer as specified in its charter)

             Virginia                              6324                             54-1773225
 (State or other jurisdiction of       (Primary Standard Industrial              (I.R.S. Employer
  incorporation or organization)       Classification Code Number)             Identification No.)


                            J. CHRISTOPHER WILTSHIRE
                                   Secretary
                            Trigon Healthcare, Inc.
                             2015 Staples Mill Road
                            Richmond, Virginia 23230
                                 (804) 354-7000
      (Name, address, including zip code, and telephone number, including area code, of agent for service of process and registrant's principal executive offices)


                            ------------------------
    Copies of all communications, including communications sent to agent for service, should be sent to:


                R. Gordon Smith, Esq.                                   Michael W. Blair, Esq.
       McGuire, Woods, Battle & Boothe, L.L.P.                         James C. Scoville, Esq.
                   One James Center                                      Debevoise & Plimpton
                 901 East Cary Street                                      875 Third Avenue
               Richmond, Virginia 23219                                New York, New York 10022
                    (804) 775-1000                                          (212) 909-6000


                            ------------------------
        Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     This Registration Statement contains two forms of Prospectus: one to be used in connection with the initial public offering of the Common Stock in the United States and Canada (the "U.S. Prospectus"), and one to be used in connection with the concurrent initial public offering of the Common Stock outside the United States and Canada (the "International Prospectus"). The two forms of prospectus are identical except that they contain different front and back covers and different descriptions of the plan of distribution and except that the International Prospectus contains a section on certain tax consequences (under the caption "Certain United States Tax Consequences to Non-U.S. Holders"). The complete U.S. Prospectus follows immediately after this Explanatory Note. Alternate pages for the International Prospectus appear in the Registration Statement immediately following the complete U.S. Prospectus.

                            TRIGON HEALTHCARE, INC.

                             Cross Reference Sheet
                   Pursuant to Item 501(b) of Regulation S-K
                 Showing Location in Prospectus of Information
                         Required by Items of Form S-1


      Form S-1 Item Number and Caption                  Heading in Prospectus
      ------------------------------------------------  -----------------------------------------------------------------------
  1.  Forepart of the Registration Statement and
      Outside Front Cover Page of Prospectus..........  Outside Front Cover Page of Prospectus

  2.  Inside Front and Outside Back Cover Pages of
      Prospectus......................................  Inside Front and Outside Back Cover Pages of Prospectus

  3.  Summary Information, Risk Factors...............  Prospectus Summary; The Company; Risk Factors

  4.  Use of Proceeds.................................  Use of Proceeds

  5.  Determination of Offering Price.................  Outside Front Cover Page of Prospectus; Risk Factors; Underwriting

  6.  Dilution........................................  Not Applicable

  7.  Selling Security Holders........................  Not Applicable

  8.  Plan of Distribution............................  Outside Front Cover Page of Prospectus; Underwriting

  9.  Description of Securities to be Registered......  Outside Front Cover Page of Prospectus; Dividend Policy; Description of
                                                        Capital Stock; Shares Eligible for Future Sale; Underwriting

 10.  Interests of Named Experts and Counsel..........  Legal Matters; Experts

 11.  Information With Respect to Registrant..........  Outside Front Cover Page of Prospectus; Prospectus Summary; Risk
                                                        Factors; The Company; The Demutualization; Use of Proceeds; Dividend
                                                        Policy; Capitalization; Selected Consolidated Financial and Operating
                                                        Data; Management's Discussion and Analysis of Financial Condition and
                                                        Results of Operations; Business; Management; Description of Capital
                                                        Stock; Shares Eligible for Future Sale; Additional Information;
                                                        Glossary; Audited Financial Statements

 12.  Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities.....................................  Not Applicable

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.


                             SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED JANUARY 6, 1997


PROSPECTUS



                               11,540,000 Shares


                            Trigon Healthcare, Inc.

                                  Common Stock
                            ------------------------


     All of the 11,540,000 shares of Common Stock offered hereby are being offered by Trigon Healthcare, Inc. ("Trigon" or the "Company"). Of the 11,540,000 shares of Common Stock offered hereby, 9,232,000 shares are being offered in the United States and Canada by the U.S. Underwriters and 2,308,000 shares are being offered in a concurrent offering outside the United States and Canada by the International Managers. The initial public offering price and the underwriting discount per share will be identical for both offerings (together, the "Offerings"). See "Underwriting."



     Prior to the Offerings, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $12.00 and $14.00 per share. For a discussion of the factors to be considered in determining the initial public offering price, see "Underwriting." The Common Stock has been approved for listing on the New York Stock Exchange under the symbol "TGH," subject to official notice of issuance.



     See "Risk Factors" beginning on page 11 for a discussion of certain factors that should be considered by prospective purchasers of the Common Stock offered hereby.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION, THE VIRGINIA STATE
    CORPORATION COMMISSION OR ANY STATE INSURANCE REGULATORY AGENCY, NOR HAS
     THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION, THE VIRGINIA STATE CORPORATION COMMISSION OR ANY STATE
       INSURANCE REGULATORY AGENCY PASSED UPON THE ACCURACY OR ADEQUACY
        OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                                   CRIMINAL OFFENSE.

[CAPTION]

                                                                Price to                Underwriting              Proceeds to
                                                                 Public                 Discount (1)              Company (2)
Per Share.............................................             $                         $                         $
Total (3).............................................             $                         $                         $

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."


(2) Before deducting expenses payable by the Company estimated at $1,300,000.



(3) The Company has granted the U.S. Underwriters and the International Managers options, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 1,384,800 shares and 346,200 shares of Common Stock, respectively, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting
    Discount and Proceeds to Company will be $       , $       and $       ,
    respectively. See "Underwriting."


                            ------------------------


     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or
about             , 1997.

                            ------------------------


Merrill Lynch & Co.
            Alex. Brown & Sons
                Incorporated


                                   Dean Witter Reynolds Inc.


                                                Morgan Stanley & Co.
                                          Incorporated


                                                      Wheat First Butcher Singer

                            ------------------------


               The date of this Prospectus is             , 1997.

    [Graphic]                       [Graphic]                 [Graphic]

       SIZE                         NET WORKS                 DIVERSITY

Trigon is the largest            Trigon offers a           Trigon offers a
managed health care            continuum of managed        wide variety of
company in Virginia:             care networks:         health-related services:

o Current members:             o Participating Provider  o Managed care programs
  1.9 million                    Network (PAR)
                                                         o Comprehensive health
o 1995 revenues: $1.7 billion  o Preferred Provider        care financing
                                 Organization Network
o VA Market Share: 26%           (PPO)                   o Health and wellness
                                                           programs
                               o Health Maintenance
                                 Organization (HMO)      o Life, accident and
                                                           disability coverage

                                                         o Dental

                                                         o Mental Health

                                                         o Pharmacy

                               [Trigon logo here]


                            Trigon Healthcare, Inc.

                         A Managed Health Care Company

     THE COMPANY'S ARTICLES CONTAIN CERTAIN PROVISIONS THAT ARE INTENDED TO PREVENT ANY STOCKHOLDER FROM ACQUIRING SHARES OF COMMON STOCK IN EXCESS OF LIMITS SET FORTH IN THE COMPANY'S LICENSE AGREEMENT WITH THE BLUE CROSS AND BLUE SHIELD ASSOCIATION. THOSE PROVISIONS GENERALLY PROHIBIT A STOCKHOLDER FROM ACQUIRING BENEFICIAL OWNERSHIP OF MORE THAN 5% OF THE COMPANY'S OUTSTANDING COMMON STOCK, WITHOUT THE APPROVAL OF THE BOARD OF DIRECTORS, RESTRICT TRANSFERS OF SHARES OF COMMON STOCK THAT RESULT IN THE ACQUISITION BY A STOCKHOLDER OF SHARES OF COMMON STOCK IN EXCESS OF 5% AND PERMIT THE BOARD OF DIRECTORS TO CONVERT SHARES OF VOTING COMMON STOCK IN EXCESS OF 5% INTO SHARES OF A CLASS OF NON-VOTING COMMON STOCK. BENEFICIAL OWNERSHIP OF SHARES OF COMMON STOCK INCLUDES DIRECT OR INDIRECT OWNERSHIP, INCLUDING THE RIGHT TO VOTE SUCH SHARES PURSUANT TO IRREVOCABLE PROXIES AND THE RIGHT TO ACQUIRE SUCH SHARES. SEE "RISK
FACTORS -- CERTAIN CHARTER AND STATE LAW PROVISIONS."



     IN ADDITION, THE COMPANY'S PLAN OF DEMUTUALIZATION PROVIDES THAT NO STOCKHOLDER MAY, DIRECTLY OR INDIRECTLY, ACQUIRE BENEFICIAL OWNERSHIP OF 5% OR MORE OF THE COMMON STOCK UNTIL 30 MONTHS AFTER THE DEMUTUALIZATION WITHOUT THE CONSENT OF THE COMPANY'S BOARD OF DIRECTORS. SEE "RISK FACTORS -- CERTAIN CHARTER AND STATE LAW PROVISIONS."


     VIRGINIA LAW CONTAINS PROVISIONS THAT ARE INTENDED TO LIMIT THE ABILITY OF ANY PERSON TO ACQUIRE A SIGNIFICANT BLOCK OF COMMON STOCK OF A COMPANY. SHARES OF COMMON STOCK ACQUIRED IN EXCESS OF CERTAIN BENEFICIAL OWNERSHIP THRESHOLDS DO NOT HAVE VOTING RIGHTS UNLESS, IN CERTAIN CASES, THE ACQUISITION IS APPROVED BY THE BOARD OF DIRECTORS OR THE COMPANY'S STOCKHOLDERS. THE LOWEST THRESHOLD SUBJECT TO SUCH VOTING RESTRICTIONS IS 20% OF THE COMPANY'S COMMON STOCK. VIRGINIA LAW ALSO RESTRICTS THE ABILITY OF ANY HOLDER OF 10% OR MORE OF ANY CLASS OF THE COMPANY'S VOTING SECURITIES TO ENGAGE IN CERTAIN TRANSACTIONS WITH THE COMPANY WITHOUT THE APPROVAL OF THE COMPANY'S STOCKHOLDERS OR THE BOARD OF DIRECTORS. BENEFICIAL OWNERSHIP INCLUDES DIRECT OR INDIRECT OWNERSHIP INCLUDING THE RIGHT TO VOTE SUCH SHARES PURSUANT TO IRREVOCABLE PROXIES AND THE RIGHT TO ACQUIRE SUCH SHARES. SEE "RISK FACTORS -- CERTAIN CHARTER AND STATE LAW PROVISIONS."

     STATE INSURANCE HOLDING COMPANY STATUTES APPLICABLE TO THE COMPANY AND ITS INSURANCE SUBSIDIARIES GENERALLY PROVIDE THAT NO PERSON MAY ACQUIRE CONTROL OF THE COMPANY, AND THUS INDIRECT CONTROL OF ITS INSURANCE SUBSIDIARIES, WITHOUT THE PRIOR APPROVAL OF THE APPROPRIATE INSURANCE REGULATORS. GENERALLY, ANY PERSON WHO ACQUIRES DIRECT OR INDIRECT OWNERSHIP OF 10% OR MORE OF THE OUTSTANDING SHARES OF THE COMPANY'S COMMON STOCK (INCLUDING THE RIGHT TO VOTE SUCH SHARES THROUGH PROXIES) WOULD BE PRESUMED TO HAVE ACQUIRED SUCH CONTROL, UNLESS THE APPROPRIATE INSURANCE REGULATORS UPON APPLICATION DETERMINE OTHERWISE. FOLLOWING THE DEMUTUALIZATION, THE COMPANY WILL HAVE INSURANCE SUBSIDIARIES DOMICILED IN VIRGINIA, WISCONSIN AND NORTH CAROLINA.


     FOR NORTH CAROLINA INVESTORS: THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA NOR HAS SUCH COMMISSIONER RULED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.



     IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMPANY'S COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.


     Blue Cross(R) and Blue Shield(R) are registered tradenames, trademarks and service marks of the Blue Cross and Blue Shield Association.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. Except as set forth in the consolidated financial statements and the related summary of significant accounting policies and notes thereto or as otherwise noted herein, the information contained in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option and (ii) gives effect to the consummation of the transactions described under "The Demutualization." Prospective investors should carefully consider the matters set forth in "Risk Factors." For purposes of this Prospectus, the term the "Company" or "Trigon" refers, at all times prior to the effective date (the "Effective Date") of the Demutualization (as defined below), to Blue Cross and Blue Shield of Virginia ("Virginia BCBS") and its subsidiaries, collectively, and, at all times on or after the Effective Date, to Trigon Healthcare, Inc. ("Trigon Healthcare") and its subsidiaries, collectively, including Trigon Insurance Company ("Trigon Insurance," the successor to Virginia BCBS). Member enrollment information for the Federal Employee Program, Mid-South Insurance Company, a subsidiary of Trigon Healthcare, and certain national group accounts are not maintained on the Company's systems. Member enrollment information presented herein for such groups are calculated based on policy counts provided to the Company for these groups which are converted to a membership number through the use of actuarially determined conversion factors. For purposes of this Prospectus, the term "member" refers to individuals or groups covered by any of the Company's products and the term "Eligible Member" refers to those individuals or entities holding membership interests in Virginia BCBS as of December 31, 1995, which will be converted into shares of Common Stock or cash as a result of the Demutualization. The term "Common Stock" means Class A Common Stock, par value $.01 per share, of Trigon Healthcare. Certain defined terms relating to the business of the Company are set forth in the Glossary. See "Glossary."


                                  The Company


Overview



     Trigon is the largest managed health care company in Virginia, serving approximately 1.9 million members primarily through statewide and regional provider networks. The Company's membership represents approximately 26% of the Virginia population and 31% of the Virginia population in those areas where Trigon has the exclusive right to use the Blue Cross and Blue Shield service marks and tradenames. Within Virginia, Trigon provides a comprehensive spectrum of managed care products through three network systems with a range of utilization and cost containment controls. The Company is pursuing a growth strategy which includes expansion within Virginia and outside of Virginia into other southeastern and mid-Atlantic states.



     As of September 30, 1996, the Company's network systems consisted of: the health maintenance organization ("HMO") networks which, with 251,399 members, are the Company's most tightly managed and cost efficient networks; the preferred provider organization ("PPO") networks which, with 774,473 members, offer greater choice of providers than Trigon's HMOs and may include a primary care physician point of service ("POS") feature; and the participating provider ("PAR") network which, with 615,655 members, is the Company's broadest and most flexible network. The Company also serves 218,814 additional members through Medicare supplemental plans (128,006 members), third-party administration of health care claims (40,383 members) and through Mid-South Insurance Company, a Fayetteville, North Carolina-based health and life insurance company, which was acquired by the Company in 1996 (50,425 members). Within the Company's managed care product offerings, customers may choose between at-risk arrangements (in which the Company bears the cost of providing specified health care services for a fixed payment) and self-funded arrangements (in which the customer bears all or a portion of the risk). As of September 30, 1996, 47.6% of members were covered under at-risk arrangements and 41.8% were covered under self-funded arrangements, with the remaining 10.6% covered under the Federal Employee Program ("FEP") administered under contract with the Blue Cross and Blue Shield Association (the "BCBSA").



     Trigon, formerly doing business as Blue Cross and Blue Shield of Virginia, was first established in Virginia in 1935, and retains its license to use the Blue Cross and Blue Shield service marks and tradenames for the purpose of doing business throughout Virginia other than certain northern Virginia suburbs adjacent to Washington, D.C. The portion of the Commonwealth in which the Company has the exclusive right to use the Blue Cross and Blue Shield service marks and tradenames includes approximately 5.6 million of the Commonwealth's population of 6.6 million. In June 1994, the Company adopted the name Trigon to reflect its intention to pursue growth opportunities outside of Virginia, where it does not have the right to use the Blue Cross and Blue Shield service marks and tradenames.

Transition to Managed Care



     In 1990 the Company began to institute greater managed care controls in all of its product lines and networks, focusing in particular on its PPO and HMO networks and, depending on market readiness, designing, pricing and marketing its products to encourage members to migrate into these more tightly managed networks where the Company is better able to manage health care costs. While members decide which network to select, the Company generally offers more attractive rates in its more tightly managed networks to encourage members to choose these products. This strategy contributed to accelerated enrollment growth for the Company's HMO and PPO networks and a decline in enrollment in the Company's more traditional PAR network, resulting in a compound annual growth rate in total enrollment of 2.7% from December 31, 1991 through September 30, 1996. Trigon operates six HMOs which are licensed to serve most areas of Virginia. Trigon has the largest number of HMO members in Virginia. Trigon's total HMO enrollment has grown from 60,154 members at December 31, 1991 to 251,399 members as of September 30, 1996, representing a compound annual growth rate of 35.1%. The Company's PPO network system is the largest in Virginia. Trigon's total PPO enrollment has grown from 396,584 members at December 31, 1991 to 774,473 members as of September 30, 1996, representing a compound annual growth rate of 15.1%. Membership in the Company's HMOs and PPOs increased from 27.9% of total enrollment at December 31, 1991 to 55.1% as of September 30, 1996. Trigon's more traditional products are offered through its PAR network which is the Company's largest network. As a result of the Company's strategy of encouraging members to migrate to its more tightly managed networks, total membership in the PAR network decreased from 951,020 members at December 31, 1991 to 615,655 members at September 30, 1996. The Company believes that it will be necessary to significantly expand its market share in the HMO market, in part by successfully transitioning its PAR and PPO members into HMOs, if it is to succeed in retaining a high overall market share in its existing geographic markets. See "Risk Factors." Trigon also offers several specialty health care and related products, such as dental, wellness, mental health and life, accident and disability insurance coverage.



     Trigon has the largest membership base in Virginia, which generally allows the Company to negotiate contracts with its Virginia providers that specify favorable rates and incorporate utilization management and other cost controls. As a result of its extensive networks, managed care expertise and broad product offerings, the Company competes favorably in all of its Virginia lines of business including the individual, small, mid-sized and large employer groups and state and federal agency markets. In addition, Trigon's emphasis on utilization management and cost control, as well as favorable pricing arrangements with providers and hospitals, led to a decrease in the Company's medical loss ratio (medical costs expense as a percentage of premium revenues) from 1991 through 1994. However, the medical loss ratio has increased in both 1995 and through the first nine months of 1996, primarily as a result of greater pressure on premium levels due to increased competition and an increase in medical costs, which, in part, reflects industry trends. See "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



Growth Strategy



     The Company is pursuing the following growth strategy:



           o Offering a choice along a continuum of managed care products -- from the broad PAR network to the tightly managed
              HMO -- to meet the demands of its current customers and the needs of new customers. The breadth and flexibility of the Company's benefit plan options are designed to appeal to a broad variety of employer groups and individuals with differing product and service preferences, including freedom of choice, cost containment, scope of coverage and risk assumption. The Company believes its broad range of products gives it a unique market advantage, allowing Trigon to become the sole managed care provider to many of its customers.



           o Encouraging members to transition from traditional health insurance into a continuum of managed care products in Virginia by using the Company's expertise in designing, pricing and marketing managed care products, and utilizing this expertise to enter into other states that remain dominated by traditional insurance coverage. Products such as PPO, POS and Blue Advantage (a combination PPO/HMO product) are designed to facilitate the transition of members to managed care.



           o Continually increasing the managed care content and cost effectiveness of its PPO and HMO networks and products. To enhance the cost effectiveness of its PPO networks, the Company offers an optional POS feature which utilizes a primary care physician to coordinate all health care services for the member. Within its PPOs and HMOs, the Company is utilizing physician profiling techniques, risk-sharing arrangements, ancillary networks for high volume or high cost services, wellness programs and more aggressive fee scheduling to reduce health care costs.

           o Growing its business in Virginia by increasing utilization of the Company's HMO products particularly in the more densely populated areas of Eastern and Central Virginia, entering into new markets such as Medicaid and Medicare HMOs, increasing utilization of the Company's PPO and POS products in rural communities, which have been slow to embrace managed care, and forming collaborative relationships with provider groups and acquiring other managed care companies.



           o Expanding outside of Virginia to markets that have certain of the following characteristics: reasonably large populations, low market penetration of managed care products and a reasonable regulatory environment. The Company considers the southeastern and mid-Atlantic United States to be attractive and believes that it can utilize its expertise in marketing, underwriting, network development and cost control in these markets. The Company intends to expand its out-of-state managed care business primarily through a combination of acquisitions and strategic alliances with managed care companies, traditional indemnity companies whose customers can be transitioned to managed care, other health care providers and other Blue Cross and Blue Shield companies. In line with this strategy, Trigon completed the purchase of Mid-South Insurance Company ("Mid-South") in February 1996. Mid-South provides health insurance coverage to 50,425 members primarily through PPOs in rural and suburban markets in North Carolina, South Carolina, Georgia, Virginia and Tennessee. The Company currently has no other material commitments or agreements with respect to expansion outside of Virginia; however, the Company is in the process of evaluating several potential acquisition opportunities outside of Virginia. There can be no assurance that the Company's efforts to expand outside of Virginia will be successful. See "Risk Factors" and "Business -- Strategy."



The Demutualization



     The Company's conversion from a mutual insurance company to a stock insurance company (the "Demutualization") pursuant to a Plan of Demutualization (the "Plan of Demutualization") was approved on September 6, 1996 by the members of Virginia BCBS entitled to vote. On November 5, 1996, the Virginia State Corporation Commission (the "State Corporation Commission") entered a final order approving the Plan of Demutualization after a public hearing. The principal purpose of the Demutualization is to allow the Company access to the equity capital markets in order to finance its expansion plans and to enhance its strategic position in the consolidating managed care industry. The Demutualization will also enable the Company to enter into strategic alliances, including acquisitions, by issuing shares of its stock. Prior to the Demutualization, sources of financing were limited to internally generated funds or borrowings. Additionally, by creating a holding company structure through demutualization, the Company will no longer be subject to the regulatory limitations on subsidiary investments that currently restrict its ability to effect acquisitions. The Demutualization and related transactions are expected to be tax-free transactions for the Company.



     The Plan of Demutualization requires that, pursuant to applicable Virginia law, the Treasurer of the Commonwealth of Virginia must receive in connection with the Demutualization an amount (the "Commonwealth Payment") equal to the surplus, computed in accordance with generally accepted accounting principles, of Virginia BCBS on December 31, 1987, plus $10 million. The Commonwealth Payment will be approximately $175 million. The Commonwealth Payment is in addition to any shares of Common Stock to which the Commonwealth of Virginia is entitled as an Eligible Member. The Plan of Demutualization provides that at least one-half of the Commonwealth Payment will be made in cash and the remainder will be in cash or shares of Class C Common Stock, par value $.01 ("Class C Common Stock") (valued at the initial per share price of the Common Stock to the public in the Offerings). The Company expects to use proceeds of the Offerings to pay $87.5 million of the Commonwealth Payment and to fund the balance from borrowings under a revolving credit agreement or other available cash. Consequently, the Company does not expect to issue Class C Common Stock as part of the Commonwealth Payment. However, the Company has not received any binding commitments with respect to such revolving credit agreement and there can be no assurance that the Company will be able to enter into such an agreement concurrently with the Offerings. In this event, the Company would issue Class C Common Stock in payment of one-half of the Commonwealth Payment. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Liquidity and Capital Resources."

Risk Factors



     There are certain risks associated with the Company's business and with investment in the Common Stock. These include: (i) the potential negative impact of escalating health care costs in the Company's business; (ii) the impact of increased competition in Virginia and within Trigon's target expansion area;
(iii) the impact of government regulation on the health care industry; (iv) the reaction to the Demutualization; (v) the potential adverse effect on the Company's ability to expand outside Virginia resulting from the Company's inability to use the Blue Cross and Blue Shield service marks and tradenames outside the Company's licensed territory in Virginia and the Company's lack of substantial market share or established provider relationships outside Virginia;
(vi) the potential adverse effect on the Company of economic factors specific to Virginia due to the concentration of the Company's business in Virginia; (vii) the potential loss of the Blue Cross and Blue Shield service marks and tradenames as a result of changing ownership and the potential negative impact of unfavorable publicity concerning other BCBSA licensees on the Company; (viii) the potential adverse impact of certain legal proceedings; (ix) the potential impact of certain charter provisions and state law provisions with respect to change of control on the market for the Common Stock; (x) the Company's dependence on dividends from its subsidiaries to meet its liquidity needs and the restrictions under Virginia insurance law on the payment of such dividends;
(xi) the lack of a prior public market for the Common Stock and the absence of any assurance that an active public trading market will develop and (xii) the potential adverse impact on the prevailing market price of the Common Stock as a result of sales of substantial amounts of Common Stock or the perception that such sales could occur. See "Risk Factors."


                                 The Offerings


Common Stock Offered by the Company:

  U.S. Offering.......................................  9,232,000      shares

  International Offering..............................  2,308,000      shares
                                                        ------------

     Total............................................  11,540,000     shares
                                                        ------------
                                                        ------------

Common Stock to be outstanding after the Offerings....  42,599,435     shares (1)



Use of Proceeds.......................................  Of the $139.0 million estimated net proceeds of the Offerings, $87.5 million of the net proceeds
                                                        is expected to be used to make a portion of the
                                                        Commonwealth Payment and $11.3 million of the
                                                        net proceeds is expected to be used to make cash
                                                        payments to Eligible Members in the
                                                        Demutualization in lieu of 0.9 million shares of
                                                        Common Stock. The balance of the net proceeds
                                                        (which will be approximately $40.1 million) will
                                                        be used for general corporate purposes,
                                                        including expansion of the Company's business
                                                        both through internal growth and through
                                                        acquisitions of managed health care companies or
                                                        related lines of business.

New York Stock Exchange Symbol........................  TGH



---------------



(1) Includes 31,059,435 shares of Common Stock to be issued in the Demutualization. See "The Demutualization" and "Unaudited Pro Forma Consolidated Financial Information."

               Summary Consolidated Financial and Operating Data


     The summary consolidated financial and operating data presented below as of the end of and for each of the years in the five-year period ended December 31, 1995 and the nine months ended September 30, 1996 are derived from the audited consolidated financial statements of Virginia BCBS. The Statement of Operations Data for the nine months ended September 30, 1995, the Balance Sheet Data as of September 30, 1995, the pro forma data and the information under the caption "Members at end of period" are unaudited. The results for the nine months ended September 30, 1996 are not necessarily indicative of the results to be expected for the full year. This summary data should be read in conjunction with the Company's audited consolidated financial statements and the related summary of significant accounting policies and notes thereto included elsewhere in this Prospectus. The pro forma data are not necessarily indicative of the financial condition or results of operations of the Company that would have been reported had the transactions been consummated on the dates assumed, or of future financial condition or results of operations.


                                                                                                               Nine Months Ended
                                                           Years Ended December 31,                               September 30
                                      ------------------------------------------------------------------    ----------------------
                                         1991          1992          1993          1994          1995          1995        1996
                                      ----------    ----------    ----------    ----------    ----------    ----------  ----------
                                                                              (in 000's)
                                                                                                           (unaudited)
STATEMENT OF OPERATIONS DATA:
Revenues
  Premium and fee revenues
    Commercial.....................   $1,024,066    $1,057,821    $1,050,157    $1,081,820    $1,157,899    $  857,448  $  985,127
    Federal Employee Program.......      206,878       254,102       279,058       303,250       329,243       248,109     265,587
    Amounts attributable to self-
      funded arrangements..........      777,420       871,101       905,529       908,234       981,741       719,067     798,358
    Less: Amounts attributable to
      claims under self-funded
      arrangements.................     (697,069)     (786,252)     (815,488)     (827,869)     (897,954)     (655,731)   (731,062)
                                      ----------    ----------    ----------    ----------    ----------    ----------  ----------
                                       1,311,295     1,396,772     1,419,256     1,465,435     1,570,929     1,168,893   1,318,010
  Investment income................       31,558        31,810        34,279        39,962        45,861        34,881      34,081
  Net realized gains...............       24,017        25,584        26,199        12,793        52,976        34,833      50,685
  Other revenues...................       25,579        27,946        30,555        45,467        55,176        41,096      37,666
                                      ----------    ----------    ----------    ----------    ----------    ----------  ----------
    Total revenues.................    1,392,449     1,482,112     1,510,289     1,563,657     1,724,942     1,279,703   1,440,442
Operating expenses
  Medical and other benefit costs
    Commercial.....................      825,925       835,777       795,921       802,666       959,328       689,705     809,344
    Federal Employee Program.......      193,505       238,986       262,295       283,645       312,222       234,965     252,478
                                      ----------    ----------    ----------    ----------    ----------    ----------  ----------
                                       1,019,430     1,074,763     1,058,216     1,086,311     1,271,550       924,670   1,061,822
  Selling, general and adminis-
    trative expenses...............      246,617       281,191       308,412       322,391       346,353       247,059     283,704
  Copayment refund program (1).....           --            --            --        36,432        47,073        46,702          --
                                      ----------    ----------    ----------    ----------    ----------    ----------  ----------
    Total operating expenses.......    1,266,047     1,355,954     1,366,628     1,445,134     1,664,976     1,218,431   1,345,526
                                      ----------    ----------    ----------    ----------    ----------    ----------  ----------
Income before income taxes,
  cumulative effects of changes in
  accounting principles and
  extraordinary items (operating
  income)..........................      126,402       126,158       143,661       118,523        59,966        61,272      94,916
Income tax expense (benefit) (2)...       29,107        32,220        35,803        24,564         8,264         8,475     (46,751)
                                      ----------    ----------    ----------    ----------    ----------    ----------  ----------
Income before cumulative effects of
  changes in accounting principles
  and extraordinary items..........       97,295        93,938       107,858        93,959        51,702        52,797     141,667
Cumulative effects of changes in
  accounting principles, net of
  income taxes (3).................      (21,876)           --         8,126            --            --            --          --
Extraordinary items, net of income
  taxes (4)........................           --            --            --          (644)       (4,707)       (2,999)   (186,280)
                                      ----------    ----------    ----------    ----------    ----------    ----------  ----------
Net income (loss)..................   $   75,419    $   93,938    $  115,984    $   93,315    $   46,995    $   49,798  $  (44,613)
                                      ----------    ----------    ----------    ----------    ----------    ----------  ----------
                                      ----------    ----------    ----------    ----------    ----------    ----------  ----------

                                                                                                               Nine Months Ended
                                                           Years Ended December 31,                              September 30,
                                      ------------------------------------------------------------------    -----------------------
                                         1991          1992          1993          1994          1995          1995         1996
                                      ----------    ----------    ----------    ----------    ----------    ----------   ----------
                                                        (in 000's, except per share data and operating statistics)

                                                                                                           (unaudited)
PRO FORMA DATA (UNAUDITED) (5):
Income before extraordinary
  items............................                                                           $   35,565                 $   59,135
Income before extraordinary items
  per share........................                                                           $      .83                 $     1.39
Shares used in calculating per
  share amounts....................                                                               42,599                     42,599
OPERATING STATISTICS:
Medical loss ratio (6)
  Commercial.......................         80.7%         79.0%         75.8%         74.2%         82.9%         80.4%        82.2%
  Federal Employee Program.........         93.5          94.1          94.0          93.5          94.8          94.7         95.1
    Total..........................         82.8          81.9          79.6          78.4          85.5          83.6         84.9
Selling, general and administrative
  expenses ratio (7)...............         12.1          12.7          13.6          13.8          13.7          13.2         13.6
Operating margin (7)...............          9.1           8.5           9.5           9.9           6.2           8.4          6.6
Net margin (7).....................          7.0           6.3           7.1           7.9           5.4           7.3          5.4
Members at end of period
  (unaudited)
  HMO..............................       60,154        60,683        84,081       119,982       221,148       210,057      251,399
  PPO..............................      396,584       561,686       624,811       672,610       747,297       710,365      774,473
  PAR..............................      951,020       770,038       687,475       653,097       618,238       629,213      615,655
  Other (8)........................      231,714       228,749       235,640       235,984       212,935       212,032      218,814
                                      ----------    ----------    ----------    ----------    ----------    ----------   ----------
    Total..........................    1,639,472     1,621,156     1,632,007     1,681,673     1,799,618     1,761,667    1,860,341
                                      ----------    ----------    ----------    ----------    ----------    ----------   ----------
                                      ----------    ----------    ----------    ----------    ----------    ----------   ----------


                                                    December 31,                                September 30,
                            ------------------------------------------------------------   ------------------------
                              1991        1992         1993         1994         1995         1995          1996
                            --------   ----------   ----------   ----------   ----------   -----------   ----------
                                                                  (in 000's)

                                                                                           (unaudited)
BALANCE SHEET DATA:
Cash and investments......  $590,623   $  714,827   $  940,914   $1,001,571   $1,119,652   $1,107,079    $1,124,280
Total assets..............   939,912    1,037,301    1,266,952    1,403,104    1,565,331    1,557,263     1,734,737
Obligation for
  Commonwealth Payment
    Current...............        --           --           --           --           --           --        87,500
    Noncurrent............        --           --           --           --           --           --        87,500
Long-term debt............        --           --           --           --        4,145        3,400         4,880
Surplus (9)...............   350,333      444,271      606,146      655,875      740,071      743,501       686,650
Stockholders' equity......

                               Pro Forma
                            As Adjusted (10)
                            ----------------
                             September 30,
                                  1996
                            ----------------

                              (unaudited)
BALANCE SHEET DATA:
Cash and investments......     $1,158,424
Total assets..............      1,768,881
Obligation for
  Commonwealth Payment
    Current...............             --
    Noncurrent............             --
Long-term debt............         92,380
Surplus (9)...............
Stockholders' equity......        808,294


---------------

 (1) The Company conducted a Copayment Refund Program (the "Copayment Program") in accordance with an agreement with the State Corporation Commission dated September 22, 1994. During the Copayment Program, members who had paid coinsurance on services rendered at the Company's network facilities from January 1, 1984 through December 31, 1993 were eligible for a refund. Refunds represented the difference between the member's original coinsurance payment, which had been based on the facility's undiscounted charges, and an adjusted coinsurance payment calculated using the Company's average discount percentage at the facility. Costs incurred under the Copayment Program included refunds, interest and administrative costs associated with the Copayment Program that the Company would not otherwise have incurred. The cost of the Copayment Program in 1994 was $36.4 million, or $30.0 million net of income taxes. In accordance with an agreement with the State Corporation Commission dated November 16, 1995, the Company re-opened the Copayment Program. As part of the re-opening of the Copayment Program, the Company mailed refunds to approximately 300,000 members who had not filed a claim under the original program and for whom the Company had an address. In addition, the Company announced that there are approximately 200,000 former members for whom the Company does not have an address and who are eligible for refunds. Under this new agreement, any amounts not paid by December 31, 1996 will be escheated to the Commonwealth of Virginia as unclaimed property. The cost of re-opening the Copayment Program was $47.1 million, or $40.6 million net of income taxes, in 1995.



 (2) The Company's effective tax rates (income tax expense as a percentage of operating income) as reflected in its consolidated financial statements were 13.8% for the year-ended December 31, 1995 and 13.8% for the nine months ended September 30, 1995. These effective tax rates were lower than the 35% statutory federal income tax rate due to the recognition of nontaxable income and the reduction in the valuation allowance on deferred tax assets. The reduction in the valuation allowance on deferred tax assets is primarily related to realization of alternative minimum tax credits. The effective tax rate for the nine months ended September 30, 1996 (income tax benefit as a percentage of operating income) was a tax benefit of 49.3%. This rate differs from the 35% statutory federal rate due primarily to the realization of alternative minimum tax credits during the nine-month period and the elimination as of September 30, 1996 of the $63.9 million valuation allowance maintained by the Company with respect to deferred tax assets because the Demutualization has made it more likely than not that the assets will be realized. Excluding the effects of the elimination of the valuation allowance the effective tax rate would have been 18.1% for the nine months ended September 30, 1996. These items are not recurring and the Company believes that in the future its effective tax rate as reflected in its consolidated financial statements should approximate the 35% federal statutory rate. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Income Taxes."



 (3) During 1991, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." The cumulative effect at January 1, 1991 of the change in accounting for postretirement benefits was a charge of $21.9 million to net income. During 1993, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits." The cumulative effect at January 1, 1993 of the change in accounting for postemployment benefits was a charge of $4.8 million to net income. During 1993, the Company also adopted SFAS No. 109, "Accounting for Income Taxes." The cumulative effect at January 1, 1993 of the change in accounting for income taxes was a $12.9 million increase in net income.



 (4) For the years ended December 31, 1994 and 1995, the Company recognized extraordinary charges of $644,000 and $4.7 million net of income taxes of $347,000 and $2.5 million, for costs incurred in connection with the Demutualization. During the nine-month periods ended September 30, 1995 and 1996, the Company recognized extraordinary charges of $3.0 million and $11.3 million, net of income taxes of $1.6 million and $594,000, respectively, for costs incurred in connection with the Demutualization. For the nine months ended September 30, 1996, the Company also recognized an extraordinary charge for the $175 million obligation to the Treasurer of the Commonwealth of Virginia in connection with the Demutualization as required by Virginia law. See "The Demutualization -- The Commonwealth Payment."



 (5) Pro forma data assumes (i) the issuance of 31.1 million shares of Common Stock to Eligible Members pursuant to the Demutualization, which is based on the assumption that certain Eligible Members receive $11.3 million in cash in lieu of 0.9 million shares of Common Stock that would otherwise be issued to such Eligible Members pursuant to the Demutualization, (ii) the interest at 6% per annum on the long-term debt obligation under a revolving credit agreement related to the borrowing of $87.5 million in connection with the Commonwealth Payment, (iii) the sale of 11.5 million shares of Common Stock in the Offerings and (iv) adjustment of the Company's effective tax rate to the 35% statutory federal rate. In the pro forma calculations, income before extraordinary items does not include any rate of return on the net proceeds of the Offerings nor does it include the effect of the planned reduction in the Company's equity portfolio and reinvestment of such amounts in a fixed income portfolio with a higher current yield. The Company has not received any binding commitments with respect to borrowings to fund one-half of the Commonwealth Payment and there can be no assurance that the Company will be able to obtain such borrowings concurrently with the Offerings. In this event, the Company would issue Class C Common Stock in payment of one-half of the Commonwealth Payment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," and "Business -- Investments."



 (6) Medical loss ratio represents, for each period, the ratio of medical costs to premium revenues for such period.



 (7) The selling, general and administrative expenses ratio is calculated as a percentage of total revenues excluding amounts attributable to claims under self-funded arrangements, investment income and net realized gains while the operating margin and net margin ratios are calculated by dividing operating income or net income by total revenues. These ratios have been calculated exclusive of non-recurring items which include the Copayment Program, the elimination of the $63.9 million valuation allowance on deferred tax assets, effects of changes in accounting principles and extraordinary items.



 (8) "Other" members include enrollment from Medicare supplemental plans, third-party administration of health care claims, out-of-state student health care coverage and Mid-South members, after its acquisition in February 1996.



 (9) Effective December 31, 1993, the Company adopted the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, at December 31, 1993, 1994 and 1995, surplus included net unrealized gains on investment securities, net of deferred income taxes, of $45.9 million, $2.3 million and $39.5 million, respectively. At September 30, 1995 and 1996 surplus included net unrealized gains on investment securities, net of deferred income taxes, of $40.1 million and $30.7 million, respectively.



(10) Pro forma balance sheet data assumes (i) the issuance of 31.1 million shares of Common Stock to Eligible Members pursuant to the Demutualization,
     (ii) the payment of $11.3 million to certain Eligible Members in lieu of
     0.9 million shares of Common Stock that would otherwise be issued to such Eligible Members pursuant to the Demutualization, (iii) the payment of $175 million in cash and the incurrence of a long-term debt obligation under a revolving credit agreement related to the borrowing of $87.5 million in connection with the Commonwealth Payment, (iv) the payment of $6.0 million for the remaining expenses of the Demutualization and (v) the sale of 11.5 million shares of Common Stock in the Offerings at an offering price of $13 per share, less underwriting discount and estimated offering expenses payable by the Company, as if such transactions had occurred as of September 30, 1996.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the following factors should be considered carefully before purchasing any of the shares of Common Stock offered hereby.

Escalating Health Care Costs and the Health Care Industry


     The Company's profitability depends in large part on accurately predicting and effectively managing health care costs. Predicting medical costs is difficult partially due to the variability of medical inflation. From 1988 to 1995, the consumer price index, as a whole, had annual rates of increase ranging from a high of 6.1% to a low of 2.5%. Medical cost inflation, on the other hand, showed greater volatility with annual rates of increase ranging from a high of 9.6% to a low of 3.2% during the period. The aging of the population and other demographic characteristics along with advances in medical technology continue to contribute to rising health care costs. Government-imposed limitations on Medicare and Medicaid reimbursement have also caused the private sector to bear a greater share of increasing health care costs. Trigon continually reviews and adjusts its premium and benefit structure to reflect its underlying claims experience and revised actuarial data; however, several factors could adversely affect the medical loss ratios. Certain of these factors, which include changes in health care practices, inflation, new technologies, major epidemics, natural disasters and malpractice litigation, are beyond any health plan's control and could adversely affect the Company's ability to accurately predict and effectively control health care costs. Costs in excess of those anticipated could have a material adverse effect on the Company's results of operations. See "Business."


     Competitive price pressures in the health insurance and managed care industry, which generally result from the entry and exit of health care companies in the marketplace, historically have resulted in, or contributed to, pricing and profitability cycles. The extent to which recent structural changes in the managed health care and health insurance industry have altered cyclical patterns is uncertain. There can be no assurance, however, that a continuation of the typical cyclical pattern will not adversely affect the profitability of the Company in the next few years. See "Business."

Competition


     The health care industry is highly competitive both in Virginia and in other states in the southeastern and mid-Atlantic United States into which the Company principally intends to expand. Managed care companies, including large, well-capitalized companies which market managed care products nationwide, have targeted the southeastern and mid-Atlantic regions of the United States as being favorable for expansion, and have begun entering Virginia and markets targeted by Trigon in increasing numbers. In some cases, new market entrants, as well as existing health care companies, have competed with the Company for business by offering very favorable pricing terms to customers. This increased pricing pressure has adversely affected the Company's medical loss ratio during 1995 and through the first nine months of 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General." The Company is facing this increased competition in the areas in which it is licensed to use the Blue Cross and Blue Shield service marks and tradenames, as well as in the areas it operates without these service marks and tradenames. The Company also faces competition from a trend among health care providers to combine and form their own networks in order to contract directly with employer groups and other prospective customers to provide health care services. There is no assurance that such overall increased competition will not exert strong pressures upon Trigon's profitability, its ability to increase enrollment, or its ability to successfully pursue growth in areas both within and outside of Virginia.


     The Company believes that it has effectively integrated its managed care programs into its traditional business, principally through its PPO networks and products. The trend in the health care industry is toward both vertical and horizontal integration coupled with significant levels of managed care, principally through HMOs. In the Company's principal geographic market areas, HMOs have a smaller share of the health care market than in other areas of the country, but the Company believes that HMOs will capture an increasing share of the health care market. The Company believes that it will be necessary to significantly expand its market share in the HMO market, in part by successfully transitioning its PAR and PPO members into HMOs, if it is to succeed in retaining a high overall market share in its existing geographic markets. There can be no assurance that the Company will succeed in significantly expanding its market share in HMOs. See "Business -- Competition."

Government Regulation

     The Company and its operating subsidiaries are regulated by state regulators in Virginia, its state of incorporation, and to a lesser extent by regulators in other states in which the Company's subsidiaries do business. This regulation includes, among other things, limits on the amount of dividends and other distributions that can be paid to the Company by its operating subsidiaries without prior approval or notification, restrictions on transactions among the Company's operating subsidiaries, or between the Company and its operating subsidiaries without prior approval or notification, the granting and revoking of licenses to transact business, premium rate regulation for certain lines of business, regulation of trade practices, policy forms and claims payment, licensing of agents and brokers, limits on the amount and type of investments that the Company may hold, minimum reserve and surplus requirements, risk-based capital requirements and mandatory participation in, and assessments in connection with, risk-sharing pools and guaranty funds. Such regulation is primarily intended to protect policyholders rather than investors.


     During 1996, the Congress passed and the President signed into law the Health Insurance Portability and Accountability Act of 1996, and new federal mandates concerning mental health parity and maternity stays. Among other things, the new insurance reform law addresses group and individual market reforms (increasing the portability of health insurance), permits medical savings accounts on a trial basis, and increases the deductibility of health insurance for self-employed. Although this legislation was recently adopted, the Company does not believe it will have a material adverse impact on its operations. In addition, many states, including states in which the Company does business, have enacted or are considering various health care reform statutes. The Virginia General Assembly has passed health insurance market reform measures with the general objective of encouraging greater access to health insurance for small groups (employers with 2-99 employees) and individuals. These reforms relate to, among other things, managed care practices such as requirements with respect to maternity stays, waiting period restrictions for pre-existing conditions, credit for certain prior coverage and guaranteed renewability of small group employer plans and policies for individuals. The Company does not believe that these reforms will have a material adverse effect on its results of operations.


     There can be no assurance that additional regulatory initiatives will not be undertaken in the future, either at the federal or state level, to engage in structural reform of the health care industry in order to reduce the escalation in health care costs or to make health care more accessible. Such reform, if it occurs, could adversely affect Trigon's results of operations or financial condition. See "Business -- Regulation."

Potential Adverse Reaction to the Demutualization


     The contracts that the Company has with its members and providers are cancelable with minimal notice requirements and are renewable periodically. Virginia BCBS, Trigon's predecessor, has not experienced significant contract cancellation or non-renewal in recent years. The Company is not aware of any potential material adverse customer reaction to the Demutualization. However, there can be no assurance that the conversion of the Company to a stock corporation in connection with the Demutualization or the fact that certain customers will not receive stock in the Demutualization will not adversely affect the marketability of the Trigon products or that the current members or providers will not object to Trigon's conversion to a stock corporation and either cancel or decline to renew their contracts. See "The Demutualization."


Potential Risks Associated with Growth Through Acquisitions


     The Company intends to expand its business in part through acquisitions. However, as a result of the expansion of managed care companies into Virginia and the southeastern and mid-Atlantic regions of the United States, the competition to purchase health care companies has intensified, which in many instances has resulted in significant increases in the costs of acquiring such companies, and which could affect the availability of attractive acquisition opportunities. In addition, the Company has no significant experience in expanding its managed health care business outside Virginia. There can be no assurance that the Company will successfully identify or complete acquisitions or that any acquisitions, if completed, will perform as expected or will contribute significant revenues or profits to the Company.


     The Company's ability to expand successfully outside of Virginia through acquisitions or otherwise may be adversely affected by its inability to use the Blue Cross and Blue Shield service marks and trademarks outside of the Company's licensed territory in Virginia, by the Company's lack of substantial market share or established provider networks outside of Virginia and by the presence of competitors with strong market positions in these areas.


Concentration of Business in Virginia



     The Company primarily conducts business within the Commonwealth of Virginia. While the Company's growth strategy includes expansion outside Virginia, for the foreseeable future a significant portion of the Company's revenues may be subject to economic factors specific to Virginia. Therefore, there can be no assurance that a downturn in the Virginia economy would not adversely affect the Company.

Potential Loss of Blue Cross and Blue Shield Service Marks and Tradenames

     In connection with the Demutualization, Trigon Healthcare and the BCBSA will enter into a new license agreement pursuant to which the Company and its subsidiaries will continue to have the right after the Demutualization to use certain Blue Cross and Blue Shield service marks and tradenames for their products throughout Virginia other than certain northern Virginia suburbs adjacent to Washington, D.C. The license requires a fee to be paid to BCBSA equal to total association expenses allocated to members based upon enrollment and premiums written. The Company's license from BCBSA will terminate if any person, without the prior approval of a majority of the disinterested members of BCBSA, acquires securities representing 20% or more of the voting control of the Company. In addition, BCBSA may terminate the license if any person acquires securities representing 5% or more of the voting control of the Company, such stock ownership is deemed by BCBSA to be detrimental to the Blue Cross and Blue Shield service marks and tradenames and a supermajority of the disinterested members of BCBSA votes for termination. The Company's Articles of Incorporation (the "Articles") will contain certain provisions intended to prevent such termination of the BCBSA license. There can be no assurance that a court would enforce these provisions, or that if these provisions were not enforced the Company would retain the license from BCBSA. If the BCBSA license were to be terminated, there would be a material adverse effect on the Company's business and operations, which the Company does not believe it can meaningfully quantify. See "Description of Capital Stock -- Certain Provisions of the Charter and Plan" and "Business -- The Blue Cross Blue Shield License."

     To the extent that the Company continues to use the Blue Cross and Blue Shield service marks and tradenames in marketing its managed care products, there can be no assurance that any negative publicity concerning BCBSA and other BCBSA licensees will not adversely affect the sales of the Company's managed care products and the Company's operations.


Legal Proceedings



     The Company is the subject of various legal actions arising out of the conduct of its business. These include an inquiry from the United States Department of Labor (the "DOL") regarding the Company's policies on passing through the benefits of provider discounts to self-funded employer groups whose health care plans are subject to the Employee Retirement Income Security Act, and claims and litigation brought by self-funded employer groups related to these practices. See "Legal Proceedings." Due to the early stages of these actions, the Company's management cannot make an estimate of loss, if any (and has not established any liability with respect to the DOL inquiries), or predict whether or not such actions will result in a material adverse effect on the Company's results of operations in any particular period. While the ultimate resolution of the DOL inquiries and the discount-related claims and litigation cannot be estimated, the Company believes that these actions should not have a material adverse effect on the Company's financial position.


Certain Charter and State Law Provisions


     The Company's Articles will contain certain provisions which are intended to prevent any holder from acquiring shares in excess of the limits set forth in the Company's license agreement with BCBSA. These provisions will provide that, except with the consent of the Company's continuing directors (as defined in the Company's Articles), a stockholder (other than the Commonwealth of Virginia with respect to the Class C Common Stock) is prohibited from acquiring beneficial ownership of more than 5% of any class of the Company's capital stock (for which purpose, the Common Stock and the Non-Voting Common Stock described below will be treated as a single class). Furthermore, capital stock may not be transferred to any person to the extent that such person would own more than 5%, or some higher percentage as determined by the Company's continuing directors, of such class of capital stock as a result of such transfer. If this restriction is held to be unenforceable, the Articles will give the Company certain rights with respect to the capital stock held by such person in excess of 5% (or other percentage applicable to such person) of such class of capital stock. In addition, the Articles will give the Company the right to convert any Common Stock held by any person and that person's associates in excess of 5% of the outstanding Common Stock into a separate class of common stock ("Non-Voting Common Stock") which will have no voting rights (except and only as conferred by law) but which will otherwise have rights identical to the Common Stock. The Company is unaware of any legal interpretations regarding the enforceability of these provisions of the Company's Articles, and there can therefore be no assurance that a court would enforce these provisions, or that if these provisions were not enforced that the Company would retain the license from BCBSA. The Articles of Trigon Healthcare will provide that these provisions, as well as certain other provisions of the Articles, generally may be amended only with the affirmative vote of more than 75% of each class of the outstanding shares of Trigon Healthcare entitled to vote. See "Description of Capital
Stock -- Certain Provisions of the Charter and Plan." In addition, the Plan of Demutualization provides that no stockholder may, directly or indirectly, acquire beneficial ownership of more than 5% of the Common Stock until 30 months after the Demutualization without the consent of the Company's Board of Directors. This limitation will not prevent the issuance to any Eligible

Member of the shares of Common Stock to which such Eligible Member is entitled under the Plan of Demutualization. However, any Eligible Member who receives more than 5% of the Common Stock as a result of the Demutualization may not acquire, directly or indirectly, any additional Common Stock until 30 months after the Demutualization, unless at the time of such acquisition and immediately following such acquisition, such Eligible Member would not, directly or indirectly, own more than 5% of the Common Stock.


     Virginia insurance holding company laws and regulations, as well as similar laws and regulations in Wisconsin and North Carolina where insurance company subsidiaries of the Company are domiciled, prohibit acquisition of control of the Company unless the applicable state regulator has approved the acquisition. Under the laws and regulations of these states, control would be presumed to exist if a person directly or indirectly has beneficial ownership of 10% or more of the Common Stock. See "Business -- Regulation -- Insurance Holding Company Regulation."


     The Virginia Stock Corporation Act (the "VSCA") contains provisions governing "Affiliated Transactions" which are designed to deter certain takeovers of Virginia corporations. These provisions, with several exceptions, require approval of material transactions between a Virginia corporation and any holder of more than 10% of any class of its outstanding voting shares by the holders of at least two-thirds of the remaining voting shares. See "Description of Capital Stock -- Virginia Anti-Takeover Law."


     The VSCA also contains provisions governing "Control Share Acquisitions." These provisions provide that shares of a Virginia public issuer acquired in a transaction that would cause the voting strength of the acquiring person and its associates to meet or exceed any of three thresholds (20%, 33 1/3% or 50%) have no voting rights unless granted by a majority vote of shares not owned by the acquiring person or any officer or employee-director of the Virginia public issuer. See "Description of Capital Stock -- Virginia Anti-Takeover Law."

     Generally, beneficial ownership of shares of Common Stock includes direct or indirect ownership, including the right to vote such shares pursuant to irrevocable proxies and the right to acquire such shares.

Limitation on Dividends; Liquidity of the Holding Company

     As a holding company, the Company will depend principally upon dividends received from its subsidiaries to meet its liquidity needs (including any future dividends). The Virginia insurance laws limit the payment of dividends by insurers, such as Trigon Insurance, the Company's principal operating subsidiary. See "Dividend Policy" and "Business -- Regulation."

No Prior Public Market


     Prior to the distribution of Common Stock in the Demutualization and the Offerings, there has been no public market for the Common Stock. The Common Stock has been approved for listing on the New York Stock Exchange under the symbol "TGH," subject to official notice of issuance. However, there can be no assurance that an active trading market in the Common Stock will develop or be sustained. The initial public offering price of the Common Stock will be determined through negotiations between the Company and the representatives of the Underwriters and may not be indicative of the market price for the Common Stock after the Offerings. See "Underwriting."


Shares Eligible for Future Sale


     The 31.1 million shares of Common Stock distributed in the Demutualization to Eligible Members will be subject to a six-month lockup. After expiration of the lockup period, the shares of Common Stock distributed in the Demutualization will be eligible for immediate resale in the public market without restriction by Eligible Members who are not "affiliates" of Virginia BCBS or Trigon Healthcare within the meaning of Rule 144 under the Securities Act of 1933. Local Virginia governments and school boards are expected to receive approximately 3.1 million shares of Common Stock in the Demutualization. Under current Virginia law, the Treasurer of each of these entities may be held strictly liable for any decrease in value of the Common Stock held by such entities after the end of the lockup period. Consequently, unless the Virginia law is revised before the end of the lockup period, the Company expects that substantially all these shares will be sold on the day the lockup period ends. In addition, Eligible Members subject to ERISA are expected to receive approximately 15.4 million shares of Common Stock in the Demutualization. ERISA plan fiduciaries have a duty to diversify the investments of the ERISA plan to minimize the risk of large losses, unless it is clearly prudent not to do so. For many ERISA plans, the Common Stock will be the only asset of the plan. If an ERISA plan has no assets other than Common Stock, the plan also may incur additional expenses for government reporting if the Common Stock is not sold by the end of the plan year in which the lockup period ends. Consequently, ERISA plans may be more likely than other Eligible Members to sell Common Stock in the near term after the lockup period ends.

     Moreover, in accordance with the Plan of Demutualization, the Company will for a period of 90 days, which may be extended by the Company, commencing no earlier than six months and no later than 18 months after the Effective Date of the Demutualization provide for the public sale, at market prices and without brokerage commissions or similar fees, of odd lot shares of Common Stock received pursuant to the Plan of Demutualization by certain Eligible Members. In the alternative, these Eligible Members will be able to purchase sufficient shares of Common Stock to round up their holding to 100 shares. The Company will determine after the Demutualization and at least 30 days before the program begins the maximum number of shares of Common Stock received in the Demutualization, not to exceed 99, that will entitle such holders to participate in the program. The Company will also agree not to offer, sell or otherwise dispose of any shares of Common Stock (or securities convertible into Common Stock) for a period of 180 days after the date of this Prospectus without the prior written consent of the Underwriters, subject to certain limited exceptions.



     No prediction can be made as to the effect, if any, such future sales of shares, or the availability of shares for future sales, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock. See "The Demutualization -- Commission-Free Sales and Round-Up Program," "Shares Eligible for Future Sale" and "Underwriting."

                                  THE COMPANY


     Trigon is the largest managed health care company in Virginia, serving approximately 1.9 million members primarily through statewide and regional provider networks. The Company's membership represents approximately 26% of the Virginia population and 31% of the Virginia population in those areas where Trigon has the exclusive right to use the Blue Cross and Blue Shield service marks and tradenames. Within Virginia, Trigon provides a comprehensive spectrum of managed care products through three network systems with a range of utilization and cost containment controls. The Company is pursuing a growth strategy which includes expansion within Virginia and outside of Virginia into other southeastern and mid-Atlantic states.



     As of September 30, 1996, the Company's network systems consisted of: HMO networks which, with 251,399 members, are the Company's most tightly managed and cost efficient networks; the PPO networks which, with 774,473 members, offer greater choice of providers than Trigon's HMOs and may include a POS feature; and the PAR network which, with 615,655 members, is the Company's broadest and most flexible network. The Company's more tightly managed networks exert greater controls upon members in return for greater premium rate reductions, as well as stronger utilization and price controls upon providers in return for larger numbers of members directed to these businesses. See "Business -- Network Systems." The Company also serves 218,814 additional members through its Medicare supplemental plans (128,006 members), third-party administration of health care claims (40,383 members) and through Mid-South Insurance Company, a Fayetteville, North Carolina-based health and life insurance company, which the Company acquired in 1996 (50,425 members). Within the Company's managed care product offerings, customers may choose between at-risk arrangements (in which the Company bears the cost of providing specified health care services for a fixed payment) and self-funded arrangements (in which the customer bears all or a portion of the risk). As of September 30, 1996, 47.6% of members were covered under at-risk arrangements and 41.8% were covered under self-funded arrangements, with the remaining 10.6% covered under the FEP administered under a contract with the BCBSA.



     In 1990 the Company began to institute greater managed care controls in all of its product lines and networks, focusing in particular on its PPO and HMO networks and, depending on market readiness, designing, pricing and marketing its products to encourage members to migrate into these more tightly managed networks where the Company is better able to manage health care costs. While members decide which network to select, the Company generally offers more attractive rates in its more tightly managed networks to encourage members to choose these products. This strategy contributed to accelerated enrollment growth for the Company's HMO and PPO networks and a decline in enrollment in the Company's more traditional PAR network, resulting in a compound annual growth rate in total enrollment of 2.7% from December 31, 1991 through September 30, 1996. Trigon operates six HMOs which are licensed to serve most areas of Virginia. Trigon has the largest number of HMO members in Virginia. Trigon's total HMO enrollment has grown from 60,154 members at December 31, 1991 to 251,399 members as of September 30, 1996, representing a compound annual growth rate of 35.1%. The Company's PPO network system is the largest in Virginia. Trigon's total PPO enrollment has grown from 396,584 members at December 31, 1991 to 774,473 members as of September 30, 1996, representing a compound annual growth rate of 15.1%. Membership in the Company's HMOs and PPOs increased from 27.9% of total enrollment at December 31, 1991 to 55.1% as of September 30, 1996. Trigon's more traditional products are offered through its PAR network, which is the Company's largest network. As a result of the Company's strategy of encouraging members to migrate to its more tightly managed networks, total membership in the PAR network decreased from 951,020 members at December 31, 1991 to 615,655 members at September 30, 1996. Trigon also offers several specialty health care and related products, such as dental, wellness, mental health and life, accident and disability insurance coverage.



     Trigon has the largest membership base in Virginia, which generally allows the Company to negotiate contracts with its Virginia providers that specify favorable rates and incorporate utilization management and other cost controls. As a result of its extensive networks, managed care expertise and broad product offerings, the Company competes favorably in all of its Virginia lines of business including the individual, small, mid-sized and large employer groups and state and federal agency markets. Trigon has exclusive rights to use the Blue Cross and Blue Shield service marks and tradenames for purposes of doing business throughout Virginia other than certain northern Virginia suburbs adjacent to Washington, D.C. As a result of the Demutualization to be effective concurrently with the Offerings, Trigon Healthcare will be the holding company for Trigon Insurance, which is the successor company to Virginia BCBS.


     The mailing address for the Company's Corporate Headquarters is P.O. Box 27401, Richmond, VA 23279. Its telephone number is (804) 354-7000.

                              THE DEMUTUALIZATION

History

     The Company's Blue Cross predecessors were first established in Virginia in 1935 as prepaid health service plans by groups of hospitals. Originally, several such hospital plans existed in the Company's service area. These plans ultimately consolidated into two plans based in Richmond and Roanoke, respectively, and these two plans later merged in 1986. The Company's Blue Shield predecessors were first established in Virginia in 1944 as prepaid health service plans by groups of physicians, later becoming the Virginia Blue Shield plan. In 1982, the Blue Cross plan based in Richmond and the Blue Shield plan merged to form Blue Cross and Blue Shield of Virginia, a nonstock corporation. In 1991, the Company became a mutual company.

Background of the Demutualization


     As a mutual company, Trigon is not able to issue stock. The Company is therefore generally unable to raise capital through the equity capital markets or effect acquisitions through the issuance of equity securities, as stock corporations are able to do. The Company believes that if it is to enhance its strategic position in the consolidating managed care industry and finance its expansion plans, it will be necessary for the Company to access the equity capital markets, as well as to effect acquisitions and other strategic alliances through the issuance of equity securities. Additionally, by creating a holding company structure through demutualization, the Company will no longer be subject to the regulatory limitations on subsidiary investments that currently restrict its ability to effect acquisitions. See "Risk Factors -- Competition" and "Risk Factors -- Potential Risks Associated with Growth Through Acquisitions."


Process of Demutualization


     Under the Plan of Demutualization, Virginia BCBS will be converted into a stock insurance corporation, will change its name to Trigon Insurance Company, and will become a wholly owned subsidiary of Trigon Healthcare. The membership interests of the Company's Eligible Members will be converted in the Demutualization into Common Stock of Trigon Healthcare, or in certain circumstances, cash. The cash consideration payable in lieu of Common Stock will be based on the net proceeds per share of Common Stock received by the Company in the Offerings. The Company does not expect that any single Eligible Member will receive more than 5% of the Common Stock issuable in the Demutualization. The only Common Stock that will be outstanding following the Demutualization will be that issued in the Demutualization and that to be issued pursuant to the Offerings. The Plan of Demutualization provides that the Company may issue shares of Class C Common Stock to the Commonwealth of Virginia in connection with the Demutualization; however, the Company does not expect to issue any Class C Common Stock. See " -- The Commonwealth Payment."



     As required by Virginia law, the Plan of Demutualization was approved by the members of Virginia BCBS at a special meeting held on September 6, 1996. On November 5, 1996, the State Corporation Commission entered a final order approving the Plan of Demutualization after a public hearing. The Company expects that the Demutualization will become effective in early 1997. The Plan of Demutualization requires the Company to complete, simultaneously with the Demutualization, an initial public offering of Common Stock that will generate net proceeds equal to at least $25.0 million plus the cash needed to make mandatory cash payments under the Plan of Demutualization. The Plan of Demutualization also provides that the Company may make other offerings of other equity or debt securities or incur debt obligations, simultaneously with such initial public offering or anytime thereafter. The Company will not make any such additional offerings at this time; however, the Company does expect to enter into a revolving credit agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


The Commonwealth Payment

     Virginia law requires that, in connection with the Demutualization, the Treasurer of the Commonwealth of Virginia must receive the Commonwealth Payment, which is an amount equal to the surplus, computed in accordance with generally accepted accounting principles, of Virginia BCBS on December 31, 1987, plus $10 million. The Commonwealth Payment will be approximately $175 million. From its formation in 1935 until January 1, 1988, Virginia BCBS, as a health services plan, was exempt pursuant to Virginia law from the premium tax that the Commonwealth of Virginia imposed on other health insurers. While operating as a tax exempt entity, Virginia BCBS accumulated a surplus of approximately $165 million. The Commonwealth Payment is in addition to any shares of Common Stock to which the Commonwealth of Virginia is entitled as an Eligible Member.

     The Plan of Demutualization provides that at least one-half of the Commonwealth Payment will be made in cash. The remainder will be made in cash or shares of Class C Common Stock (valued at the initial per share price of the Common Stock to the public in the Offerings). The Company expects to use proceeds of the Offerings to pay $87.5 million of the Commonwealth Payment and to fund the balance from borrowings under a revolving credit agreement or other available cash. The Company has not received any binding commitments with respect to such revolving credit agreement and there can be no assurance that the Company will be able to enter into such an agreement concurrently with the Offerings. In this event, the Company would issue Class C Common Stock in payment of one-half of the Commonwealth Payment.



     Pursuant to the Plan of Demutualization the Virginia Attorney General and the Joint Rules Committee of the Virginia General Assembly have each identified to the Company three proposed nominees to the Board of the Company. Under the Plan of Demutualization these persons must be citizens of the Commonwealth of Virginia who do not hold public office and have no direct or indirect financial interest, except as consumers, in Virginia BCBS. The Company will cause two of these nominees (one from the list submitted by the Virginia Attorney General and one from the list submitted by the Joint Rules Committee) to be elected directors of the Company before or within seven days after the effective date of the Demutualization. See "Management -- Directors and Executive Officers."


Federal Income Tax Consequences of the Demutualization

     Based on current law, including judicial decisions and the existing administrative position of the Internal Revenue Service ("IRS"), the Company believes that the Demutualization should be tax-free to the Company and that Eligible Members of the Company should not be subject to federal income tax on the receipt of Common Stock in exchange for their membership interests. Accordingly, the Company believes that it will not realize any significant income or loss for federal income tax purposes as a result of the Demutualization, and that the federal income tax attributes of the Company, including its basis and holding period in its assets, its earnings and profits and any tax accounting methods will not be significantly affected by the Demutualization.


     As a Blue Cross and Blue Shield organization, the Company has been entitled to certain federal income tax benefits, which have had the effect of reducing its effective tax rate below the statutory federal income tax rate of 35%. The Company believes that because of the Demutualization or other factors, its effective tax rate in future years is likely to be equal to the statutory federal income tax rate of 35%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Income Taxes."



     In a recent case brought against the Federal Government in Federal District Court in Maine, UNUM Corporation and UNUM Life Insurance Company, a Maine life insurance company that demutualized in 1986 (collectively, "UNUM"), claimed that its distribution of stock and cash to its policyholders pursuant to a plan of demutualization should be treated for federal income tax purposes as the distribution of a policyholder dividend rather than as a payment in exchange for a membership interest. If the distribution were treated for federal income tax purposes as a policyholder dividend, UNUM would be entitled to a deduction equal to the amount of cash and the fair market value of any stock so distributed, and each policyholder receiving cash or stock likely would be treated for federal income tax purposes as having received a policyholder dividend equal to the amount of cash and the fair market value of the stock so distributed. On May 23, 1996, the Federal District Court ruled in favor of the Federal Government and against UNUM. Under the District Court's decision, no portion of the stock or other property distributed by UNUM would be treated as a deductible policyholder dividend. UNUM has appealed the District Court decision to the United States Court of Appeals for the First Circuit.


     The Company has been advised by its special tax counsel that the position advanced by UNUM has not previously been tested in the courts and is inconsistent with the treatment that has been applied by taxpayers and the IRS to stock distributed in other demutualization transactions. The Company is unable to predict the eventual outcome of the UNUM litigation, or whether the outcome of the UNUM litigation could have any effect on the tax treatment of the Demutualization.

     The Company may decide, based on the eventual outcome of the UNUM case or other judicial decisions, actions taken by the IRS, or other developments in the law, and the advice of its tax advisors, that all or some portion of its distribution of cash and Common Stock to Eligible Members pursuant to the Demutualization should be treated for federal income tax purposes as a policyholder dividend. In that event, the Company may claim a policyholder dividend deduction equal to some or all of the amount of cash or fair market value of the Common Stock distributed to Eligible Members. If the Company attempts to claim a policyholder dividend deduction, it is likely that the IRS would challenge its claim. The tax treatment could remain unresolved for a number of years. Final resolution of the issue could result in retroactive changes to the tax treatment of Eligible Members. It is also possible that as a result of the pending litigation or actions taken by the Company the IRS could decide to treat some or all of the cash and Common Stock distributed in the Demutualization as a policyholder dividend and seek to assert federal income tax liability against certain Eligible Members.

     For other potential federal income tax consequences of the Demutualization, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Income Taxes."

Cash Payments


     Under the Plan of Demutualization, Eligible Members may elect a preference to receive cash instead of Common Stock. In addition, certain Eligible Members are required to receive cash in the Demutualization. The amount of funds allocated to make cash payments to Eligible Members who elect to receive cash will be determined by the Board of Directors of the Company but may not, under the Plan of Demutualization, exceed the net proceeds from the Offerings and any other offering of equity or debt securities completed on the effective date of the Plan of Demutualization less the sum of (i) $25.0 million and (ii) the amount required to make mandatory cash payments to Eligible Members. The amount of cash consideration that will be payable in lieu of each share of Common Stock will be equal to the net proceeds per share of the Offerings. Based on an initial public offering price of $13 per share, the Company expects that $11.3 million will be paid to Eligible Members in lieu of issuing 0.9 million shares of Common Stock. See "Unaudited Pro Forma Consolidated Financial Information."


     If there is not sufficient cash available to allow all Eligible Members who have elected a preference for cash ("Preferred Cash Members") to receive all of their consideration in cash, then the available cash will be allocated as follows. First, all Eligible Members required to receive cash under the Plan of Demutualization ("Mandatory Cash Members") will receive cash in lieu of all Common Stock allocated to them. Second, all Preferred Cash Members allocated fewer than 100 shares of Common Stock in the Demutualization will receive cash in lieu of all Common Stock allocated to them, and if the cash remaining after paying cash to the Mandatory Cash Members is not sufficient to make payments to all Preferred Cash Members allocated fewer than 100 shares, then the cash available to such Preferred Cash Members will be distributed to them pro rata to the number of shares of Common Stock allocated to them in the Demutualization. Any cash remaining after those payments will be distributed among all other Preferred Cash Members expressing a preference for cash pro rata to the number of shares of Common Stock allocated to them in the Demutualization. Any portion of consideration not paid to Eligible Members in cash will be paid by issuance of shares of Common Stock, provided that, regardless of how the available cash is allocated, no fractional shares of Common Stock will be issued in the Demutualization.


     Eligible Members are required under the Plan of Demutualization to receive cash if (i) they are known by the Company to be subject to a lien or bankruptcy proceeding; (ii) their address for mailing purposes is shown on the records of Virginia BCBS as located outside of the United States; (iii) their address for mailing purposes is shown on the records of Virginia BCBS as located in a state in which there are 30 or fewer Eligible Members; or (iv) their address for mailing purposes is shown on the records of Virginia BCBS as located in a state in which, in the reasonable determination of the Company, the requirements necessary to qualify the Common Stock in that state are excessively burdensome or expensive or are likely to be subject to unreasonable delays.


Lockup Period


     All shares of Common Stock to be issued to Eligible Members as consideration initially will be uncertificated and will be subject to a six-month lockup period following the Offerings. All shares of Common Stock or securities convertible into or exchangeable for Common Stock issued as a dividend or distribution on shares of Common Stock subject to the lockup may, at the Company's discretion, also be subject to the lockup. See "Shares Eligible for Future Sale."



     During the lockup period, Trigon Healthcare will be under no obligation to recognize any transfer of any right or interest in any Common Stock subject to the lockup, other than a transfer by an Eligible Member to a trust established in connection with an ERISA Plan of the Eligible Member, the granting of a revocable proxy that complies with the Articles and bylaws of Trigon Healthcare, the Plan of Demutualization and Virginia law, a transfer as a result of the bankruptcy or insolvency of an Eligible Member, a transfer as a result of the death of an Eligible Member, or a transfer as a result of a merger or consolidation affecting an Eligible Member. Thus, Eligible Members will not be able to sell, pledge, or to realize their interest in the Common Stock or any part of it while it is subject to the lockup, except pursuant to the limited cases described above.


Commission-Free Sales and Round-Up Program


     The Company intends to conduct a commission-free odd-lot sale and round-up program to enable stockholders who receive fewer than a specified number of shares of Common Stock in the Demutualization either to sell all of their shares or to purchase sufficient stock to round up their holding to 100 shares. The Plan of Demutualization provides that the odd-lot program will commence no earlier than six months after the Demutualization and no later than 18 months after the Demutualization. The Company expects that the odd-lot program will continue for 90 days, but may be extended by the Company at its discretion. Only stockholders who received fewer than a specified number of shares in the Demutualization will be eligible to participate in either the selling or round-up features of the program. The Company will determine after the Demutualization and at least 30 days before the program begins the maximum number of shares of Common Stock received in the Demutualization, not to exceed 99, that will entitle such holder to participate in either the selling or round-up features of the program. The expenses of the program will be borne by the Company. Purchases and sales under the program will be matched at the then prevailing market prices of Common Stock, and any excess purchases or sales needed to fulfill the program will be made in the market. Details of the odd-lot program will be mailed by the Company to holders eligible to participate following the Demutualization and prior to the commencement of the program.


                                USE OF PROCEEDS


     Assuming an initial public offering price of $13 per share, the net proceeds to the Company from the Offerings are estimated to be approximately $139.0 million ($160.0 million if the Underwriters' over-allotment options are exercised in full), after deducting the underwriting discount and estimated offering expenses payable by the Company. The Company intends to use $87.5 million of the net proceeds of the Offerings to make a portion of the Commonwealth Payment, $11.3 million of the net proceeds of the Offerings to make cash payments to Eligible Members in the Demutualization and the balance (which amount will be approximately $40.1 million, or $61.1 million if the Underwriters' over-allotment options are exercised in full) of the net proceeds of the Offerings for general corporate purposes, including expansion of the Company's networks, products and geographic base, both through internal growth and through acquisitions of managed health care companies or related lines of business. Although the Company has no commitments or agreements with respect to any acquisitions, the Company believes that the increased resources and financial flexibility provided by the Offerings will enhance its ability to take advantage of acquisition opportunities as they arise. Pending such uses, the net proceeds will be invested primarily in short-term and medium-term fixed income securities.


                                DIVIDEND POLICY

     The Company anticipates that all earnings in the foreseeable future will be retained to finance the continuing development of its business. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, the success of the Company's business activities, regulatory and capital requirements, the general financial condition of the Company and general business conditions.


     To the extent that the Company determines to pay dividends in the future, the principal source of funds to pay dividends to stockholders would be dividends received by the Company from its subsidiaries, including Trigon Insurance. Virginia insurance laws and regulations restrict the payment of dividends by health care insurance companies, such as Trigon Insurance, in a holding company structure. See "Business -- Regulation."

                                 CAPITALIZATION


     The following table sets forth the consolidated capitalization of the Company as of September 30, 1996. The "Pro Forma As Adjusted" column assumes (i) the sale of 11.5 million shares of Common Stock in the Offerings at an offering price of $13 per share, less the underwriting discount and estimated offering expenses payable by the Company, (ii) the issuance of 31.1 million shares of Common Stock to Eligible Members pursuant to the Demutualization, (iii) the use of net proceeds of the Offerings to pay $11.3 million to certain Eligible Members in lieu of 0.9 million shares of Common Stock that would otherwise be issued to such Eligible Members pursuant to the Demutualization, (iv) the use of net proceeds of the Offerings to pay $87.5 million of the Commonwealth Payment and the borrowing of $87.5 million under a revolving credit agreement to fund the balance of the Commonwealth Payment and (v) the payment of $6.0 million for the remaining expenses of the Demutualization. This table should be read in conjunction with the Company's consolidated financial statements and the related summary of significant accounting policies and notes thereto included elsewhere in this Prospectus. The pro forma as adjusted data are not necessarily indicative of the financial condition of the Company that would have been reported had the transactions been consummated on the date assumed, or of future financial condition. See "Unaudited Pro Forma Consolidated Financial Information."


                                                                              September 30, 1996
                                                                            -----------------------
                                                                                         Pro Forma
                                                                             Actual     As Adjusted
                                                                            --------    -----------
                                                                                       (unaudited)
                                                                              (dollars in 000's,
                                                                            except per share data)
LIABILITIES:
Obligation for Commonwealth Payment, current.............................   $ 87,500     $      --
                                                                            --------    -----------
                                                                            --------    -----------
Obligation for Commonwealth Payment, noncurrent..........................   $ 87,500            --(1)
Long-term debt...........................................................      4,880     $  92,380(1)
STOCKHOLDERS' EQUITY:
Common Stock, $0.01 per share par value, 300,000,000 shares authorized;
  42,599,435 shares issued and outstanding (2)...........................                      426(3)(4)
Capital in excess of par.................................................                  777,170(3)(4)
Retained earnings........................................................    655,952            --(4)
Net unrealized gain on investment securities, net of deferred income
  taxes of $16,517.......................................................     30,698        30,698
                                                                            --------    -----------
     Total surplus.......................................................    686,650
     Total stockholders' equity..........................................                  808,294
                                                                            --------    -----------
       Total capitalization..............................................   $779,030     $ 900,674
                                                                            --------    -----------
                                                                            --------    -----------


---------------


(1) Reflects the borrowing of $87.5 million under a revolving credit agreement to fund one-half of the Commonwealth Payment. The Company has not received any binding commitments with respect to such revolving credit agreement and there can be no assurance that the Company will be able to enter into such an agreement concurrently with the Offerings. In this event, the Company would issue Class C Common Stock in payment of one-half of the Commonwealth Payment.



(2) No shares of the Company's Class B non-voting Common Stock, $.01 par value or Class C Common Stock are expected to be outstanding upon completion of the Offerings.



(3) Reflects the issuance of 31.1 million shares of Common Stock to Eligible Members in the Demutualization and the proceeds from the sale of 11.5 million shares of Common Stock in the Offerings at $13 per share, less the underwriting discount and estimated offering expenses.



(4) Reflects the reclassification of the retained earnings of the mutual insurance company after the effect of the Commonwealth Payment and the payment of $11.3 million to certain Eligible Members in lieu of 0.9 million shares of Common Stock that would otherwise be issued to such Eligible Members in the Demutualization.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA


     The selected consolidated financial and operating data presented below as of the end of and for each of the years in the five-year period ended December 31, 1995 and the nine months ended September 30, 1996 are derived from the audited consolidated financial statements of Virginia BCBS, which consolidated financial statements have been audited by KPMG Peat Marwick LLP, independent auditors. The Statement of Operations Data for the nine months ended September 30, 1995, the Balance Sheet Data as of September 30, 1995 and the information under the caption "Members at end of period" are unaudited. The results for the nine months ended September 30, 1996 are not necessarily indicative of the results to be expected for the full year. The selected data should be read in conjunction with the Company's audited consolidated financial statements and the related summary of significant accounting policies and notes thereto included elsewhere in this Prospectus. The audit report refers to changes in accounting for investment securities, income taxes and postemployment benefits.


                                                                                                                Nine Months Ended
                                                             Years Ended December 31,                             September 30,
                                        ------------------------------------------------------------------    --------------------
                                           1991          1992          1993          1994          1995         1995       1996
                                        ----------    ----------    ----------    ----------    ----------    ---------  ---------
                                                                                (in 000's)
                                                                                                           (unaudited)
STATEMENT OF OPERATIONS DATA:
Revenues
  Premium and fee revenues
    Commercial.......................   $1,024,066    $1,057,821    $1,050,157    $1,081,820    $1,157,899    $ 857,448  $ 985,127
    Federal Employee Program.........      206,878       254,102       279,058       303,250       329,243      248,109    265,587
    Amounts attributable to self-
      funded arrangements............      777,420       871,101       905,529       908,234       981,741      719,067    798,358
    Less: Amounts attributable to
      claims under self-funded
      arrangements...................     (697,069)     (786,252)     (815,488)     (827,869)     (897,954)    (655,731)  (731,062)
                                        ----------    ----------    ----------    ----------    ----------    ---------  ---------
                                         1,311,295     1,396,772     1,419,256     1,465,435     1,570,929    1,168,893  1,318,010
  Investment income..................       31,558        31,810        34,279        39,962        45,861       34,881     34,081
  Net realized gains.................       24,017        25,584        26,199        12,793        52,976       34,833     50,685
  Other revenues.....................       25,579        27,946        30,555        45,467        55,176       41,096     37,666
                                        ----------    ----------    ----------    ----------    ----------    ---------  ---------
    Total revenues...................    1,392,449     1,482,112     1,510,289     1,563,657     1,724,942    1,279,703  1,440,442
Operating expenses
  Medical and other benefit costs
    Commercial.......................      825,925       835,777       795,921       802,666       959,328      689,705    809,344
    Federal Employee Program.........      193,505       238,986       262,295       283,645       312,222      234,965    252,478
                                        ----------    ----------    ----------    ----------    ----------    ---------  ---------
                                         1,019,430     1,074,763     1,058,216     1,086,311     1,271,550      924,670  1,061,822
  Selling, general and administrative
    expenses.........................      246,617       281,191       308,412       322,391       346,353      247,059    283,704
  Copayment refund program (1).......           --            --            --        36,432        47,073       46,702         --
                                        ----------    ----------    ----------    ----------    ----------    ---------  ---------
    Total operating expenses.........    1,266,047     1,355,954     1,366,628     1,445,134     1,664,976    1,218,431  1,345,526
                                        ----------    ----------    ----------    ----------    ----------    ---------  ---------
Income before income taxes,
  cumulative effects of changes in
  accounting principles and
  extraordinary items (operating
  income)............................      126,402       126,158       143,661       118,523        59,966       61,272     94,916
Income tax expense (benefit) (2).....       29,107        32,220        35,803        24,564         8,264        8,475    (46,751)
                                        ----------    ----------    ----------    ----------    ----------    ---------  ---------
Income before cumulative effects of
  changes in accounting principles
  and extraordinary items............       97,295        93,938       107,858        93,959        51,702       52,797    141,667
Cumulative effects of changes in
  accounting principles, net of
  income taxes (3)...................      (21,876)           --         8,126            --            --           --         --
Extraordinary items, net of income
  taxes (4)..........................           --            --            --          (644)       (4,707)      (2,999)  (186,280)
                                        ----------    ----------    ----------    ----------    ----------    ---------  ---------
Net income (loss)....................   $   75,419    $   93,938    $  115,984    $   93,315    $   46,995    $  49,798  $ (44,613)
                                        ----------    ----------    ----------    ----------    ----------    ---------  ---------
                                        ----------    ----------    ----------    ----------    ----------    ---------  ---------

                                                                                                             Nine Months
                                                                                                                Ended
                                                                                                              September
                                                            Years Ended December 31,                             30,
                                       ------------------------------------------------------------------    -----------
                                          1991          1992          1993          1994          1995          1995
                                       ----------    ----------    ----------    ----------    ----------    -----------

                                                                                                              (unaudited)
OPERATING STATISTICS:
Medical loss ratio (5)
  Commercial........................         80.7%         79.0%         75.8%         74.2%         82.9%         80.4%
  Federal Employee Program..........         93.5          94.1          94.0          93.5          94.8          94.7
    Total...........................         82.8          81.9          79.6          78.4          85.5          83.6
Selling, general and administrative
  expenses ratio (6)................         12.1%         12.7%         13.6%         13.8%         13.7%         13.2%
Operating margin (6)................          9.1           8.5           9.5           9.9           6.2           8.4
Net margin (6)......................          7.0           6.3           7.1           7.9           5.4           7.3
Members at end of period (unaudited)
  HMO...............................       60,154        60,683        84,081       119,982       221,148       210,057
  PPO...............................      396,584       561,686       624,811       672,610       747,297       710,365
  PAR...............................      951,020       770,038       687,475       653,097       618,238       629,213
  Other (7).........................      231,714       228,749       235,640       235,984       212,935       212,032
                                       ----------    ----------    ----------    ----------    ----------    -----------
    Total...........................    1,639,472     1,621,156     1,632,007     1,681,673     1,799,618     1,761,667
                                       ----------    ----------    ----------    ----------    ----------    -----------
                                       ----------    ----------    ----------    ----------    ----------    -----------


                                        1996
                                      ---------
OPERATING STATISTICS:
Medical loss ratio (5)
  Commercial........................       82.2%
  Federal Employee Program..........       95.1
    Total...........................       84.9
Selling, general and administrative
  expenses ratio (6)................       13.6%
Operating margin (6)................        6.6
Net margin (6)......................        5.4
Members at end of period (unaudited)
  HMO...............................    251,399
  PPO...............................    774,473
  PAR...............................    615,655
  Other (7).........................    218,814
                                      ---------
    Total...........................  1,860,341
                                      ---------
                                      ---------


                                                                 December 31,                                    September 30,
                                       ----------------------------------------------------------------    -------------------------
                                         1991         1992          1993          1994          1995          1995           1996
                                       --------    ----------    ----------    ----------    ----------    -----------    ----------
                                                                               (in 000's)
                                                                                                          (unaudited)
BALANCE SHEET DATA:
Cash and investments................   $590,623    $  714,827    $  940,914    $1,001,571    $1,119,652    $1,107,079     $1,124,280
Total assets........................    939,912     1,037,301     1,266,952     1,403,104     1,565,331     1,557,263      1,734,737
Obligation for
  Commonwealth Payment
    Current.........................         --            --            --            --            --            --         87,500
    Noncurrent......................         --            --            --            --            --            --         87,500
Long-term debt......................         --            --            --            --         4,145         3,400          4,880
Surplus (8).........................    350,333       444,271       606,146       655,875       740,071       743,501        686,650


---------------


(1) The Company conducted a Copayment Refund Program (the "Copayment Program") in accordance with an agreement with the State Corporation Commission dated September 22, 1994. During the Copayment Program, members who had paid coinsurance on services rendered at the Company's network facilities from January 1, 1984 through December 31, 1993 were eligible for a refund. Refunds represented the difference between the member's original coinsurance payment, which had been based on the facility's undiscounted charges, and an adjusted coinsurance payment calculated using the Company's average discount percentage at the facility. Costs incurred under the Copayment Program included refunds, interest and administrative costs associated with the Copayment Program that the Company would not otherwise have incurred. The cost of the Copayment Program in 1994 was $36.4 million, or $30.0 million net of income taxes. In accordance with an agreement with the State Corporation Commission dated November 16, 1995, the Company re-opened the Copayment Program. As part of the re-opening of the Copayment Program, the Company mailed refunds to approximately 300,000 members who had not filed a claim under the original program and for whom the Company had an address. In addition, the Company announced that there are approximately 200,000 former members for whom the Company does not have an address and who are eligible for refunds. Under this new agreement, any amounts not paid by December 31, 1996 will be escheated to the Commonwealth of Virginia as unclaimed property. The cost of re-opening the Copayment Program was $47.1 million, or $40.6 million net of income taxes, in 1995.



(2) The Company's effective tax rates (income tax expense as a percentage of operating income) as reflected in its consolidated financial statements were 13.8% for the year-ended December 31, 1995 and 13.8% for the nine months ended September 30, 1995. These effective tax rates were lower than the 35% statutory federal income tax rate due to the recognition of nontaxable income and the reduction in the valuation allowance on deferred tax assets. The reduction in the valuation allowance on deferred tax assets is primarily related to realization of alternative minimum tax credits. The effective tax rate for the nine months ended September 30, 1996 (income tax benefit as a percentage of operating income) was a tax benefit of 49.3%. This rate differs from the 35% statutory federal rate due primarily to the realization of alternative minimum tax credits during the nine-month period and the elimination as of September 30, 1996 of the $63.9 million valuation allowance maintained by the Company with respect to deferred tax assets because the Demutualization has made it more likely than not that the assets will be realized. Excluding the effects of the elimination of the valuation allowance, the effective tax rate would have been 18.1% for the nine months ended September 30, 1996. These items are not recurring and the Company believes that in the future its effective tax rate as reflected in its consolidated financial statements should approximate the 35% federal statutory rate. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Income Taxes."



(3) During 1991, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." The cumulative effect at January 1, 1991 of the change in accounting for postretirement benefits was a charge of $21.9 million to net income. During 1993, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits." The cumulative effect at January 1, 1993 of the change in accounting for postemployment benefits was a charge of $4.8 million to net income. During 1993, the Company also adopted SFAS No. 109, "Accounting for Income Taxes." The cumulative effect at January 1, 1993 of the change in accounting for income taxes was a $12.9 million increase in net income.



(4) For the years ended December 31, 1994 and 1995, the Company recognized extraordinary charges of $644,000 and $4.7 million net of income taxes of $347,000 and $2.5 million, for costs incurred in connection with the Demutualization. During the nine-month periods ended September 30, 1995 and 1996, the Company recognized extraordinary charges of $3.0 million, and $11.3 million, net of income taxes of $1.6 million and $594,000, respectively, for costs incurred in connection with the Demutualization. For the nine months ended September 30, 1996, the Company also recognized an extraordinary charge for the $175 million obligation to the Commonwealth of Virginia in connection with the Demutualization as required by Virginia law. See "The Demutualization -- The Commonwealth Payment."



(5) Medical loss ratio represents, for each period, the ratio of medical costs to premium revenues for such period.



(6) The selling, general and administrative expenses ratio is calculated as a percentage of total revenues excluding amounts attributable to claims under self-funded arrangements, investment income and net realized gains while the operating margin and net margin ratios are calculated by dividing operating income or net income by total revenues. These ratios have been calculated exclusive of non-recurring items which include the Copayment Program, the elimination of the $63.9 million valuation allowance on deferred tax assets, effects of changes in accounting principles and extraordinary items.



(7) "Other" members include enrollment from Medicare supplemental plans, third-party administration of health care claims, out-of-state student health care coverage and Mid-South members, after its acquisition in February 1996.



(8) Effective December 31, 1993, the Company adopted the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, at December 31, 1993, 1994 and 1995, surplus included net unrealized gains on investment securities, net of deferred income taxes, of $45.9 million, $2.3 million and $39.5 million, respectively. At September 30, 1995 and 1996 surplus included net unrealized gains on investment securities, net of deferred income taxes, of $40.1 million and $30.7 million, respectively.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION


     The unaudited pro forma consolidated financial information (the "Pro Forma Information") presented below gives effect to (i) the Demutualization, including the issuance of 31.1 million shares of Common Stock in connection therewith to Eligible Members, (ii) the use of net proceeds of the Offerings to pay $87.5 million of the Commonwealth Payment and the borrowing of $87.5 million under a revolving credit agreement to fund the balance of the Commonwealth Payment (iii) the sale of 11.5 million shares of Common Stock in the Offerings at an assumed initial public offering price of $13 per share (before deducting the estimated underwriting discount and offering expenses payable by the Company), as if the Demutualization had occurred as of September 30, 1996 for purposes of the unaudited pro forma consolidated balance sheet, and as of January 1, 1995 for purposes of the unaudited pro forma consolidated statements of operations for the year ended December 31, 1995 and the nine months ended September 30, 1996. Prior to the Demutualization, "Stockholders' Equity" represents consolidated surplus of Virginia BCBS.



     The Pro Forma Information reflects estimated gross and net proceeds of the Offerings of $150.0 million and $139.0 million, respectively. The Pro Forma Information also assumes that, of the estimated net proceeds, (i) $11.3 million will be paid to certain Eligible Members in lieu of 0.9 million shares of Common Stock that would otherwise be issued to such Eligible Members in the Demutualization, (ii) $87.5 million will be used to make a portion of the Commonwealth Payment and (iii) the balance will be retained by the Company for general corporate purposes. See "Use of Proceeds." In addition, the Pro Forma Information assumes the payment of $6.0 million for the remaining expenses of the Demutualization.


     The Pro Forma Information is based on available information and on assumptions the Company believes are reasonable and that reflect the effects of these transactions. The Pro Forma Information is provided for informational purposes only and should not be construed to be indicative of the Company's consolidated financial position or its consolidated results of operations had these transactions been consummated on the dates assumed and does not in any way represent a projection or forecast of the Company's consolidated financial position or consolidated results of operations for any future date or period. The Pro Forma Information should be read in conjunction with the historical consolidated financial statements of the Company included elsewhere in this Prospectus and with the information set forth under "The Demutualization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

                 Unaudited Pro Forma Consolidated Balance Sheet


                                                                                                 September 30, 1996
                                                                                      -----------------------------------------
                                                                                                                     Pro Forma
                                                                                        Actual      Adjustments     As Adjusted
                                                                                      ----------    -----------     -----------

                                                                                                           (in 000's)
ASSETS:
Current assets
  Cash.............................................................................   $   33,303    $  127,644 (1)  $    67,447
                                                                                                        87,500 (2)
                                                                                                      (175,000 )(2)
                                                                                                        (6,000 )(3)
  Investment securities, at estimated fair value...................................    1,090,977                      1,090,977
  Premiums and other receivables...................................................      369,406                        369,406
  Deferred income taxes............................................................       18,474                         18,474
  Other assets.....................................................................        9,717                          9,717
                                                                                      ----------    -----------     -----------
     Total current assets..........................................................    1,521,877        34,144        1,556,021
Property and equipment, net........................................................       51,514                         51,514
Deferred income taxes..............................................................       58,108                         58,108
Goodwill and other intangibles, net................................................       77,372                         77,372
Restricted investments, at estimated fair value....................................       10,314                         10,314
Other assets.......................................................................       15,552                         15,552
                                                                                      ----------    -----------     -----------
       Total assets................................................................   $1,734,737    $   34,144      $ 1,768,881
                                                                                      ----------    -----------     -----------
                                                                                      ----------    -----------     -----------
LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities
  Medical and other benefits payable...............................................   $  444,200                    $   444,200
  Unearned premiums................................................................       98,558                         98,558
  Accounts payable and accrued expenses............................................       80,896                         80,896
  Deferred income taxes............................................................           --                             --
  Other liabilities................................................................      148,223                        148,223
  Obligation for Commonwealth Payment..............................................       87,500    $  (87,500 )(2)          --
                                                                                      ----------    -----------     -----------
     Total current liabilities.....................................................      859,377       (87,500 )        771,877
Obligation for Commonwealth Payment, noncurrent....................................       87,500       (87,500 )(2)          --
Obligations for employee benefits, noncurrent......................................       57,539                         57,539
Medical and other benefits payable, noncurrent.....................................       34,734                         34,734
Long-term debt.....................................................................        4,880        87,500 (2)       92,380
Minority interest in subsidiary....................................................        4,057                          4,057
                                                                                      ----------    -----------     -----------
     Total liabilities.............................................................    1,048,087       (87,500 )        960,587
                                                                                      ----------    -----------     -----------
STOCKHOLDERS' EQUITY:
  Common stock.....................................................................           --           311 (4)          426
                                                                                              --           115 (1)
  Capital in excess of par.........................................................           --       127,529 (1)      777,170
                                                                                                       649,641 (4)
  Retained earnings................................................................      655,952      (649,952 )(4)          --
                                                                                                        (6,000 )(3)
  Net unrealized gain on investment securities, net of deferred income taxes of
     $16,517.......................................................................       30,698                         30,698
                                                                                      ----------    -----------     -----------
     Total stockholders' equity....................................................      686,650       121,644          808,294
                                                                                      ----------    -----------     -----------
       Total liabilities and stockholders' equity..................................   $1,734,737    $   34,144      $ 1,768,881
                                                                                      ----------    -----------     -----------
                                                                                      ----------    -----------     -----------

           Unaudited Pro Forma Consolidated Statements of Operations


                                                    Year Ended December 31, 1995         Nine Months Ended September 30, 1996
                                               --------------------------------------   --------------------------------------
                                                 Actual     Adjustments    Pro Forma      Actual     Adjustments    Pro Forma
                                               ----------   -----------    ----------   ----------   -----------    ----------

                                                                      (in 000's, except per share data)
Revenues
  Premium and fee revenues
     Commercial..............................  $1,157,899                  $1,157,899   $  985,127                  $  985,127
     Federal Employee Program................     329,243                     329,243      265,587                     265,587
     Amounts attributable to self-funded
       arrangements..........................     981,741                     981,741      798,358                     798,358
     Less: amounts attributable to claims
       under self-funded arrangements........    (897,954)                   (897,954)    (731,062)                   (731,062)
                                               ----------   -----------    ----------   ----------   -----------    ----------
                                                1,570,929                   1,570,929    1,318,010                   1,318,010
  Investment income..........................      45,861                      45,861       34,081                      34,081
  Net realized gains.........................      52,976                      52,976       50,685                      50,685
  Other revenues.............................      55,176                      55,176       37,666                      37,666
                                               ----------   -----------    ----------   ----------   -----------    ----------
     Total revenues..........................   1,724,942                   1,724,942    1,440,442                   1,440,442
Operating expenses
  Medical and other benefit costs
     Commercial..............................     959,328                     959,328      809,344                     809,344
     Federal Employee Program................     312,222                     312,222      252,478                     252,478
                                               ----------   -----------    ----------   ----------   -----------    ----------
                                                1,271,550                   1,271,550    1,061,822                   1,061,822
  Selling, general and administrative
     expenses................................     346,353                     346,353      283,704                     283,704
  Interest expense...........................          --    $   5,250(2)       5,250           --    $   3,938(2)       3,938
  Copayment refund program...................      47,073                      47,073           --                          --
                                               ----------   -----------    ----------   ----------   -----------    ----------
     Total operating expenses................   1,664,976        5,250      1,670,226    1,345,526        3,938      1,349,464
                                               ----------   -----------    ----------   ----------   -----------    ----------
Income before income taxes and extraordinary
  items (operating income)...................      59,966       (5,250)        54,716       94,916       (3,938)        90,978
Income tax expense (benefit).................       8,264       10,887(5)      19,151      (46,751)      78,594(5)      31,843
                                               ----------   -----------    ----------   ----------   -----------    ----------
     Income before extraordinary items (6)...  $   51,702    $ (16,137)    $   35,565   $  141,667    $ (82,532)    $   59,135
                                               ----------   -----------    ----------   ----------   -----------    ----------
                                               ----------   -----------    ----------   ----------   -----------    ----------
Income before extraordinary items per common
  share......................................                              $      .83                               $     1.39
Shares used in calculating per common share
  amount (7).................................                                  42,599                                   42,599


        Notes To Unaudited Pro Forma Consolidated Financial Information


(1) Represents gross proceeds of $150.0 million from the issuance of 11.5 million shares of Common Stock in the Offerings at an assumed initial offering price of $13 per share less underwriting discounts and offering expenses of $11.1 million. Also represents the payment of $11.3 million, the amount of cash which is expected to be paid to certain Eligible Members in lieu of shares of Common Stock that would otherwise be issued to such Eligible Members in the Demutualization.



(2) Represents the following effects of the Commonwealth Payment: (i) on the Unaudited Pro Forma Consolidated Balance Sheet (A) the $175.0 million in cash payment funded with $87.5 million from net proceeds of the Offerings and $87.5 million in borrowings under a revolving credit facility and (B) the long-term debt obligation under a revolving credit agreement related to the borrowing of $87.5 million to fund one-half of the Commonwealth Payment, with offsetting reductions to the obligation for the Commonwealth Payment and (ii) on the Unaudited Pro Forma Consolidated Statements of Operations, the interest on the $87.5 million borrowing under the revolving credit agreement at 6% per annum. The Company has not received any binding commitments with respect to such revolving credit agreement and there can be no assurance that the Company will be able to enter into such an agreement concurrently with the Offerings. In this event, the Company would issue Class C Common Stock in payment of one-half of the Commonwealth Payment.

(3) Represents estimated additional nonrecurring expenses of $6.0 million related to the Demutualization assumed to be incurred as of the date of the Unaudited Pro Forma Consolidated Balance Sheet. Such expenses will be reported as extraordinary expenses.


(4) Represents the reclassification of the retained earnings of the mutual insurance company to reflect conversion to a stock company.


(5) As a result of the elimination at September 30, 1996 of the $63.9 million valuation allowance on deferred tax assets, the Company's income in future years should be subject to an effective tax rate (as reflected in its consolidated financial statements) that approximates the 35% statutory federal rate. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Income Taxes." On the Unaudited Pro Forma Consolidated Statements of Operations, the current period impact of the valuation allowance elimination has been excluded and the effective tax rate has been adjusted to the 35% federal statutory rate.



(6) The unaudited pro forma income before extraordinary items does not include investment income related to the balance of the net proceeds from the sale of the Common Stock in the Offerings nor does it include the effect of the planned reduction in the Company's equity portfolio and reinvestment of such amounts in a fixed income portfolio with a higher current yield.



(7) The number of shares used in the calculation of unaudited pro forma income before extraordinary items per common share is as follows:



                                                                          Number
                                                                        of Shares
                                                                        ----------
Shares allocated to Eligible Members.................................   32,000,000
Less: shares allocated to Eligible Members who receive cash (a)......      940,565
                                                                        ----------
Shares issued to Eligible Members....................................   31,059,435
Shares issued in the Offerings.......................................   11,540,000
                                                                        ----------
Total shares of Common Stock outstanding.............................   42,599,435
                                                                        ----------
                                                                        ----------


---------------


    (a) Assumes that $11.3 million is paid to certain Eligible Members who receive cash in lieu of shares of Common Stock.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

     Substantially all of Trigon's revenues are generated from premiums and fees received for health care services provided to its members and from net investment income. Trigon's expenses are primarily related to health care services provided which consist of payments to physicians, hospitals and other providers. A portion of medical costs expense for each period consists of an actuarial estimate of claims incurred but not reported to Trigon during the period.


     The Company's results of operations depend in large part on its ability to accurately predict and effectively manage health care costs. The Company has been a leader in Virginia in the movement toward managed care. The Company established the first PPO in Virginia in 1983, and in the following year created one of the first HMOs in the state. The Company continued the transition to managed care in 1990 with the development and implementation of a strategy to emphasize the management of health care rather than simply administering health care benefits. Additionally, the Company employs sophisticated underwriting and pricing techniques, using its accumulated actuarial data to evaluate health care costs for specific groups, with adjustment factors such as age, sex, industry and geographic differences. Since 1991, the Company's key demographic features have not significantly changed or materially affected medical cost trends. As of September 30, 1996, the average member age was 38.0 years. Excluding members holding Medicare supplemental policies, the average age was 33.6 years. Adult females comprise 39.3%, adult males comprise 34.7% and children comprise 26.0% of total membership.



     As a result of the Company's emphasis on utilization management and cost control, the Company has achieved improvements across all its networks in its inpatient days per thousand members from 356 in 1991 to 245 for the twelve months ended September 30, 1996, a 31.2% reduction, and an improvement in admissions per thousand members from 76 in 1991 to 63 for the twelve months ended September 30, 1996, a 17.1% reduction. The Company cannot predict whether or to what extent these trends will continue in the future. These improvements in utilization controls, combined with favorable pricing arrangements with providers and hospitals, resulted in a decrease in medical costs expense as a percentage of premium revenues (the "medical loss ratio") for the Company's commercial business from 80.7% for the year ended December 31, 1991 to 74.2% for the year ended December 31, 1994. The Company's medical loss ratio on commercial business has recently increased from 74.2% in 1994 to 82.9% in 1995 and from 80.4% through the first nine months of 1995 to 82.2% for the same period in 1996. The increase in the medical loss ratio can be attributed to two main factors: (i) a higher degree of competition for market share and (ii) an increase in medical costs which, in part, reflects industry trends.



     With respect to competition, in recent years there have been a number of new entrants into Virginia's health insurance markets. Over the past two years, these new entrants, as well as existing competitors, have been reducing prices in order to maintain or increase market share. In the face of this increased competition, margins have decreased as the Company priced its products to maintain market share. Notwithstanding this competitive environment, commercial enrollment increased by approximately 150,000 members from December 31, 1994 to September 30, 1996, a 20.4% increase. The commercial enrollment increase came primarily from growth in HMO enrollment (approximately 65,000 members), the acquisition of Mid-South (approximately 50,000 members), the acquisition of an 80% ownership interest in Priority Health Care, Inc. ("Priority") (approximately 25,000 HMO members), the introduction of a Medicaid HMO product (approximately 29,000 members), the conversion of HMO self-funded groups to commercial products (approximately 31,000 members), offset by net enrollment losses in the PAR/PPO networks (approximately 21,000 members) and losses in out of state student and Medicare supplemental products (approximately 29,000 members). Premium revenues from commercial business have decreased by 1.1% on a per member month basis comparing the twelve months ended December 31, 1994 period average to the nine months ended September 30, 1996 period average.



     Commercial medical costs increased 9.7% on a per member basis comparing the twelve months ended December 31, 1994 period average to the nine months ended September 30, 1996 period average. The increases in medical costs reflect a higher cost per hospital inpatient day, increased outpatient utilization and cost per encounter and higher pharmacy costs. These increases were partially offset by continued improvements in hospital inpatient utilization levels. The Company has taken and continues to take steps to improve the medical loss ratio and to reduce its exposure to health care cost trends. These steps include: increasing efforts to negotiate more advantageous contracts with key health care providers, particularly in the area of outpatient facility fees; continuing the successful implementation of changes to physician lab reimbursement methods, which includes expanding the program to include facility labs; focusing on internal claims processing accuracy with an emphasis on strict enforcement of medical policy rules; and continuing to improve claims adjudication methods to reduce administrative costs. To supplement these cost reduction actions, the Company will continue to seek higher premium rates on selected groups and product lines while exiting certain unprofitable accounts to improve the Company's overall risk profile. The Company expects to continue investing heavily in managed care information systems to enhance medical management efforts and to continue improving and expanding existing case management and appropriateness review programs so as to avoid unnecessary or inappropriate care.



     The Company participates in the Federal Employee Program (the "FEP"), a national contract with the U.S. Office of Personnel Management ("OPM"), to provide benefits through its PPO network for approximately 198,000 federal employees and their dependents living in Virginia. FEP revenues represent the reimbursement by OPM of actual medical costs incurred including the actual cost of administering the program, as well as a performance based share of the national program's overall profit. The FEP medical loss ratio remained relatively constant from 1991 to 1994. The FEP medical loss ratio increased from 93.5% in 1994 to 95.1% through the first nine months of 1996. The increase was primarily due to reductions, on a per member basis, in the cost of administering the FEP program which results in a smaller spread between revenues and medical costs.


                              Medical Loss Ratios


                                                                                      Nine Months
                                                                                         Ended
                                            Years Ended December 31,                 September 30,
                                  ---------------------------------------------     ---------------
                                  1991      1992      1993      1994      1995      1995      1996
                                  -----     -----     -----     -----     -----     -----     -----
Commercial....................     80.7%     79.0%     75.8%     74.2%     82.9%     80.4%     82.2%
FEP...........................     93.5      94.1      94.0      93.5      94.8      94.7      95.1
Total.........................     82.8      81.9      79.6      78.4      85.5      83.6      84.9


     Within the Company's network product offerings, employer groups may choose various funding options ranging from at-risk to partially or fully self-funded financial arrangements. While self-funded customers participate in Trigon's networks, the customers bear all or a portion of the underwriting risk. Self-funded arrangements are typically utilized by large and mid-size groups. Most self-funded groups purchase aggregate and/or claim specific stop-loss coverage. In exchange for a premium, the group's aggregate liability is capped for the year or the group's liability on any one episode of care is capped. Trigon charges self-funded groups an administrative fee which is based on the number of members in a group or the group's claims experience. Under the Company's self-funded arrangements, amounts due are recognized based on incurred claims plus administrative and other fees and any stop-loss premiums.


     Trigon's HMO and PPO networks and products are the Company's fastest growing lines of business. Since December 31, 1991, HMO enrollment has increased at a compound annual rate of 35.1% and PPO enrollment has increased at a compound annual rate of 15.1%. The acquisition in May 1995 of an 80% interest in Priority Health Care, Inc., an eastern Virginia-based HMO, accounted for approximately 25,000 of the 191,000 growth in HMO members. In contrast, PAR network enrollment has declined at a compound annual rate of 8.7% since December 31, 1991 due largely to the Company's emphasis on transitioning its customer base toward the more cost-effective PPO and HMO products. From 1991 through 1994, Trigon's total enrollment remained relatively stable. Growth in total enrollment of more than 178,000 members has occurred since December 31, 1994. Approximately 75,000 of the growth in members is attributable to the Mid-South and Priority acquisitions. Approximately 3.5%, 26.7% and 61.3% of premium and fee revenues including amounts attributable to self-funded arrangements (premium equivalents) were derived from the Company's HMO, PPO and PAR networks, respectively, in 1991 versus 12.2%, 44.7% and 33.7% through the first nine months of 1996.

                          Membership by Network System



                                                       At December 31,                                  At September 30,
                              ------------------------------------------------------------------    ------------------------
                                 1991          1992          1993          1994          1995          1995          1996
                              ----------    ----------    ----------    ----------    ----------    ----------    ----------

Commercial:
  HMO......................       48,661        45,004        59,353        85,739       172,893       157,811       236,127
  PPO......................       75,522       102,247       131,052       155,433       212,322       207,968       216,937
  PAR......................      441,687       400,997       352,783       334,800       296,716       304,060       252,774
  Other(1).................      147,479       150,586       156,737       158,503       149,109       146,456       178,431
                              ----------    ----------    ----------    ----------    ----------    ----------    ----------
       Subtotal............      713,349       698,834       699,925       734,475       831,040       816,295       884,269

Self-funded:
  HMO......................       11,493        15,679        24,728        34,243        48,255        52,246        15,272
  PPO......................      148,291       283,716       313,744       321,863       336,414       303,462       359,701
  PAR......................      509,333       369,041       334,692       318,297       321,522       325,153       362,881
  ASO......................       84,235        78,163        78,903        77,481        63,826        65,576        40,383
                              ----------    ----------    ----------    ----------    ----------    ----------    ----------
       Subtotal............      753,352       746,599       752,067       751,884       770,017       746,437       778,237
FEP (PPO network)..........      172,771       175,723       180,015       195,314       198,561       198,935       197,835
                              ----------    ----------    ----------    ----------    ----------    ----------    ----------
Total......................    1,639,472     1,621,156     1,632,007     1,681,673     1,799,618     1,761,667     1,860,341
                              ----------    ----------    ----------    ----------    ----------    ----------    ----------
                              ----------    ----------    ----------    ----------    ----------    ----------    ----------



---------------



(1) "Other" members include enrollment from Medicare supplemental plans, out-of-state student health care coverage and Mid-South members, after its acquisition in February 1996.



               Premium and Premium Equivalents by Network System



                                                                                                       Nine Months Ended
                                                   Years Ended December 31,                              September 30,
                              ------------------------------------------------------------------    ------------------------
                                 1991          1992          1993          1994          1995          1995          1996
                              ----------    ----------    ----------    ----------    ----------    ----------    ----------

Commercial:
  HMO......................   $   58,933    $   63,801    $   75,939    $  106,060    $  181,052    $  125,790    $  233,126
  PPO......................      112,476       139,866       175,539       215,596       271,252       192,584       240,011
  PAR......................      682,382       660,007       590,571       537,543       485,412       376,292       320,693
  Other(1).................      170,275       194,147       208,108       222,621       220,183       162,782       191,297
                              ----------    ----------    ----------    ----------    ----------    ----------    ----------
       Subtotal............    1,024,066     1,057,821     1,050,157     1,081,820     1,157,899       857,448       985,127

Self-funded:
  HMO......................       10,450        17,378        28,087        42,209        60,639        45,360        17,702
  PPO......................      217,202       313,335       439,960       457,281       482,779       350,215       410,667
  PAR......................      549,768       540,388       437,482       408,744       438,323       323,492       369,989
                              ----------    ----------    ----------    ----------    ----------    ----------    ----------
       Subtotal............      777,420       871,101       905,529       908,234       981,741       719,067       798,358
FEP (PPO network)..........      206,878       254,102       279,058       303,250       329,243       248,109       265,587
                              ----------    ----------    ----------    ----------    ----------    ----------    ----------
Total......................   $2,008,364    $2,183,024    $2,234,744    $2,293,304    $2,468,883    $1,824,624    $2,049,072
                              ----------    ----------    ----------    ----------    ----------    ----------    ----------
                              ----------    ----------    ----------    ----------    ----------    ----------    ----------



---------------



(1) "Other" members include enrollment from Medicare supplemental plans, out-of-state student health care coverage and Mid-South members, after its acquisition in February 1996.

    Premium and Premium Equivalents by Network System as a Percent of Total


                                                                                                       Nine Months Ended
                                                   Years Ended December 31,                              September 30,
                              ------------------------------------------------------------------    ------------------------
                                 1991          1992          1993          1994          1995          1995          1996
                              ----------    ----------    ----------    ----------    ----------    ----------    ----------
HMO........................          3.5%          3.7%          4.7%          6.4%          9.8%          9.4%         12.2%
PPO........................         26.7          32.4          40.0          42.6          43.9          43.3          44.7
PAR........................         61.3          55.0          46.0          41.3          37.4          38.4          33.7
Other (1)..................          8.5           8.9           9.3           9.7           8.9           8.9           9.4
                              ----------    ----------    ----------    ----------    ----------    ----------    ----------
                                   100.0%        100.0%        100.0%        100.0%        100.0%        100.0%        100.0%
                              ----------    ----------    ----------    ----------    ----------    ----------    ----------
                              ----------    ----------    ----------    ----------    ----------    ----------    ----------



---------------



(1) "Other" members include enrollment from Medicare supplemental plans, out-of-state student health care coverage and Mid-South members, after its acquisition in February 1996.



     Between 1991 and September 30, 1996, Trigon significantly increased its selling, general and administrative expenditures to develop its managed care technologies, improve data collection and analysis tools and internally develop a new claims processing system customized to support the Company's products. The Company intends to continue its investment in managed care technologies and in providing support for business expansion opportunities, both within and outside Virginia. The Company expects that these investments will be partially funded through administrative expense reductions in overhead and production departments by means of implementing cost saving programs and automation improvement projects such as imaging to reduce paper handling.



Nine Months Ended September 30, 1995 Compared to Nine Months Ended September 30, 1996



     Premium and fee revenues increased 12.8% from $1.169 billion through the first nine months of 1995 to $1.318 billion for the same period in 1996, primarily due to the growth in membership in the Company's HMO and PPO networks, which was partially offset by declines in PAR network enrollment, and as a result of the Mid-South acquisition. Commercial HMO revenues grew from $125.8 million in the first nine months of 1995 to $233.1 million through the same period in 1996, a growth rate of 85.3%. The $107.3 million increase in commercial HMO revenues is attributable to increased HMO enrollment as a result of a shift in members from PAR and PPO networks into the HMO network and from enrollment of new HMO members (collectively accounting for an estimated $44 million of the increase), the Priority acquisition (an estimated $39 million), the conversion of 31,000 members from self-funded products to commercial products (an estimated $19 million) and a 3.8% increase in the average revenue per member (an estimated $5 million). Commercial PPO revenues grew from $192.6 million to $240.0 million for the same periods, a growth rate of 24.6%. Commercial PAR revenues declined from $376.3 million for the first nine months of 1995 to $320.7 million for the same period in 1996 as a result of the Company's efforts to transition groups into more tightly managed networks. Commercial revenues for the nine months ended September 30, 1996 also included $37.7 million of revenues from Mid-South, which was acquired on February 29, 1996. FEP revenues increased 7.0% from $248.1 million for the first nine months of 1995 to $265.6 million for the same period in 1996 as a result of increased medical costs reimbursed by the OPM.



     The number of members served by the Company increased 5.6%, or by 98,674 members, from September 30, 1995 to September 30, 1996. The increase in enrollment, excluding acquisitions, was 22,586 members, primarily in the HMOs. In addition, the Mid-South acquisition added 51,321 members and the Priority acquisition added 24,767 initial members.



     Investment income decreased 2.3% from $34.9 million for the nine months ended September 30, 1995 to $34.1 million for the nine months ended September 30, 1996. Realized gains increased 45.5% from $34.8 million for the nine months ended September 30, 1995 to $50.7 million for the nine months ended September 30, 1996. The decline in investment income and the increase in realized gains are both due primarily to the sale of investment securities to fund the Mid-South acquisition. Net realized gains have also increased due to the sale of investment securities in an effort to shorten bond maturity levels. Net unrealized gains as reflected on the Company's balance sheet at September 30, 1996 totaled $47.2 million as compared to $61.6 million at September 30, 1995.



     Other revenues decreased by 8.3% from $41.1 million for the first nine months of 1995 to $37.7 million for the same period in 1996. Increased revenue generated from Healthy Homecomings, Inc., a women's health care company, and from the workers' compensation administration business were offset by declining administrative services only revenues. Prior year results also include nonrecurring gains of $5.4 million related to the sale to unrelated parties of joint venture interests and other assets. The Company sold its electronic communication services subsidiary Health Communication Services, Inc.

("HCS"), on December 31, 1996 and expects to recognize an after tax gain of approximately $40 million as a result of this sale. For the nine months ended September 30, 1996, HCS contributed $16.1 million in third-party revenues.



     Medical costs increased 14.8% from $924.7 million for the first nine months of 1995 to $1,061.8 million for the same period in 1996. The increase is primarily the result of enrollment growth in the HMOs and the Priority and Mid-South acquisitions. The Company's medical loss ratio on commercial business increased from 80.4% for the first nine months of 1995 to 82.2% for the same period in 1996. The increase is a result of greater competition within Virginia for market share and a moderate increase in medical costs trends. The medical cost per member per month for the Company's commercial business increased 2.8% from $99.79 for the first nine months of 1995 to $102.58 for the same period in 1996.



     Selling, general and administrative ("SG&A") expenses increased 14.8% from $247.1 million for the first nine months of 1995 to $283.7 million for the first nine months of 1996. The SG&A expense ratio for the nine months ended September 30, 1996 was 13.6% versus 13.2% for the nine months ended September 30, 1995. The Company incurred $13.8 million of additional costs related to its growing HMO business including the impact of the Priority acquisition. The acquisitions of Mid-South, Healthy Homecomings, Inc. and Healthcare Venture Associates resulted in a $11.6 million increase in the first nine months of 1996. The Company continues to invest in managed care infrastructure and technology, increasing SG&A $6.1 million, for improved medical cost data analysis, internally developed managed mental health capabilities, expansion of appropriateness review, costs associated with obtaining NCQA accreditation and upgrading systems software for the century date change. For the nine months ended September 30, 1996 the Company incurred a one-time charge of $1.5 million for signing bonuses, relocation and employment agreement adjustments.



     Operating income, ignoring the effect of the Copayment Program, decreased by 12.1% from $108.0 million in the first nine months of 1995 to $94.9 million for the same period in 1996. The decrease is a result of the effect of competitive pricing pressure and increased medical costs on commercial business offset by favorable net realized gains on investments.



     The Company's effective tax rate (income tax expense as a percentage of operating income) was 13.8% for the nine months ended September 30, 1995. This effective tax rate for 1995 was lower than the 35% statutory federal income tax rate due to the recognition of nontaxable income and the reduction in the valuation allowance on deferred tax assets. The reduction in the valuation allowance on deferred tax assets is primarily related to realization of alternative minimum tax credits. The effective tax rate for the nine months ended September 30, 1996 (income tax benefit as a percentage of operating income) was a tax benefit of 49.3%. This rate differs from the 35% statutory federal rate primarily due to the realization of alternative minimum tax credits during the nine-month period and the elimination as of September 30, 1996 of the $63.9 million valuation allowance maintained by the Company with respect to deferred tax assets because the Demutualization has made it more likely than not that the assets will be realized. Excluding the effects of the elimination of the valuation allowance, the effective tax rate would have been 18.1% for the nine months ended September 30, 1996. These items are not recurring and the Company believes that in the future its effective tax rate as reflected in its consolidated financial statements should approximate the 35% federal statutory rate. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Income Taxes."



     The Company has reflected the impact of the $175 million obligation to the Commonwealth of Virginia (the Commonwealth Payment) in the consolidated financial statements for the nine months ended September 30, 1996 as an extraordinary item. See "The Demutualization -- The Commonwealth Payment."


Year Ended December 31, 1994 Compared to Year Ended December 31, 1995

     Premium and fee revenues increased 7.2% from $1.465 billion in 1994 to $1.571 billion in 1995, primarily due to the growth in membership in the Company's PPO and HMO networks offset by declines in PAR network enrollment. Commercial HMO revenues grew from $106.1 million in 1994 to $181.1 million in 1995, a growth rate of 70.7%. The $75.0 million increase in commercial HMO revenues is attributable to increased HMO enrollment as a result of a shift in members from PAR and PPO networks into the HMO networks and from enrollment of new HMO members (collectively accounting for $73.7 million of the increase) and the Priority acquisition ($19.0 million) partially offset by a 9.8% decrease in the average revenue per member, causing a decrease in revenue of $17.7 million. Commercial PPO revenues grew from $215.6 million to $271.3 million during the same period, a growth rate of 25.8%. Commercial PAR revenues declined from $537.5 million in 1994 to $485.4 million in 1995 as a result of the Company's greater emphasis on its HMO and PPO networks as customers transition to more tightly managed networks. Premium revenues on a per member basis for the Company's commercial business decreased 2.2%. FEP revenues increased 8.6% from $303.3 million in 1994 to $329.2 million in 1995 as a result of increased medical costs reimbursed by the OPM. The net impact of self-funded arrangements increased 4.3% from $80.4 million in 1994 to $83.8 million in 1995. The increase includes a non-recurring $6.0 million adjustment resulting from the favorable settlement of a potential liability with the Health Care Financing Administration.

     The number of members served by the Company increased 7.0% over 1994. Enrollment in the HMO networks increased 84.3% over 1994 and at December 31, 1995 accounted for 12.3% of the Company's total enrollment and 20.8% of the Company's commercial enrollment. Enrollment in the PPO networks increased 11.1% over 1994 and at December 31, 1995 represented 41.5% of the Company's total enrollment. The number of PAR members declined 5.3% from 1994 and such members represented 34.4% of the Company's total members at December 31, 1995.

     Investment income increased 14.8% from $40.0 million in 1994 to $45.9 million in 1995. Also, net realized gains increased $40.2 million from $12.8 million in 1994 to $53.0 million in 1995. The improvement in investment income is primarily due to the increase in fixed income securities held. With regard to realized gains, 1995 net realized gain on equities was $48.2 million, an improvement of $28.2 million over 1994. The 1995 net realized gain on fixed income securities was $4.8 million, an improvement of $12.0 million over 1994. Realized gains improved due to normal portfolio turnover during a period of favorable equity and bond market advances and asset class rotation (primarily reducing the portion of the portfolio allocated to domestic equities and increasing the portion allocated to international equities). As of December 1995, net unrealized gains totaled $60.7 million compared to $3.4 million at December 31, 1994.


     Other revenues increased by 21.4% from $45.5 million in 1994 to $55.2 million in 1995. The increase in other revenue is a result of the acquisition of Healthy Homecomings, Inc., a women's health care company, continued revenue growth in the electronic communication services and workers' compensation administration businesses and from non-recurring gains of $5.4 million (related to the sale to unrelated parties of joint venture interests and other assets).



     Medical costs increased 17.1% from $1.086 billion in 1994 to $1.272 billion in 1995. The $186.0 million increase includes a $28.6 million increase in FEP medical costs with the balance of the increase attributable to both enrollment growth in the HMOs and an increase in commercial per member medical costs. Compared to 1994, the commercial medical cost per member month increased by 9.2% from $93.67 to $102.31. The Company's medical loss ratio on commercial business increased from 74.2% in 1994 to 82.9% in 1995. The increase in the medical loss ratio can be attributed to two main factors: a higher degree of competition for market share and an increase in medical costs. The increase in medical costs, which in part reflects industry trends, was primarily due to higher cost per hospital inpatient day and higher hospital outpatient utilization and cost per encounter. In addition, the higher medical costs in 1995 reflect the recognition of $15.0 million for unfavorable hospital contractual settlements, some of which relate to periods as far back as 1993. These increases were partially offset by improvements in inpatient days per thousand members.



     Selling, general and administrative expenses increased 7.4% from $322.4 million in 1994 to $346.4 million in 1995. The Company incurred $19.2 million of additional costs related to its growing HMO business, of which $5.4 million is related to the purchase of an 80% interest in Priority. SG&A expenses also increased as a result of the acquisitions of Healthy Homecomings, Inc. and Healthcare Venture Associates and in support of revenue growth in electronic communications services. These increases were partially offset by a $5.0 million favorable adjustment to eliminate a liability for potential losses associated with the financial difficulties of other insurance companies. In addition, the Company recorded $7.5 million of selling, general and administrative expenses in the fourth quarter of 1995 for regulatory settlements, an adjustment to the pension liability discount rate assumption, the cost of terminating certain long-term equipment and facility leases, and additional liabilities for potential legal matters. The SG&A expense ratio for the year ended December 31, 1995 was 13.7%. Eliminating both the favorable and unfavorable impacts of the $5.0 million and $7.5 million adjustments, respectively, described above would decrease the ratio to 13.6% compared to 13.8% for the year ended December 31, 1994.



     In accordance with an agreement with the State Corporation Commission dated November 16, 1995, the Company re-opened the Copayment Program. As part of the re-opening of the Copayment Program, the Company mailed refunds to approximately 300,000 members who had not filed a claim under the original program and for whom the Company had an address. In addition, the Company announced that it has determined that there are approximately 200,000 former members for whom the Company does not have an address and who are eligible for refunds. Under this new agreement, any amounts not paid by December 31, 1996 will be escheated to the Commonwealth of Virginia as unclaimed property. The cost of the Copayment Program in 1994 was $36.4 million or $30.0 million, net of income taxes, and the cost of re-opening the Copayment Program in 1995 was $47.1 million or $40.6 million, net of taxes. As a result of re-opening the Copayment Program, the Company anticipates making a cash payment of approximately $22 million to the Commonwealth of Virginia in the second quarter of 1997, which has been previously accrued.

     Operating income prior to the effect of the Copayment Program decreased 30.9% from $155.0 million in 1994 to $107.0 million in 1995. The decrease is a result of the effect of competitive pricing pressure and increased medical costs on commercial business offset by favorable investment income and $16.4 million of one-time gains and adjustments. Operating income including the effect of the Copayment Program decreased 49.4% from $118.5 million in 1994 to $60.0 million in 1995.



     The Company's effective tax rate was 20.7% (as reflected in its consolidated financial statements) for 1994 compared to 13.8% for 1995. The effective rate for 1994 was reduced primarily by a reduction in the valuation allowance on deferred tax assets relating to AMT credit carryforwards. The 1995 effective tax rate as reflected in its financial statements was reduced by the recognition of nontaxable income and by a reduction of the valuation allowance on deferred tax assets. The reduction in the valuation allowance is the result of the reversal of certain liabilities, the deductibility of which was considered uncertain, and the realization of AMT credit carryforwards. These items are not recurring and the Company believes that its effective tax rate as reflected in its financial statements should approximate 35% after the Demutualization. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Income Taxes."


     Income before extraordinary item decreased from $94.0 million in 1994 to $51.7 million in 1995, due primarily to the effects of the declining margin in the Company's commercial business and to the effect of the Copayment Program. Without the Copayment Program, income before extraordinary item would have been $124.0 million in 1994 and $92.3 million in 1995. As a percentage of total revenues, net margin exclusive of cumulative effects of changes in accounting principles and extraordinary item decreased from 7.9% in 1994 to 5.4% in 1995, before giving effect to the Copayment Program and decreased from 6.0% in 1994 to 3.0% in 1995 after giving effect to the Copayment Program.

Year Ended December 31, 1993 Compared to Year Ended December 31, 1994

     Premium and fee revenues increased 3.3% from $1.419 billion in 1993 to $1.465 billion in 1994, primarily due to the growth in membership in the Company's HMO and PPO networks. Commercial HMO revenues grew from $75.9 million in 1993 to $106.1 million in 1994, a 39.7% growth rate, while commercial PPO revenues grew from $175.5 million in 1993 to $215.6 million in 1994, a 22.8% growth rate. Commercial PAR revenues declined from $590.6 million in 1993 to $537.5 million in 1994 as a result of the Company's greater emphasis on its HMO and PPO networks as its customers transitioned to its more tightly managed networks. FEP revenues increased 8.7% from $279.1 million in 1993 to $303.3 million in 1994 as a result of increased medical costs reimbursed by OPM. While the number of members served by the Company's networks and products increased by 3.0% during 1994, the number of HMO members grew 42.7% and at December 31, 1994 accounted for 7.1% of the Company's total enrollment. PPO membership grew by 7.7% during 1994 and at December 31, 1994 represented 40.0% of the Company's total enrollment. The number of PAR members dropped 5.0% and such members represented 38.8% of the Company's total members at December 31, 1994. Premium revenue increases, on a per member basis, for the Company's commercial business averaged 1.6%, reflecting the Company's efforts to control claims utilization, minimal medical inflation and increasing competitive pricing pressure.

     Investment income increased 16.6% from $34.3 million in 1993 to $40.0 million in 1994. Net realized gains decreased $13.4 million from $26.2 million in 1993 to $12.8 million in 1994. The increase in investment income was driven primarily by an increase in fixed income securities held. With regard to realized gains, the 1994 net realized gain on equities was $20.0 million, an improvement of $4.6 million over 1993. The 1994 net realized loss on fixed income securities was $7.2 million, a decrease of $18.0 million from the previous year. Much of the decrease in net realized investment gains was a result of interest rate increases throughout 1994 which resulted in realized losses on the sale of fixed income securities.

     Other revenues increased by 48.8% from $30.6 million in 1993 to $45.5 million in 1994. The increase was primarily attributable to the addition of revenues from two electronic data interchange companies acquired in late 1993. After giving effect to these acquisitions, the Company, through a subsidiary, is one of the largest suppliers of electronic data processing for hospitals, physicians, insurance companies and other health care organizations. In addition, revenues from third-party administration for workers' compensation increased from $7.0 million in 1993 to $9.9 million in 1994, a 41.8% increase.

     Medical costs increased by 2.7% from $1.058 billion in 1993 to $1.086 billion in 1994. The increase was primarily a result of growth in business sold through the HMO and PPO networks. As a result of the Company's continued emphasis on managing utilization and medical inflation, medical costs per member were essentially unchanged from 1993. The total medical loss ratio improved from 79.6% in 1993 to 78.4% in 1994. The medical loss ratio for commercial business fell from 75.8% to 74.2% over the same period.

     Selling, general and administrative expenses increased by 4.5% from $308.4 million in 1993 to $322.4 million in 1994. The Company incurred $6.4 million of additional costs related to the Company's growing HMO business and the workers' compensation processing unit. To enhance its managed care products, the Company spent an additional $3.3 million to further its provider alliance strategy and to improve its managed care information systems and related programs. This expenditure was largely offset by savings created through a reduction in overhead and an increase in operational efficiencies through the implementation of multi-functional customer support teams, company-wide administrative cost-cutting programs and imaging technology intended to reduce paper handling costs. Commissions paid to outside brokers and agents representing the Company increased 22.4% from $23.3 million in 1993 to $28.6 million in 1994. The Company believes that brokers are an important distribution channel for its small business products. The percentage of small group and individual policies sold through brokers continues to increase. Accordingly, the Company has increased commission levels and continues to support a broker bonus program. In addition, 1994 expenses reflect the full year impact, $8.5 million, of the electronic data interchange acquisitions made in late 1993. Selling, general and administrative expenses as a percentage of premium and fee revenues (including amounts attributable to claims under self-funded arrangements) and other revenues increased slightly from 13.6% in 1993 to 13.8% in 1994.

     The Company conducted a Copayment Refund Program in accordance with an agreement with the State Corporation Commission dated September 22, 1994. The total cost of this phase of the Copayment Program was $36.4 million pre-tax and $30.0 million after-tax. Costs incurred under this phase of the Copayment Program included refunds, interest and administrative costs associated with this phase of the Copayment Program that the Company would not otherwise have incurred. In addition, the Company agreed to pay a $5 million civil forfeiture to the Commonwealth of Virginia which is included in the total cost of this phase of the Copayment Program.

     Operating income prior to the effect of the Copayment Program improved 7.9% from $143.7 million in 1993 to $155.0 million in 1994 as a result of enrollment increases in the commercial business of 4.9% and an improvement in the commercial medical loss ratio from 75.8% in 1993 to 74.2% in 1994. Operating income after the effect of the Copayment Program was $118.5 million in 1994.

     The Company's effective tax rate (as reflected in its financial statements) was 24.9% for 1993 compared to 20.7% for 1994. The 1993 effective tax rate reflects a reduction for the benefit generated by the Internal Revenue Code
Section 833 deduction and an increase in the valuation allowance maintained by the Company on deferred tax assets due to (i) expenses that were deducted for financial statement purposes in 1993 but will not be deductible for income tax purposes until well into the future and (ii) AMT credit carryforwards generated in 1993. The expenses which will not be deductible until well into the future relate primarily to retiree medical obligations and certain medical costs reserves. The effective rate for 1994 was reduced primarily by a reduction in the valuation allowance on deferred tax assets relating to AMT credit carryforwards. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Income Taxes."

     Income before the cumulative effects of changes in accounting principles and extraordinary item decreased from $107.9 million in 1993 to $94.0 million in 1994, due primarily to the effect of the Copayment Program. Without the Copayment Program, income from continuing operations before the cumulative effects of changes in accounting principles would have been $124.0 million, a 14.9% increase over 1993. As a percentage of total revenues, net margin exclusive of the cumulative effects of changes in accounting principles increased from 7.1% in 1993 to 7.9% in 1994, before giving effect to the Copayment Program and decreased to 6.0% after giving effect to the Copayment Program.


Quarterly Results



     The following table sets forth the unaudited quarterly results of operations for each of the quarters in fiscal 1995 and the first three quarters in 1996. In management's opinion, this unaudited quarterly information includes all adjustments which are necessary for a fair presentation of the quarters presented. The operating results in any quarter are not necessarily indicative of the results which may be expected for any other interim period or for the year ending December 31, 1996. The Company has experienced, and in the future expects that it will experience, quarterly variations in its operating margins due to a number of factors; however management does not believe that these factors have indicated a trend toward seasonal fluctuations in health care costs.



                  Operating Statistics by Quarter (unaudited)



                                                               1995                                      1996
                                           --------------------------------------------    --------------------------------
                                           1st Qtr.    2nd Qtr.    3rd Qtr.    4th Qtr.    1st Qtr.    2nd Qtr.    3rd Qtr.
                                           --------    --------    --------    --------    --------    --------    --------
                                                                              (in 000's)
Revenue from operations (1).............   $391,921    $402,146    $415,922    $416,116    $443,800    $456,272    $455,604
Investment income.......................     10,900      12,676      11,305      10,980      11,193      11,726      11,162
Net realized gains......................      4,667      13,598      16,568      18,143      15,214      19,020      16,451
Operating income (loss) (2).............     38,901      41,710      27,363        (935)     30,814      34,329      29,773
Commercial medical loss ratio...........       77.7%       79.7%       83.6%       89.7%       83.2%       80.8%       82.5%



---------------


(1) Revenue from operations includes premium and fee revenues and other revenues.


(2) Operating income excludes the effects of the Copayment Program.

     For 1995, operating income decreased in the third and fourth quarters primarily as a result of more intense competition and from increases in medical costs. The commercial medical loss ratio during 1995 increased from 77.7% in the first quarter to 83.6% and 89.7% in the third and fourth quarters of the year, respectively. The increase reflects both a $2.41 decrease in commercial premiums per member from $124.26 in the first quarter of 1995 to $121.85 in the fourth quarter and an increase of $12.74 in the medical cost per member from $96.61 in the first quarter of 1995 to $109.35 in the fourth quarter. Contributing to the high medical costs and the operating income decline in the third and fourth quarters of 1995 was the recognition of $15.0 million ($6.0 million in the third quarter and $9.0 million in the fourth quarter) for unfavorable hospital contractual settlements some of which related to periods as far back as 1993 and the impact of approximately $6 million in adverse claims adjustments attributable to the first and second quarters. In addition, the Company recorded $7.5 million of selling, general and administrative expenses in the fourth quarter of 1995 for regulatory settlements, an adjustment to the pension liability discount rate assumption, the cost of terminating certain long-term equipment and facility leases, and additional liabilities for potential legal matters.


Liquidity and Capital Resources


     The Company's primary sources of cash are from premiums and fees received and investment income. The primary uses of cash include health care benefit expenses and capitation payments, brokers' and agents' commissions, administrative expenses and income taxes. Trigon receives premium revenues in advance of anticipated claims for related health care services.



     The Company's investment policies are designed to provide liquidity to meet anticipated payment obligations and preserve capital. Trigon fundamentally believes that concentrations of investments in any one asset class are unwise due to constantly changing interest rates, market and economic conditions; accordingly the Company maintains a diversified investment portfolio consisting both of fixed income and equity securities, with the objective of reducing risk and maximizing overall return. The fixed income portfolio includes high grade (minimum average quality rating of AA as of September 30, 1996) government and corporate securities, both domestic and international. The short-term fixed income portfolio had an average contractual maturity of five years as of September 30, 1996 and is intended to cover near term cash flow needs and to serve as a buffer for unanticipated business needs. The long-term fixed income portfolio had an average contractual maturity as of September 30, 1996 of 9.2 years. The equity portfolios contain readily marketable securities ranging from small growth to well-established Fortune 500 companies. The international equity portfolio is diversified by industry, country and currency-related exposure. The Company does enter into foreign currency exchange forward contracts and foreign currency options to manage its exposure to fluctuations in foreign currency exchange rates on its foreign debt and equity investments.



     The Company expects to reduce its equity portfolio from 27.4% at September 30, 1996 to approximately 15% of the total portfolio in the first quarter of 1997. The Company currently plans to maintain the equity portfolio at levels generally no greater than 15%. As a result of this change, the Company expects greater than normal realized gains in the first quarter of 1997 and thereafter lower realized gains and a more consistent contribution to income from the investment portfolio.



     As of September 30, 1996, the Company's investment portfolio of $1,101.3 million included U.S. Treasury and other governmental obligations ($157.6 million), foreign government obligations ($48.4 million), domestic corporate bonds ($141.0 million), foreign corporate bonds ($6.5 million), mortgage-backed and asset-backed securities ($284.7 million), domestic equity securities ($151.1 million), foreign equity securities ($150.7 million), short-term debt securities ($159.1 million) and derivative instruments (primarily foreign currency options and forward currency contracts) ($2.2 million). Approximately 27.4% of the Company's portfolio was invested in equities. As of September 30, 1996 the equity portfolio consisted of approximately 50.1% domestic holdings and 49.9% international holdings. As of the same date, approximately 19.6% of the Company's portfolio was invested in international equities or fixed income securities. Included in this amount was $21.9 million of U.S. dollar-denominated investment funds which are invested internationally. While each of these asset classes by itself may be volatile over short time periods, the Company believes that a portfolio diversified with multiple asset classes will be less volatile in the long run than one concentrated in a single asset class.



     As of September 30, 1996, net unrealized gains totaled $47.2 million as compared to $60.7 million at December 31, 1995. Net unrealized gains in the equity portfolio decreased to $42.2 million from $47.3 million at December 31, 1995. Net unrealized gains in the long-term and short-term fixed income investment portfolios were $3.0 million at September 30, 1996 compared to $13.1 million at December 31, 1995. The net unrealized gain on derivative instruments was $2.0 million at September 30, 1996 as compared to $371,000 at December 31, 1995. For more information on the Company's investment portfolio, see
"Business -- Investments."

     Cash provided by operations for the years ended December 31, 1993, 1994 and 1995, was $147.9 million, $122.6 million and $34.1 million, respectively. Cash provided by operations for the nine months ended September 30, 1995 and 1996 was $55.4 million and $32.3 million, respectively.


     The Company believes that cash flow generated by operations and its cash and investment balances will be sufficient to fund continuing operations and capital expenditures for the foreseeable future. The nature of the Company's operations is such that cash receipts are principally premium revenues typically received up to three months prior to the expected cash payment for related health care services. The Company's operations are not capital intensive, and there are currently no commitments for major capital expenditures to support existing business. The Company currently has no commitments or agreements with respect to expansion outside of Virginia. The net proceeds from the Offerings will enable the Company to make a portion of the Commonwealth Payment, make cash payments to Eligible Members in the Demutualization and enable the Company to further expand its networks, products and geographic base through both internal growth and acquisitions. See "Use of Proceeds."


     In connection with the Demutualization, the Company will be required to make the Commonwealth Payment, which will be approximately $175 million. See "The Demutualization -- The Commonwealth Payment." The Company expects to use proceeds of the Offerings to pay $87.5 million of the Commonwealth Payment and to fund the balance from borrowings under a revolving credit facility or other available cash. The Commonwealth Payment has been accrued as an extraordinary charge as of September 30, 1996.



     The Company is pursuing a $350 million revolving credit agreement which the Company plans to enter into concurrently with the closing of the Offerings. The Company is also pursuing a $100 million bridge financing in the event a revolving credit facility cannot be closed concurrently with the Offerings. The Company intends to use borrowings under the revolving credit agreement or bridge financing to fund $87.5 million of the Commonwealth Payment. See "The Demutualization -- the Commonwealth Payment." The Company has not received any binding commitments with respect to these agreements and there can be no assurance that the Company will be able to enter into such agreements concurrently with the Offerings. In this event, the Company would issue Class C Common Stock in payment of one-half of the Commonwealth Payment. See "The Demutualization -- The Commonwealth Payment" and "Description of Capital Stock."


     The Company's strategy contemplates growth through acquisitions and strategic alliances. See "Business -- Strategy." These transactions may be financed through the issuance of securities, including Common Stock, cash which may be generated internally or from other sources, or a combination of cash and securities. The source of financing will be determined at the time of any such transaction, based on a variety of factors including the market value of Common Stock at such time and the size of the proposed transaction. Depending on the size and source of financing, any such future acquisition or strategic alliance may have a material impact on the Company's results of operations or financial position.


     Virginia BCBS' claims paying ability has been rated "AA-(Excellent)" by Standard & Poor's ("S&P") since 1992, and the rating was re-affirmed in February 1996. The claims-paying ability represents S&P's opinion of an assessment of an operating insurance company's financial capacity to meet the obligations of its insurance policies in accordance with their terms. This opinion is not a rating of the Company's securities, including those covered by this registration statement. The rating scale is divided into two main categories. Ratings from "AAA' to "BBB' are classified as "secure" claims-paying ability and ratings from "BB' to "CCC' are classified as "vulnerable" claims-paying ability. Plus (+) and minus (-) signs show relative standing within a category. The "AA-' rating means excellent financial security; i.e., the capacity to meet policyholders obligations is strong under a variety of economic and underwriting conditions.


     As a holding company, the Company will depend principally upon dividends received from its subsidiaries to meet its liquidity needs (including any future dividends). The Virginia insurance laws limit the payment of dividends by insurers such as Trigon Insurance, the Company's principal operating subsidiary. See "Business -- Regulation."

Income Taxes

     Prior to 1987, the Company was exempt from United States federal income taxation. The Tax Reform Act of 1986 (the "Act") eliminated the tax exemption for Blue Cross and Blue Shield organizations, and since 1987 the Company has been subject to federal income tax. Under the Act, however, certain Blue Cross and Blue Shield organizations that were in existence on August 16, 1986, are entitled to certain special tax provisions, including special tax deductions. The most important of these provisions is a deduction (the "Section 833(b) deduction"), which, if otherwise available, is equal to the amount by which 25% of the Company's claims and claims-related expenses incurred during the year exceeds its adjusted surplus as of the beginning of the year. Because of these special provisions, the Company was not subject to regular tax for the years 1990 through 1993; however, because the Section 833(b) deduction is not allowable for purposes of the AMT, the Company was subject to AMT during those years at the rate of 20% of federal taxable income. For 1995 and 1996, the Company's Section 833(b) deduction was limited due to the relationship between the Company's adjusted surplus and the amount of its claims and claims related expenses and the Company was therefore subject to the regular tax; however, because of the Company's prior payments of AMT, it was entitled to claim an AMT credit against its regular tax liability, which had the effect of preserving its marginal federal income tax rate at the 20% AMT rate (as applied to income as adjusted for AMT purposes). The Company's ability to continue to qualify for the special provisions for taxable years beginning with the year in which the Demutualization occurs depends on whether the Demutualization is characterized as a "material change" in its operations or structure within the meaning of
Section 833(c)(2) of the Internal Revenue Code, which is unclear under current law. Personnel in the National Office of the IRS have indicated informally that the IRS will likely take the position that any issuance of stock by a Blue Cross or Blue Shield organization generally will result in a material change.



     Because it has been unclear whether the Company would be subject to the regular tax in the future, the Company has maintained a valuation allowance with respect to its existing AMT credits. If as a result of the Demutualization the Company were to undergo a material change, it would lose the ability to take advantage of the special provisions and therefore would be subject to the regular tax. As a result, the Company would be required to eliminate the valuation allowance, causing the full amount of its existing AMT credits to be taken into account in computing its income for financial accounting purposes for the year in which the Demutualization has received all necessary legal clearances and regulatory approvals. Although whether the Demutualization will result in a "material change" for federal income tax purposes is unclear under current law, for financial accounting purposes it is assumed that a material change will occur as a result of the Demutualization. Because all legal clearances and regulatory approvals necessary to effect the Demutualization have been received, the valuation allowance on the deferred tax assets relating to the AMT credits has been eliminated as of September 30, 1996. The balance of the Company's valuation allowance, which relates primarily to employee benefit liabilities and certain medical cost reserves, has been eliminated as it is more likely than not that such assets will be realized. Thereafter the effective rate as reflected in the Company's consolidated financial statements should approximate the 35% statutory federal rate.


Reinsurance


     Prior to 1995, the Company ceded 100% of the risk on any individual claim in excess of $500,000 up to $1,000,000. This reinsurance was discontinued effective January 1, 1995. The Company currently cedes 50% to 75% of the risk on its long-term care business and portions of its risk on certain student insurance policies. The Company's HMO subsidiaries have stop-loss coverage on health claims. Total reinsurance premiums paid for the nine months ended September 30, 1996 were $2.5 million, and have been netted against commercial premium revenue. Claims ceded in the amount of $1.7 million have been netted against commercial medical costs. In addition, both Mid-South and Monticello Life have stop-loss coverage on life insurance. Total stop-loss premiums on life insurance amounted to $1.9 million for the nine months ended September 30, 1996.


Recent Accounting Pronouncement

     In March 1995 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 121 provides guidance for recognition of impairment losses related to long-lived assets (for example, property and equipment), and certain intangibles and related goodwill for (1) assets to be held and used and (2) assets to be disposed of. SFAS No. 121 is effective for years beginning after December 15, 1995. Implementation of SFAS No. 121 is not expected to have a material effect on the Company's consolidated financial statements.

Inflation

     Health care costs in the United States have increased more rapidly than the national consumer price index ("CPI") in recent years and although health care trends have moderated they are still expected to exceed CPI. The Company believes that it has reduced the impact of such increases through expanding and aggressively managing its provider networks, establishing risk-sharing arrangements, and enhancing its underwriting standards. The Company has negotiated favorable rates, terms and incentives with its provider network of hospitals and physicians. Additionally, the Company has strengthened its ability to apply appropriate underwriting criteria in selecting groups and individuals and in controlling the utilization of health care services. However, there can be no assurance that the Company's efforts to reduce the impact of inflation will be as effective as in the past or that premium increases will equal or exceed increasing health care costs.

                                    BUSINESS

The Company


     Trigon is the largest managed health care company in Virginia, serving approximately 1.9 million members primarily through statewide and regional provider networks. The Company's membership represents approximately 26% of the Virginia population and 31% of the Virginia population in those areas where Trigon has the exclusive right to use the Blue Cross and Blue Shield service marks and tradenames. Within Virginia, Trigon provides a comprehensive spectrum of managed care products through three network systems with a range of utilization and cost containment controls. The Company is pursuing a growth strategy which includes expansion within Virginia and outside of Virginia into other southeastern and mid-Atlantic states.



     As of September 30, 1996, the Company's network systems consisted of: HMO networks which, with 251,399 members, are the Company's most tightly managed and cost efficient networks; the PPO networks which, with 774,473 members, offer greater choice of providers than Trigon's HMOs and may include a POS feature; and the PAR network which, with 615,655 members, is the Company's broadest and most flexible network. The Company also serves 218,814 additional members through Medicare supplemental plans (128,006 members), third-party administration of health care claims (40,383 members) and through Mid-South Insurance Company, a Fayetteville, North Carolina-based health and life insurance company, which was acquired by the Company in 1996 (50,425 members). Within the Company's managed care product offerings, customers may choose between at-risk arrangements (in which the Company bears the cost of providing specified health care services for a fixed payment) and self-funded arrangements (in which the customer bears all or a portion of the risk). As of September 30, 1996, 47.6% of members were covered under at-risk arrangements and 41.8% were covered under self-funded arrangements, with the remaining 10.6% covered under the FEP, administered under contract with the BCBSA.



     In 1990 the Company began to institute greater managed care controls in all of its product lines and networks, focusing in particular on its PPO and HMO networks and, depending on market readiness, designing, pricing and marketing its products to encourage members to migrate into these more tightly managed networks where the Company is better able to manage health care costs. While members decide which network to select, the Company generally offers more attractive rates in its more tightly managed networks to encourage members to choose these products. This strategy contributed to accelerated enrollment growth for the Company's HMO and PPO networks and a decline in enrollment in the Company's more traditional PAR network, resulting in a compound annual growth rate in total enrollment of 2.7% from December 31, 1991 through September 30, 1996. Trigon operates six HMOs which are licensed to serve most areas of Virginia. Trigon has the largest number of HMO members in Virginia. Trigon's total HMO enrollment has grown from 60,154 members at December 31, 1991 to 251,399 members as of September 30, 1996, representing a compound annual growth rate of 35.1%. The Company's PPO network system is the largest in Virginia. Trigon's total PPO enrollment has grown from 396,584 members at December 31, 1991 to 774,473 members as of September 30, 1996, representing a compound annual growth rate of 15.1%. Membership in the Company's HMOs and PPOs increased from 27.9% of total enrollment at December 31, 1991 to 55.1% as of September 30, 1996. Trigon's more traditional products are offered through its PAR network, which is the Company's largest network. As a result of the Company's strategy of encouraging members to migrate to its more tightly managed networks, total membership in the PAR network decreased from 951,020 members at December 31, 1991 to 615,655 members at September 30, 1996. Trigon also offers several specialty health care and related products, such as dental, wellness, mental health and life, accident and disability insurance coverage.



     Trigon has the largest membership base in Virginia, which generally allows the Company to negotiate contracts with its Virginia providers that specify favorable rates and incorporate utilization management and other cost controls. As a result of its extensive networks, managed care expertise and broad product offerings, the Company competes favorably in all of its Virginia lines of business, including the individual, small, mid-sized and large employer groups and state and federal agency markets. Trigon has exclusive rights to use the Blue Cross and Blue Shield service marks and tradenames for purposes of doing business throughout Virginia other than certain northern Virginia suburbs adjacent to Washington, D.C. As a result of the Demutualization to be effective concurrently with the Offerings, Trigon will be the holding company for Trigon Insurance, which will be the successor company to Virginia BCBS.


Managed Health Care Industry


     According to the Health Care Financing Administration, health care spending in the U.S. rose from $697 billion in 1990 to $1,008 billion in 1995, an average annual increase of 7.7%. This rate was considerably more than the average annual increase of the Consumer Price Index ("CPI") of 3.1% for the same period. Health care spending accounted for 13.9% of the

Gross Domestic Product ("GDP") in 1995, versus 12.1% in 1990. For 1996, health care spending is estimated to account for 14.3% of the GDP, with projected health care expenses exceeding $1.1 trillion. On an absolute dollar basis, as well as on a percentage of GDP basis, the United States spends more on health care than any other country in the world. Factors contributing to this increase in health care costs include: the development of new medical technologies and procedures, the aging of the population, the excessive duplication of medical resources, the growth of third-party payment (both private insurance and government health care programs), and defensive medicine practiced out of fear of malpractice litigation.



     In response to continuing increases in health care costs, purchasers of health care services have sought plans that control the cost of health care. These plans include HMOs, PPOs and other managed health care plans, such as broader participating provider networks and plans which incorporate some of the features of PPOs. Typically, HMO and PPO plans develop networks of health care providers by entering into contracts with hospitals and physicians which incorporate health care utilization management and other cost control measures. HMO and PPO plans for individuals and small groups often are able to control costs by applying strict underwriting criteria prior to accepting new members. HMO and PPO members are charged periodic, prepaid premiums, and such plans frequently charge modest copayments for services provided by network providers. PPOs and a number of HMOs (including some of the Company's HMOs) allow out-of-network usage but at substantially higher out-of-pocket costs. PPOs allow members to select physicians from a panel of providers in a network. In HMOs, members select one primary care physician from a network. That primary care physician is responsible for coordinating health care services for the member. According to a compilation of industry sources, membership in HMOs nationwide has grown from 33.1 million in 1990 to 59.1 million as of January 1, 1996, an increase in market penetration from 13.3% in 1990 to 22.3% as of January 1, 1996.



     The ability of a managed health care company to offer a variety of cost-effective products depends in large part on its ability to develop provider networks in its geographical market. A managed health care company with a substantial membership base in its market is often able to negotiate provider contracts with favorable rates. A managed health care company is also able to reduce expenses by curtailing unnecessary or inappropriate health care services its members receive by employing utilization management techniques. These include member selection of a primary care physician to coordinate all patient care and manage referrals to specialists, profiling of providers to identify and correct over-utilization patterns, review of hospital admissions and cases and intensive management of all high-cost cases.


     Traditional indemnity health insurance generally provides reimbursement to the insured for health care services rendered by physicians, hospitals and other providers according to a standard fee schedule. Persons insured through indemnity insurance are not restricted to receiving health care services from a specified provider network. Unlike managed health care plans, indemnity insurance is generally not designed to control health care costs. As a result of increasing concern over health care costs, demand for traditional indemnity products has declined as demand for managed health care plans has increased among purchasers of health care services.

The Virginia Market


     Approximately 5.2 million of Virginia's population reside within eight metropolitan areas, with the remaining approximately 1.4 million people located in more sparsely populated rural areas. For purposes of marketing, Trigon divides the state into four regions: Central, which includes the Richmond, Petersburg and Charlottesville metropolitan statistical areas ("MSA") and 1.4 million people; Eastern, which includes the Norfolk/Newport News MSA and 1.6 million people; Northern, which includes the Virginia portion of the Washington, D.C. MSA and 1.9 million people; and Western, which includes Bristol, Danville, Lynchburg and Roanoke and 1.6 million people. Approximately 50% of the population in the Northern region resides in areas where the Company is not licensed to use the Blue Cross and Blue Shield service marks and tradenames. While the state population has grown at the rate of about one percent per year during the last four years, employment has increased approximately 3% from 1994 to 1995, with the service sector growing at approximately 6%.



     Trigon's membership constituted approximately 26% of Virginia's total population as of September 30, 1996 and 31% of the Virginia population in those areas where Trigon has the exclusive right to use the Blue Cross and Blue Shield service marks and tradenames. The Company's PPO network system, including its POS feature, serves nearly the entire state, and its HMO network system serves the majority of the Central, Northern and Eastern portions of the state. During 1995 the Company began offering HMO services in the Roanoke area of western Virginia, and plans to expand HMO coverage to other strategic portions of the state. As of June 30, 1996, HMO penetration throughout the state was 20.5%, compared to a national average of 22.3% at January 1, 1996. Trigon's HMO membership represents 17.9% of Virginia's total HMO market with a higher concentration in the Central and Eastern regions.

     Since 1972, the Company has provided health benefits to employees and retirees of the Commonwealth of Virginia. In 1995, the Company recorded $340.5 million for amounts attributable to this self-funded arrangement, which represented 35% of the Company's self-funded business. In the latter part of 1994, the Commonwealth of Virginia, after a competitive bid process, awarded the Company a new five year agreement effective July 1, 1995 to provide health benefits to the employees and retirees of the Commonwealth of Virginia. Under the agreement, such services may be terminated by either party upon twelve months' written notice. The Company believes, as demonstrated by the recent awarding of the five year contract, that it is well qualified to meet the Commonwealth of Virginia's health care requirements because of the size and geographic range of the Company's network systems and its broad offering of PPO and HMO network products.



     The Company is specifically targeting the densely populated eastern and northern regions of Virginia, where its market share is lowest, for much of its new growth in Virginia. Activities in the Eastern and Central regions include the start-up of a Medicaid HMO product and the acquisition of 80% of Priority. In the Northern region, the Company has formed an alliance with a major medical system in order to improve HMO growth in this region. Trigon is targeting HMO growth in the Central region, with the goal of obtaining much of that growth from groups not currently covered by the Company. In the rural Western region, where the population has been slower to adopt the concept of managed care, Trigon believes that its significant market share and large provider networks give it a significant competitive advantage in marketing its PPO and HMO network systems. The Company believes that its expanded statewide contract with the Commonwealth of Virginia provides a competitive advantage to the Company allowing it to offer the POS feature and its HMOs to commercial customers throughout the state. The Company also plans to introduce a Medicare HMO product in the Central region beginning in late 1997.


Strategy


     Background. In 1990, the Company implemented a long-term corporate strategy called SHOWCASE with the goals of attaining market leadership in managed care and strong financial performance. The strategy initiated specific programs aimed at generating a market-targeted range of managed care products, strengthening managed care support systems and management expertise and enhancing customer support services. These initiatives included development of an integrated data base for capturing and analyzing financial and other information on provider claims and group experience; investment of approximately $59 million in a new claims processing system; tighter underwriting standards intended to promote group profitability; and the expansion of health-related product lines, including illness and disease management and prevention, within Virginia and other states.



     From 1990 through 1993 Trigon's membership declined slightly. This slight decline in enrollment was largely the result of two key factors. First, based upon its 1990 SHOWCASE strategy, Trigon decided to focus on increasing profitability by tightening underwriting criteria for new groups. This resulted in the loss of approximately 27,000 members of small groups from 1991 through 1993, and a slow-down in overall new membership gains. Also impacting enrollment was the loss of approximately 72,000 Virginia employees of groups headquartered outside of Virginia during the period from 1990 to 1993 that decided to leave Blue Cross carriers elsewhere. In addition, Trigon lost approximately 96,000 members between 1991 and 1993 due to recession-prompted economic downsizing in groups where Trigon, for the most part, was the exclusive carrier. Second, the Company emphasized transitioning current PAR membership into its PPO and HMO networks where costs could be better controlled, rather than directing its sales and marketing energies to new prospects. Beginning in 1994, Trigon began to focus on new growth opportunities in addition to the transitioning of existing groups into its PPO and HMO networks. Due in part to this focus on growth, total members increased 3.0% from December 31, 1993 to December 31, 1994, increased 7.0% from December 31, 1994 to December 31, 1995, and increased 3.4% from December 31, 1995 to September 30, 1996.



     The Company is pursuing the following growth strategy:



     Offering a Choice Along a Continuum of Managed Care Products. Trigon has developed a continuum of health care network systems and products -- from the broad PAR network to the tightly managed HMO -- to meet the demands of its current customers and appeal to the needs of potential new customers. The breadth and flexibility of the Company's benefit plan options are designed to appeal to a broad variety of employer groups and individuals with differing product and service preferences, including freedom of choice, cost containment, scope of coverage and risk assumption. The Company believes its broad range of products gives it a unique market advantage, allowing Trigon to become the sole managed care provider to many of its members.



     Migrating Members into the Company's More Tightly Managed Network Systems and Products. Trigon intends to design, price and market its products to encourage its customers to migrate over time into the Company's more cost-effective, tightly controlled networks, but will do so at a pace that the Company's markets will support. Products such as PPO, POS

(the Company's gatekeeper PPO) and Blue Advantage (a combination PPO/HMO product) are designed to facilitate the transition of employees to managed care. While the Company anticipates that its more tightly managed networks will continue to be more attractively priced than PAR products, future pricing decisions will be based on a variety of factors including competitive pressures and medical cost trends. Trigon believes that its experience in converting customers from traditional health insurance into a continuum of managed care products will allow the Company to continue to manage its medical costs and to grow within Virginia as well as in other states that remain dominated by traditional insurance coverage.

     Increasing the Managed Care Content and Cost Effectiveness of its PPO and HMO Products. Trigon intends to continually increase the managed care content and cost effectiveness of its PPO and HMO networks and products. To enhance the cost effectiveness of its PPO networks, the Company offers an optional POS feature within the Company's PPO networks, which utilizes a primary care physician to coordinate all health care services for the member. Within its PPOs and HMOs, the Company is utilizing physician profiling techniques, risk-sharing arrangements, ancillary networks for high volume or high cost services, wellness programs and more aggressive fee scheduling to reduce health care costs.

     Growing its Business in Virginia. Trigon intends to capitalize on its extensive provider networks, continuum of health care products and broad services to increase the Company's share of health care business in Virginia. To increase market share, Trigon intends to focus on increasing utilization of its HMO products, entering into new product markets such as Medicaid and Medicare-risk, increasing utilization of the Company's managed care products in rural communities and acquiring other managed care companies.

     To increase rural utilization of its managed care networks, the Company is utilizing its PPO and POS products to transition rural communities, primarily in western Virginia, which have been slow to embrace managed care, particularly HMOs, into managed care. The Company believes that its PPO and POS product offerings give it an advantage in attracting rural populations over other managed care companies which do not offer less restrictive managed care products such as PPOs and POS. The Company believes it has an additional competitive advantage in rural areas as most other managed care companies do not include these regions in their networks.

     Trigon also intends to increase market share in Virginia by acquiring other managed care companies or traditional indemnity companies, whose customers can be transitioned into managed care and by entering into new product markets. In addition to expanding health care market share, Trigon will pursue in-state growth opportunities related to cross-selling its specialty products.


     Expanding Outside of Virginia. The Company believes that it has developed expertise in marketing, underwriting, network development and cost control which is transferable to attractive markets outside of Virginia. The Company considers attractive those markets that have the following characteristics: reasonably large populations, low market penetration of managed care products and a reasonable regulatory environment. The Company considers the mid-Atlantic and southeastern United States to be attractive. The Company intends to expand its out-of-state managed care business primarily through a combination of acquisitions and strategic alliances with managed care companies, traditional indemnity companies whose customers can be transitioned to managed care, other health care providers and other Blue Cross/Blue Shield companies. The Company also intends to capitalize on its specialty products to achieve entry into new markets. In line with this expansion strategy, Trigon acquired Mid-South for approximately $85.6 million in February 1996. Mid-South is a Fayetteville, North Carolina-based company that provides health insurance coverage to 50,425 members primarily in rural and suburban markets in North Carolina, South Carolina, Georgia, Virginia and Tennessee. Trigon believes benefits from the acquisition will include administrative economies, additional experience in developing PPO-type health products in rural areas, and expansion into Southeastern target states. The Company currently has no other commitments or agreements with respect to expansion outside of Virginia; however, the Company is in the process of evaluating several potential acquisition opportunities outside of Virginia. The Company has no significant experience in expanding its managed health care business outside of Virginia. Consequently, there can be no assurance that the Company's efforts to expand outside Virginia will be successful.



     Offering Specialty Products. Trigon's strategy includes offering specialty health care and related products including Medicare supplemental products, third-party administration for health care plans and workers' compensation, illness and disease prevention products, dental managed care, Medicare Part A claims processing, student insurance, life insurance, and group life, accidental death and dismemberment, and short-term and long-term disability insurance. Trigon's subsidiaries serve 38 states, the District of Columbia and the United Kingdom. The Company's strategy is to continue marketing these products on a stand-alone basis, as enhancements to its core product line, and as avenues for entry into new markets within and outside of Virginia.

Managed Care Marketing and Operations


     The Company's managed care and specialty managed care products as well as certain of its life, health and wellness products are marketed through five Local Market Units and two Specialty Market Units. Each Market Unit focuses on the needs of its respective markets and has operating profit responsibility for its products and services.



     Local Markets. Each of the five Local Market Units is geographic in scope and focused on its local markets. Market managers are responsible for fully understanding the dynamics of their respective region. The defined regions are Central Virginia, Eastern Virginia, Western Virginia, Mid-Atlantic and Southeast United States. Each market includes large, medium and small group employers. The large employers (generally greater than 500 employees) often engage consultants to assist in the design and procurement of benefit plans. The majority of these large employers are fully or partially self-funded. The medium size employers (generally ranging in size from 50 to 499 employees) may use consultants to assist in the tailoring of benefits and networks. The smaller employers (generally having fewer than 50 employees) generally use insurance brokers to assist in the selection of products and analysis of the actual cost of competing plans. Approximately 60% of the employers with more than 50 employees are fully insured. These groups are experience rated with premiums based on the group's specific medical claims experience. All of the business with employers of less than 50 employees are fully insured with premiums based on community rating principles modified by the individual medical characteristics of the persons covered.



     There are two Specialty Market Units designated to focus on customer segments with special demands -- Major Accounts and the Government and Individual Business Unit. These Specialty Market Units distribute their products and services across all of the Local Market regions.



     Major Accounts. The Major Account Unit focuses on selling and servicing large and multi-state accounts. These customers are generally sophisticated with knowledgeable staffs and often engage consultants to work with the Trigon sales staff to tailor benefits and networks to the needs of the customer. The Trigon sales representative markets the product first to the employer and then directly to the employees. Trigon believes that offering tailored benefits and network options, as well as low cost products, is essential to success in this market. The majority of groups in this market are fully or partially self-funded.



     Government and Individual Business. The Government and Individual Business Unit administers federal government programs (Medicare Part A and the FEP), and serves all of the individual lines of business. The individual products are marketed principally through a 39-person telemarketing unit. Brokers are also used in this line of business. Products include fee-for-service, managed care and specialty managed care. Medicare Supplemental products are marketed to individuals over age 65. Long-term care products are offered through this business unit, both to individuals and members of groups. Individual products are fully insured.



     The Market Units are supported by Shared Service Units comprised of functions that have been centralized to leverage expertise and economies of scale to add value to the Market Units. Included in the Shared Service Units is the Health Delivery Unit, which encompasses provider contracting (including development of provider partnerships), provider selection, quality management (NCQA, HEDIS), utilization management, provider credentialing and profiling, medical policy, disease management and health outcomes research. Shared Service Units also include such functions as finance, actuarial, human resources and information services.


Network Systems

     The Company's extensive managed health care provider networks enable it to offer a comprehensive array of managed health care programs throughout Virginia. These networks include its HMO, PPO and PAR networks, as well as specialty managed care networks. In establishing these networks, the Company enters into contracts with qualified providers in each geographic area to serve its members. These contracts are intended to control the cost of health care through both control of unit cost and utilization management. As a result, the Company reduces the need to utilize out-of-network providers that are not subject to the Company's cost controls.


     With the largest membership base in Virginia, the Company is generally able to negotiate provider contracts with favorable rates and effective utilization management and other cost control measures. The Company's networks consist of contractual relationships with primary care physicians, specialists, hospitals and ancillary providers who are selected to meet customers' geographic access needs and to be attractive to the Company's customers. Pursuant to these contracts, hospitals and ancillary providers are paid on a discounted charges basis or a per case or per diem basis, and physician providers are paid either on a capitated or fixed fee schedule basis. Once credentialed and admitted to the applicable network, physicians are reviewed on a periodic basis to help ensure that their health care practice patterns and outcomes are consistent with quality and cost-effectiveness guidelines established by the Company. In selecting physicians for its networks, the Company uses its credentialing and profiling programs to evaluate the applicant's professional qualifications and experience, including license and malpractice claims history and hospital affiliations. In addition, the applicant's cost and quality profiles are assessed using the Company's extensive claims database and utilization review history. The physician's ability to satisfy expected enrollment demands is evaluated as well.

     In developing its three main network systems -- PAR, PPO (which includes an optional POS feature) and HMO -- the Company's strategy has been twofold: to offer the market a wide choice of prices and benefits; and to control health care costs more effectively by moving customers through a progressively more controlled series of benefit and network designs. This product continuum offers the most choice at the PAR level, followed by PPO and HMO. All networks contain provider fee discounts and utilization management controls. Overlayed upon each network is a range of benefit and pricing designs which exert greater controls upon members in return for greater premium rate reductions, as well as stronger utilization and unit price controls upon providers in return for larger numbers of members directed to their businesses. The PAR network, the most traditional, is differentiated by the greatest number of participating providers, generally the lowest percentage of provider fee discounts and the ability of members to exercise the greatest freedom within and outside the PAR network. The PPO network, by contrast, is smaller and more restrictive in allowing for non-network provider usage. The optional POS feature adds greater utilization controls to the Company's PPO networks by requiring members to coordinate all health care and referral decisions through a primary care physician or gatekeeper. At the most restrictive -- and least expensive -- level is the HMO, which has the smallest number of providers, capitates primary care physicians, and exercises the greatest degree of management of utilization and referrals of members through coordination by the primary care physician. In addition to these network options, the Company's "Blue Advantage" product uses whole group underwriting to provide both the PPO and HMO products to groups desiring only one health care administrator and the ability to transition employees gradually into more restrictive managed care.


     The following table sets forth the number of members in each of the Company's product groups for the last five years and for the nine month periods ended September 30, 1995 and 1996.

                          Membership by Network System



                                                             At December 31,                              At September 30,
                                      -------------------------------------------------------------    ----------------------
                                        1991         1992         1993         1994         1995         1995         1996
                                      ---------    ---------    ---------    ---------    ---------    ---------    ---------

Commercial:
  HMO..............................      48,661       45,004       59,353       85,739      172,893      157,811      236,127
  PPO..............................      75,522      102,247      131,052      155,433      212,322      207,968      216,937
  PAR..............................     441,687      400,997      352,783      334,800      296,716      304,060      252,774
  Other(1).........................     147,479      150,586      156,737      158,503      149,109      146,456      178,431
                                      ---------    ---------    ---------    ---------    ---------    ---------    ---------
     Subtotal......................     713,349      698,834      699,925      734,475      831,040      816,295      884,269

Self-funded:
  HMO..............................      11,493       15,679       24,728       34,243       48,255       52,246       15,272
  PPO..............................     148,291      283,716      313,744      321,863      336,414      303,462      359,701
  PAR..............................     509,333      369,041      334,692      318,297      321,522      325,153      362,881
  ASO..............................      84,235       78,163       78,903       77,481       63,826       65,576       40,383
                                      ---------    ---------    ---------    ---------    ---------    ---------    ---------
     Subtotal......................     753,352      746,599      752,067      751,884      770,017      746,437      778,237
FEP (PPO network)..................     172,771      175,723      180,015      195,314      198,561      198,935      197,835
                                      ---------    ---------    ---------    ---------    ---------    ---------    ---------
Total..............................   1,639,472    1,621,156    1,632,007    1,681,673    1,799,618    1,761,667    1,860,341
                                      ---------    ---------    ---------    ---------    ---------    ---------    ---------
                                      ---------    ---------    ---------    ---------    ---------    ---------    ---------



---------------



(1) "Other" members include enrollment from Medicare supplement plans, out-of-state student health care coverage and Mid-South members, after its acquisition in February 1996.


     As a result of the Company's increased emphasis on utilization management and cost control, the Company has achieved improvements in medical management statistics as set forth in the table below. The Company believes it has the opportunity for further improvement in these statistics through continued implementation of utilization management, illness and disease prevention programs and cost control programs.


                   Network Systems Utilization Statistics (1)



                                       For the Years Ended December 31,
                                     ------------------------------------     Twelve Months Ended
                                     1991    1992    1993    1994    1995    September 30, 1996 (2)
                                     ----    ----    ----    ----    ----    ----------------------

Inpatient days per thousand
  members.........................   356     329     299     278     266               245
Admissions per thousand members...    76      69      64      64      66                63


---------------


(1) Includes PAR, PPO and HMO network members (medical, surgical and maternity admissions only).



(2) Calculated using total number of inpatient days and inpatient admissions from October 1, 1995 through September 30, 1996 divided by average enrollment, in thousands, for the same period.


     Within the Company's network product offerings, employer groups may choose various funding options ranging from at-risk to partially or fully self-funded financial arrangements. While self-funded customers participate in Trigon's networks, the claims are not underwritten by Trigon but are funded by the groups. Self-funded arrangements are typically utilized by large and mid-size groups. In addition, most self-funded groups purchase aggregate and/or claim specific stop loss coverage. In exchange for a premium, the group's aggregate liability is capped for the year or the group's liability on any one episode of care is capped. Trigon charges self-funded groups an administrative fee which is based on the number of members in a group or the group's claims experience. Under the Company's self-funded arrangements, amounts due are recognized based on incurred claims plus administrative and other fees and any stop-loss premiums.

     The Company's underwriting methodologies for plans offered in its HMO, PPO and PAR networks vary by market segment. In the individual and small group markets, community rating principles modified by the individual medical characteristics of the persons covered are used in establishing premium rates. In larger group markets, group specific claims experience is used in establishing the appropriate premium rates. The Company's underwriting practices with respect to certain members are subject to state regulation. See "Regulation."

     The Company believes that its success in managing network health care costs is related to its efforts to maintain the health and well being of its members. As a result, the Company offers a variety of programs to promote wellness and to prevent disease. One of these programs, comprehensive case management, seeks to educate members about the importance of following recommended treatments for diseases such as asthma, diabetes and cancer and to suggest lifestyle changes. The Company also offers a variety of wellness educational programs, such as Baby Benefit, Better Prepared and Healthy Returns. These programs seek to identify members at high risk for certain health care problems and to institute lifestyle changes prior to the onset of illness. In addition, Trigon has adopted network-wide prevention guidelines which set treatment standards in such areas as immunization, mammograms, cholesterol and cancer screenings. Other wellness and prevention programs available through Trigon's network offerings include smoking cessation programs, well baby programs, and health-related newsletters.

     Academic studies have found generally that the benefits of specific quality control programs (such as improvements in mortality and morbidity rates) are difficult to measure. However, the Company believes that its overall commitment to both cost and quality control programs have contributed to the reduction over time of the Company's network system utilization and medical loss ratios as well as to its increasing member enrollment.

     Trigon has adopted treatment guidelines for many diseases and procedures. These treatment guidelines are based upon generally accepted medical practice and are derived from medical literature developed by such experts as the American College of Obstetrics and Gynecology and the National Institute of Health. In line with nationally accepted standards, the guidelines reflect recommendations by committees of independent local physicians as part of Trigon's quality improvement program. These guidelines do not mandate specific treatments, but are designed to be used by the Company's network physicians to confirm diagnoses and design treatments.

     The following is a more detailed description of the principal features of the Company's networks and the health care plans based on these networks.

HMO Networks


     Trigon established its first HMO in 1984 and now operates six separate HMOs. HMO Virginia, Inc. is a federally qualified HMO that operates in the Richmond and Norfolk areas. HealthKeepers, Inc. is a state qualified HMO that operates primarily in the central, eastern, and southwestern areas of Virginia. Physicians Health Plan, Inc. ("PHP") is a federally qualified HMO operating in Northern Virginia, Washington D.C. and the surrounding Maryland counties. Peninsula Health Care, Inc. ("PHC"), a joint venture owned 51% by Trigon, is a state qualified HMO operating primarily on the Peninsula in Eastern Virginia. On May 12, 1995 the Company completed the acquisition of 80% of Priority, which owns both a state qualified HMO and a federally qualified HMO operating in the Tidewater area. Membership in these six HMOs has grown from 60,154 members as of December 31, 1991 to 251,399 members as of September 30, 1996. As of June 30, 1996, the HMO networks included approximately 2,300 primary care physicians, 7,700 specialist physicians and 63 hospitals throughout Virginia. All six of the HMOs are individual practice association ("IPA") models. In IPAs, physicians practicing in their own offices participate in a prepaid health care plan. The physicians are paid agreed-upon rates either through a fixed fee schedule or on a capitated basis. Each of Trigon's HMOs uses the Blue Cross and Blue Shield service mark except for PHP, which operates outside the area covered by the Company's license to use the service mark.


     The Company's HMOs are able to provide for the delivery of health care services at lower costs than traditional health insurance plans due to their network provider arrangements which specify favorable rates and require utilization management and other cost control measures. Members choose a primary care physician who is responsible for coordinating health care services for the member. The HMO product portfolio is presented to customers as a stand alone HMO offering, or through "Blue Advantage," a program which includes HMO and PPO options administered and priced as a single program and which can only be utilized by groups that contract with Trigon on an exclusive basis.

     Most HMO products have a copayment provision under which the member bears a portion of health care costs. Certain of the Company's HMOs offer a feature which permits the member to receive health care services from providers that are not part of the Company's HMO network at a substantial out-of-pocket cost to the member which includes a deductible and higher copayment obligation. The Company believes that copayment obligations, out-of-network costs and other obligations of these HMO plans enhance its ability to control costs by encouraging members to take more responsibility for their health care decisions.


     Provider Arrangements. Trigon's HMO networks have contracts with hospitals, physicians and other professionals at reduced rates, which are typically more favorable than rates for the Company's PPO and PAR networks. Almost all of the primary care physicians in the HMO networks are reimbursed on a capitated basis, while specialists are reimbursed based on a fee schedule. Some ancillary services, lab services, mental health and vision services are also capitated. These arrangements provide the incentive to control utilization and cost. The Company has not experienced any material problems involving the inability of physicians to perform their obligations under capitation arrangements because of physician insolvency or otherwise. HMO network hospital provider contracts, normally two to five years in duration, are on a nonexclusive basis and are generally paid on the basis of per diems (fixed fee schedules where the daily rate is based on the type of service), per case per admission (fixed fee schedules for all services during a member's hospitalization), or a percentage of covered charges with limits on the subsequent year increases. The average rate negotiated with hospitals under this arrangement are lower than the hospital's average standard retail charges. Services not subject to special per case or per diem payment arrangements are generally paid according to a fee schedule or as a percentage of billed charges. Based on these payment arrangements, physicians and hospitals in the HMO networks have financial incentives to control health care costs. Additionally, in the case of PHC, the joint venture interest of the hospital system partner provides an added financial incentive to minimize unnecessary or marginal health care in this HMO.


     Utilization Management. Trigon also manages health care costs in its HMO networks by using utilization management systems guidelines for the HMO network that are intended to address quality of care and help to ensure that only appropriate services are rendered, and that such services are provided in the most cost-effective manner. The primary care physicians are considered to be the overall manager of the individual's health care needs. Primary care physicians manage and optimize care through the use of referrals and by approving all specialty care before it is rendered. In addition, under a utilization review program, the HMO reviews all high cost services needed by individual members which are not provided by the primary care physician. This review program is intended to ensure that all enrollees receive necessary, appropriate and cost-effective care. Focused case management techniques are used on all high cost cases. New medical technologies are reviewed in advance through Trigon's participation in a new technology evaluation program sponsored by the BCBSA and a large HMO company. Such review of new medical technologies attempts to ensure that only safe and effective new medical procedures are covered.

     The Company also manages health care costs and quality by reviewing monthly cost and utilization trends within its HMO networks. Utilization rates and cases are reviewed in the aggregate and by service type to identify opportunities for better cost and quality control. In addition, the highest cost services are studied to determine if costs can be reduced by using new, less expensive technologies or by creating additional networks or contracts, such as networks for ambulatory care, to reduce provider costs.


     Quality Management. Trigon's HMO quality assurance standards are modeled on those of the National Committee on Quality Assurance ("NCQA"), an independent, nonprofit institution that reviews and accredits health maintenance and managed care organizations. The quality improvement program instituted by the Company's HMOs provides for the review of medical care, service, outcomes of care, and the initial and ongoing review of the credentials of all network providers. This credentialing process includes a review of whether the provider has the necessary licenses, is qualified in the specialty indicated, and meets standards for safety, sanitation, and accessibility. The HMO reviews the findings with a quality improvement committee, which includes leading physicians from the HMO network. In addition, quality of care outcomes are monitored through profiling and data analysis, member satisfaction surveys, and problem case review. Two of Trigon's HMOs -- HealthKeepers and HMO Virginia -- sought NCQA accreditation in late 1994, but were denied accreditation in mid-1995, primarily because of a lack of NCQA-formatted documentation and tracking processes, and not due to any specific issues related to quality of care or service. The remaining Trigon HMO plans -- Priority, PHC and PHP -- did not seek accreditation in 1994. HealthKeepers, Trigon's largest HMO, has applied for accreditation in 1996, with NCQA-review expected to occur in early 1997. The Company believes that the failure to receive NCQA accreditation has not materially affected the market acceptance of its HMO products.



     Medicaid and Medicare HMO Products. HealthKeepers, PHC and Priority have begun marketing Medicaid services to participants in the Aid to Families with Dependent Children ("AFDC") program in the Peninsula, Tidewater and Central regions of Virginia. The Company also plans to introduce a Medicare HMO product in 1997 within Virginia, which has approximately 600,000 Medicare eligibles in the areas where the Company has the exclusive rights to use the Blue Cross and Blue Shield service marks and tradenames.

PPO Networks


     The Company's PPO networks include a statewide PPO network, which as of June 30, 1996 included approximately 14,400 physicians and 151 hospitals, as well as a smaller, more restrictive regional network in the Richmond and Norfolk areas which included approximately 3,200 physicians. The Company anticipates establishing additional regional networks in other areas of Virginia. There were 774,473 members enrolled in these PPO health care plans as of September 30, 1996. Approximately 27% of PPO members as of September 30, 1996 were employees of the Commonwealth of Virginia, whose plan includes the POS feature discussed below.


     The Company's PPO products are similar to its HMO products in that they are able to provide for health care delivery at lower costs than traditional health insurance due to network provider arrangements which specify favorable rates and employ utilization management and other cost control measures. Services are provided to customers based on periodic, prepaid charges or are provided under a variety of self-funded financial arrangements. Members also have copayment or coinsurance obligations for services rendered by network providers that are similar to those of the Company's HMO products. Trigon includes as part of its PPO networks the option of including a POS feature in which each member chooses a primary care physician who is responsible for coordinating all health care services for the member. Unlike the HMO and PPO products electing the POS feature, members with the standard PPO products may seek care from any PPO network physician in the appropriate PPO network depending on services required. Appropriate copayments are charged at the time of services. PPO members have the option to receive health care services from providers that are not a part of the network, typically at substantial out-of-pocket costs. Trigon believes that copayments and out-of-network obligations of its PPO products enhance its ability to control costs by encouraging members to take more responsibility for their health care decisions.

     Trigon's PPO networks and products provide choice and flexibility to all types of customers in its markets. In the statewide PPO network, providers accept payments for covered services which generally are lower than the allowance in the broader PAR network. For PPO products including the POS feature providers also receive reimbursement incentives for controlling unnecessary utilization costs. In the regional network, primary care physicians are reimbursed at the same rate as those in the statewide PPO networks, and specialists are generally reimbursed at a lower rate than in the statewide PPO network. In both the statewide and regional networks, providers do not bill the members for the difference between the provider charges and the PPO payment. If a member chooses to receive out-of-network services, the member will be required to bear a larger portion of the total expenses for services.


     The cost control methods used by the Company for its PPO products are similar to those the Company utilizes for its HMO products. Trigon endeavors to manage and control costs for its PPO products by negotiating favorable fee schedules with physicians and hospitals and through utilization management and other cost control measures. In addition, Trigon manages costs through pricing and product design decisions intended to influence the behavior of both providers and members, as well as by applying specific underwriting criteria to employer groups and individuals.



     Provider Arrangements. Like the Company's HMO products, the Company's PPO products provide for the delivery of specified health care services to members by contracting with physicians and other professional providers. PPO network hospital provider contracts are generally based upon per diem or per case or a percentage of covered charges arrangements that provide for rates that are typically lower than the hospital's average standard billing rates and generally more favorable than rates for the Company's PAR network. Physician provider contracts also employ attractive fixed fee schedules which are below standard billing rates and more favorable than rates for the Company's PAR network. Physician fee schedule payments are set by the Company using Resource Based Relative Value System methodologies and are generally adjusted annually. Hospital rates are generally negotiated for terms of from two to three years. When considering whether to contract with a physician for its PPO networks, the Company conducts a credentialing program to evaluate the applicant's professional experience, including licensure.


     Utilization Management. The Company also manages health care costs in its PPO networks by adopting utilization management systems that are intended to reduce unnecessary procedures, admissions and other medical costs. The Company's utilization management systems guidelines for the PPO network help to ensure that only appropriate services are rendered and that such services are provided in the most cost-effective manner. Trigon utilizes medical guidelines and requires pre-admission approvals of all hospital stays and concurrent review of length of stay. Trigon also retrospectively reviews physician practice patterns. Review of physician practice patterns may result in modifications and refinements to the PPO network of providers and network contractual arrangements. Physicians participating in the regional PPO network and in the POS program are required to meet certain economic profiling criteria that indicate cost effective and quality practice standards. Primary care and specialist providers in the POS program are periodically given utilization, cost and quality profiles, or "report cards." In the POS program, utilization management includes an outpatient review program, with pre-authorization of high-cost outpatient care, in addition to management of hospital care through precertification, concurrent review, case management and discharge planning capacity. Outpatient care is further controlled through claim edits designed to detect and correct inappropriate provider billing patterns. All new medical technologies are reviewed in advance in an attempt to ensure that only safe and effective new medical procedures are covered. Additionally, the Company also employs a comprehensive care management program. In this program, the Company identifies those members having certain chronic diseases (such as asthma, hypertension and cancer) and proactively works with the member and the physician to facilitate appropriate treatment, help to ensure compliance with recommended therapies and educate members on lifestyle modifications to manage the disease. The Company believes that the program promotes the delivery of efficient care and helps to improve the quality of health care delivered.

     As with its HMO network, Trigon further manages health care costs by reviewing monthly cost and utilization trends within its PPO networks.

     Quality Management. The Company has an active program to evaluate the quality and appropriateness of care provided by its PPO networks. Provider credentialing, profiling and member satisfaction, along with monitoring of outcomes, and clinical studies are all performed to monitor and manage quality of care. Network physicians and other providers participate in quality management programs overseen by medical advisory panels. Using the Company's computerized medical information database, these programs involve profiles of the tests, types of treatment and procedures performed for specific diagnoses by these physicians, as well as reviews of aggregate data.

PAR Network


     Trigon's PAR network provides more traditional health coverage and included approximately 16,200 physicians and 153 hospitals as of June 30, 1996. The PAR network served 615,655 members as of September 30, 1996. The PAR network offers members more providers to choose from, greater customization of benefit design, and fewer restrictions in the use of non-network providers than the PPO network. The Company's strategy is to transition members from the PAR network to the more tightly managed PPO and HMO networks. However, Trigon expects that its PAR network and products will continue to be an important offering for groups desiring greater flexibility and choice in networks and benefits, as well as a source of new PPO and HMO members.


     The Company's PAR network and products are able to provide for health care delivery at lower costs than many other traditional health plans due to network arrangements which specify favorable rates and encourage utilization management and other cost control measures. Members may choose any physician from the PAR network depending on services required, and are generally subject to annual deductible requirements and coinsurance. Trigon believes that annual deductibles and higher out-of-network costs of its PAR products enhance its ability to control costs by encouraging members to take more responsibility for their health care decisions.

     In the PAR network, physicians accept payments for covered services and do not bill the members for the difference between the provider charges and the Company reimbursements. If a member chooses to receive out-of-network services under a PAR health plan, the member will be required to bear a larger portion of the total expenses for such services since the provider is able to bill the member for the difference between the provider's charge and the Company payment.


     The cost control methods used by the Company for its PAR products are substantially similar to those the Company utilizes for its other managed care networks. Trigon endeavors to manage and control costs for its PAR products by negotiating favorable arrangements with physicians and hospitals, which include utilization management and other cost control measures. In addition, Trigon controls costs through pricing and product design decisions intended to influence the behavior of both providers and members, as well as by applying specific underwriting criteria to employer groups and individuals.


     Provider Arrangements. Like the Company's PPO products, the Company's PAR products provide for the delivery of specified health care services to members through contracts with physicians and other professional providers. PAR network hospital and physician contracts are generally paid on the basis of per diems, per case, fixed fee schedule or percentage of covered charges and provide for rates that are typically below standard billing rates but which are less favorable than rates for the Company's HMO and PPO networks. The Company is able to obtain discounted prices for services because of the volume of business it offers to health care providers that are part of the network. Hospital reimbursement rates are generally negotiated for terms of one to three years. Physician reimbursements renew automatically, with a ninety-day notification period required for any change by the Company. When considering whether to contract with a physician for its PAR network, the Company conducts a credentialing program to evaluate the applicant's professional experience, including licensure.

     Utilization Management. The Company also manages health care costs in its PAR network by adopting utilization management systems guidelines that help to ensure that only appropriate services are rendered and that such services are provided in the most cost-effective manner. The Company's utilization management systems seek to ensure that medical services provided are based on medical necessity and are covered under the benefit design. The Company utilizes medical guidelines and offers targeted pre-admission approvals of hospital stays and concurrent review for targeted admissions, and retrospectively reviews physician practice patterns.


     Quality Management. The Company has an active program to evaluate the quality and appropriateness of care provided by its PAR network. Physicians and other providers participate in quality management programs overseen by the Company's medical policy area. Using the Company's computerized medical information database, these programs involve reviews of the tests, types of treatment and procedures performed for specific diagnoses by these physicians, as well as reviews of aggregate data.

Specialty Managed Health Care Plans

     Trigon also offers specialty managed health care services through a number of specialized networks. The Company believes that these specialty networks and plans complement and facilitate the Company's marketing plans and enable the Company to attract employer groups and other members that are increasingly seeking a variety of options and services.


     Trigon Pharmacy Plans. The Company offers several network-based retail card pharmacy programs administered by PAID Prescriptions, Inc., a subsidiary of Merck-Medco. Pharmacy network options include a broad "traditional" network, two PPO networks, and an HMO network. The HMO offers the tightest network with the deepest discounts. A mail order option with substantial discounts is also available. All managed pharmacy programs incorporate cost containment and quality assurance features including a drug formulary, manufacturer's rebates and both concurrent and retrospective drug utilization review programs. Future initiatives are expected to include pharmacy profiling, continued pharmacy audits, further integration of medical and pharmacy programs and provider risk-sharing. As of September 30, 1996, combined enrollment in all pharmacy programs totalled approximately 1.4 million members. Effective July 1, 1995, the Commonwealth of Virginia state employees have become participants in these pharmacy programs, in addition to their participation in the Company's managed care plans.



     Trigon Dental Plans. The Company offers three network-based dental programs in most areas of the state -- PAR, PPO and HMO. The PAR and PPO programs are the broadest and most flexible, with more than 52% statewide provider participation. The HMO utilizes a smaller number of physicians under capitated arrangements. The programs are sold either as stand-alone products or in conjunction with the Company's medical plans.



     Mental Health Plans. The Company has developed a mental health managed care program designed to enhance the quality and cost-effectiveness of mental health and substance abuse services for its customers. The program pre-authorizes treatment that is medically necessary, appropriate to the patient's condition and delivered in an efficient manner. This is accomplished using Trigon's network of credentialed providers and a case management approach to care. Providers must meet credentialing standards for network participation and are monitored for quality and cost-effectiveness. Contracts with preferred payment rates are in place for facilities and professional providers. The Company has risk-sharing arrangements with providers and has future plans to develop clinical practice guidelines, mental health provider profiling and outcomes studies.


     Ancillary Networks. The Company evaluates emerging high volume or high cost outpatient services to determine whether ancillary service networks will yield cost control benefits. Per diem and discounted fee for service contracts have been negotiated with participating home health care, home infusion and durable medical equipment providers. Cost and appropriateness of care are monitored through medical policy and pre-authorization on major home health visits.


     Senior Plans. Trigon offers numerous Medicare supplemental plans, which typically pay the difference between the health care cost incurred and the amount paid by Medicare. As of September 30, 1996, all of these Medicare supplemental plans were fee-for-service in nature. In 1992, the Commonwealth of Virginia adopted a National Association of Insurance Commissioners ("NAIC") proposal to standardize Medicare supplemental products. As of September 30, 1996, over 90,400 members were enrolled in pre-standardization products, all of which are community rated. As of the same date, Trigon had enrolled more than 37,500 members into six "standardized" products which are underwritten and entry age rated. Approximately 7,500 members enrolled in supplemental products are on Medicare due to disability. These disability members are pooled separately and community rated.

Related Businesses


     In addition to its core managed care business, the Company engages in several other health-related businesses including employee benefits administration, workers' compensation administration and health management services. Together, these businesses generated $20.5 million in revenues for the nine months ended September 30, 1996 (excluding $16.1 million of revenue from HCS, which was sold on December 31, 1996), included in "Other Revenues" in the Company's financial statements. These businesses represent approximately 1% of the Company's total revenues, a trend which is expected to remain consistent in the next several years. Aside from their direct contribution to revenue, the Company believes these related businesses also provide Trigon with competitive advantages from single-source product offerings, cross-selling, market presence and as avenues into new markets.


     Health Management Corporation ("HMC") provides health management and promotion and data analysis services to both Trigon and to third parties. Through its health promotion services, HMC assists organizations to manage their own health risks with innovative solutions to health care issues with such products as Baby Benefits, Better Prepared and Healthy Returns. Baby Benefits provides maternity risk management, Better Prepared provides lifestyle case management targeting those individuals with high cost chronic illnesses and Healthy Returns reinforces and financially rewards program participants for positive lifestyle choices. HMC products are currently marketed by the Trigon sales force as well as through direct sales to other organizations nationally. HMC continues to enhance its direct sales efforts as well as the development of alternative distribution channels to increase penetration of other markets nationally. In July 1995, HMC acquired Healthy Homecomings, Inc., a St. Louis, Missouri based women's health care company. It gives HMC added capability to serve the special health care needs of women, including preconception planning, prenatal and maternity services, gynecological surgery education and post-operative support, menopause education and treatment options, and breast cancer prevention and treatment education. Healthy Homecomings, Inc. has extensive experience in specialized, in-home maternity and gynecological follow-up care.


     Monticello Life Insurance Company ("MLIC") began operations in 1993 with the sale of student health products in several states followed by the marketing of group life and disability products to Trigon groups. MLIC is currently licensed to do business in 47 states and the District of Columbia. MLIC provides the necessary vehicle for the marketing of managed care products outside the Virginia market. Currently, life products are sold primarily through the Trigon sales force to Virginia customers; managed care products are sold by a telemarketing staff as well as through a selected broker network.


     Monticello Service Agency ("MSA") was established in 1972 for the purpose of marketing group life, accidental death, and disability products to Trigon groups. MSA concentrates its activity primarily on the small and regional lines of business where the packaging of group term life and disability with a health product is common. MSA products are currently underwritten by several large carriers with American Bankers Life and MLIC as the primary carriers.

     Trigon Administrators, Inc. provides claims processing and third-party administrative services for employee benefit programs and property and casualty programs to employers in the mid-Atlantic states pursuant to an administrative services arrangement. Trigon Administrators, Inc. has two operational divisions, a property and casualty division and an employee benefits division. It has been conducting business since 1986, and currently has five claims offices located in Maryland, Virginia and North Carolina.


     The property and casualty division handles workers' compensation and liability programs and currently has 73 customers. In addition to providing the basic workers' compensation administrative services, this division actively manages each case in order to control medical costs. Provider networks are also used to help control these costs. In 1992, this division began offering these cost containment services to self-administered workers compensation accounts as well as insurance companies. The employee benefits division handles group health, flexible benefits plans and COBRA administration and has 40,383 members as of September 30, 1996. The employee benefits division is licensed to do business in 8 states and the District of Columbia. Provider networks, case management and utilization review programs are used to help employers contain medical claims costs.


Government Programs

     Trigon acts as an intermediary and administrative agent in servicing approximately 1.1 million Medicare Part A beneficiaries in Virginia and West Virginia. In 1995, the Company processed 3,189,700 Medicare Part A claims amounting to $2.7 billion of charges. Claims processed and the reimbursement for these claims are not included in the Company's consolidated statements of operations. However, the Company is reimbursed for operating expenses related to administering this business. In 1995, such expense reimbursements totaled $11.6 million. Trigon's Medicare program carries no underwriting risk.

     Trigon also administers Virginia's portion of the BCBSA's national contract with the U.S. Office of Personnel Management ("OPM") to provide benefits through its PPO networks for approximately 200,000 federal employees and their dependents living in Virginia. The contract renews automatically for a term of one year each January 1, unless written notice is given by either party at least 60 days prior to the date of renewal. In 1995, Trigon recorded revenues of $329.2 million under this program, which represented 19% of total revenue. Under the program, a special FEP reserve is maintained at the national level as protection against adverse claims trends. However, if the contract should terminate with a negative balance in the FEP special reserve, the losses would be allocated to participating plans or subcontractors based on a ratio of the Company's past five year claims experience as a percent of the total program's experience. As of December 31, 1995, the national reserve amounted to $3.6 billion or 6.5 months of program income. The national reserve, overall, has not been in a deficit position since the inception of the contract in 1960.


Information Systems

     The Company develops and maintains its own information systems. Information systems have played and will continue to play a key role in ongoing plans to continually improve quality, lower costs and increase benefit flexibility for the Company's customers. Trigon's centralized, common database and analytical technologies allow for increasingly more sophisticated methods of managing costs and quality of care. The database includes comprehensive information on virtually all physicians and hospitals and one third of the population in Virginia, which assists Trigon in analyzing the medical and economic performance of providers and the medical and economic experience of specific customer groups and individuals. The Company believes that its information systems are a competitive advantage and are sufficient to meet its current needs and future expansion plans.


     The majority of the Company's hardware has been acquired through staggered operating leases with terms of from two to four years. This allows the Company to take advantage of the declining cost of hardware and new technical capabilities without subjecting itself to residual value risk. The systems run on various platforms, the largest being a Hitachi Data Systems 8724 series mainframe computer.



     The Company uses an integrated set of applications software to support marketing and underwriting, eligibility and billing, electronic claims submission, claims administration, managed care programs and corporate financial management. A combination of custom developed and licensed systems are used to meet the unique needs of different products and markets. An overall systems architecture is maintained to promote consistency of data, processing rules and flexibility. Different systems serving the unique products or markets feed data to a corporate information and decision support system. This decision support system provides a single source of information for all of the Company's data reporting and analytic needs. This includes operational and financial performance, underwriting and marketing analysis, utilization management and actuarial reporting.


Competition


     The health care industry is highly competitive both in Virginia and in other states in the southeastern and mid-Atlantic United States into which the Company principally intends to expand. Managed care companies, including large, well-capitalized companies which market managed care products nationwide, have targeted the southeastern and mid-Atlantic regions of the United States as being favorable for expansion, and have begun entering Virginia and markets targeted by Trigon in increasing numbers. In some cases, new market entrants, as well as existing health care companies, have competed with the Company for business by offering very favorable pricing terms to customers. This increased pricing pressure has adversely affected the Company's medical loss ratio during 1995 and 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General." The Company is facing this increased competition in the areas in which it is licensed to use the Blue Cross and Blue Shield service marks and tradenames, as well as the areas in which it operates without these service marks and tradenames. In areas outside of its licensed territory, the Company's ability to successfully compete may be adversely affected by its inability to use the Blue Cross and Blue Shield service marks and tradenames, by the presence of competitors that are able to use such service marks and tradenames in the areas, and by the Company's lack of substantial market share or established provider networks in these areas. The Company also faces competition from a trend among health care providers to combine and form their own networks in order to contract directly with employer groups and other prospective customers to provide health care services. There is no assurance that such overall increased competition will not exert strong pressures upon Trigon's profitability, its ability to increase enrollment or its ability to successfully pursue growth in areas both within and outside of Virginia.

     The Company believes that it has effectively integrated its managed care programs into its traditional business, principally through its PPO and HMO networks and products. The trend in the health care industry is toward both vertical and horizontal integration coupled with significant levels of managed care, principally through HMOs. In the Company's principal geographic market areas, HMOs have a smaller share of the health care market than in other areas of the country, but the Company believes that HMOs will capture an increasing share of the health care market. The Company believes that it will be necessary to expand significantly its market share in the HMO market, in part by successfully transitioning its PAR and PPO members into HMOs, if it is to succeed in retaining a high overall market share in its existing geographic markets. There can be no assurance that the Company will succeed in significantly expanding its market share in HMOs.

Investments


     The Company's investment policies are designed to provide liquidity to meet anticipated payment obligations and preserve capital within acceptable levels of risk. The Company believes that concentration of investments in any one asset class is unwise due to constantly changing interest rates, market and economic conditions. A portion of the portfolio has been designated to meet the operating and liquidity needs of the Company. The liquidity portfolio is invested in short- to intermediate-term fixed income instruments with an average portfolio duration of three years or less and an average quality of AA or higher. Additional funds not required for liquidity needs are invested by external money managers in fixed income and equity securities with the dual objective of generating income and safeguarding principal. The long-term fixed income portfolio is invested in governmental and corporate securities, both domestic and international, with a minimum average quality rating of AA or higher. The equity portfolio contains readily marketable investment securities (domestic and international) ranging from small growth to well-established Fortune 500 companies. The Company expects to reduce its equity portfolio from 27.4% at September 30, 1996 to approximately 15% of the total portfolio in the first quarter of 1997. The Company currently plans to maintain the equity portfolio at levels generally no greater than 15%. As a result of this change, the Company expects greater than normal realized gains in the first quarter of 1997 and thereafter lower realized gains and a more consistent contribution to income from the investment portfolio.



     Each external manager invests within certain guidelines established by the Company designed to fit into the overall investment strategy. These guidelines establish minimum quality and diversification requirements which, among other things, provide that no more than 5% of the individual manager's portfolio may be invested in securities of a single issuer. In addition, for those managers investing in international securities, there are additional guidelines to provide limitations on exposure to any one currency. At September 30, 1996, 45.1% of the portfolio was invested to meet the liquidity needs of the Company with an additional 27.5% in long-term fixed income (including derivative instruments) and 27.4% in equity portfolios. At September 30, 1996, 8.1% of the fixed income portfolio and 49.9% of the equity portfolio was invested internationally. The exposure to securities denominated in any one currency (other than U.S. dollars) was less than 5.0% at September 30, 1996.



     At September 30, 1996 the investment portfolio was comprised of the following (in thousands):



                                                       Estimated       Percent of
                                                       Fair Value      Portfolio
                                                     --------------    ----------
Fixed Income:
  Domestic:
     U.S. Treasury securities and obligations of
       U.S. government agencies...................     $  117,112          10.6%
     Mortgage-backed obligations of U.S.
       government agencies........................         40,423           3.7
     Other mortgage-backed and asset-backed
       securities.................................        284,688          25.8
     Domestic corporate bonds.....................        140,994          12.8
     Short-term debt securities with maturities of
       less than one year.........................        149,359          13.6
  Foreign:
     Debt securities issued by foreign
       governments................................         48,424           4.4
     Foreign corporate bonds......................          6,484           0.6
     Short-term debt securities with maturities of
       less than one year.........................          9,751           0.9
                                                     --------------    ----------
       Total fixed income.........................        797,235          72.4
                                                     --------------    ----------

                                                       Estimated       Percent of
                                                       Fair Value      Portfolio
                                                     --------------    ----------
Equities:
  Domestic equity securities......................        151,102          13.7
  Foreign equity securities.......................        150,716          13.7
                                                     --------------    ----------
       Total equities.............................        301,818          27.4
Derivative Instruments............................          2,238           0.2
                                                     --------------    ----------
       Total investments..........................     $1,101,291         100.0%
                                                     --------------    ----------
                                                     --------------    ----------



     As of September 30, 1996, the composition of the Company's fixed income investment securities by rating is as follows (in thousands):



                                                       Estimated       Percent of
                    Rating (1)                         Fair Value        Total
--------------------------------------------------   --------------    ----------

AAA...............................................      $476,468           59.8%
AA................................................        33,636            4.2
A.................................................       105,580           13.2
BBB...............................................       144,087           18.1
BB................................................        32,393            4.1
B.................................................         5,071            0.6
CCC or lower......................................             0            0.0
Not rated.........................................             0            0.0
                                                     --------------    ----------
     Total........................................      $797,235          100.0%
                                                     --------------    ----------
                                                     --------------    ----------


---------------

(1) Ratings are assigned primarily by Standard & Poor's Corporation when available, with the remaining ratings assigned by Moody's Investor Service, Inc.


     At September 30, 1996, $215.4 million, or 19.6% of the Company's investment portfolio, was invested internationally. This amount includes $21.9 million invested in U.S. dollar-denominated investment funds that are invested in international investment securities. The geographic concentration of the Company's foreign investments was as follows at September 30, 1996 (in thousands):



                                             Percent
                                               of
                                              Total         Percent of        Estimated Fair
                 Country                    Portfolio    Foreign Portfolio        Value
-----------------------------------------   ---------    -----------------    --------------

Japan....................................       4.3%             21.9%           $ 47,142
U.S. Dollar-denominated investment funds
  (1)....................................       2.0              10.2              21,930
United Kingdom...........................       1.9               9.8              21,016
France...................................       1.6               8.3              17,982
Germany..................................       1.6               8.1              17,503
Netherlands                                     1.3               6.8              14,704
Canada...................................       1.3               6.7              14,490
All others...............................       5.6              28.2              60,608
                                            ---------        --------         --------------
     Total...............................      19.6%            100.0%           $215,375
                                            ---------        --------         --------------
                                            ---------        --------         --------------


---------------


(1) Represents investments in six U.S. dollar-denominated investment funds which invest primarily in investment securities of non-U.S. companies.



     The Company enters into foreign currency forward transactions and foreign currency options to manage its exposure to fluctuations in foreign currency exchange rates. The forward contracts involve the exchange of one currency for another at a future date and typically have maturities of six months or less. At September 30, 1996, the Company had forward exchange contracts outstanding to purchase approximately $25.8 million in foreign currencies and to sell approximately $12.3 million in foreign currencies (primarily German Mark, Japanese Yen, Danish Krone, Swedish Krona and British Pound). The gross unrealized gains and losses related to these contracts at September 30, 1996 aggregated $447,848 and $211,436, respectively. The foreign currency options involve purchased options to sell $35.9 million of foreign currencies (Japanese Yen and German

Mark) at set prices. These options expire within twelve months. The gross unrealized gains and losses related to these options at September 30, 1996 aggregated $1,741,287 and $11,360, respectively.



     The Company has no investment in real estate or mortgage loans, other than through mortgage-backed securities. The Company does not enter into any derivative instruments other than the forward currency contracts, foreign currency options, and covered call options.


Regulation


     Healthcare Reform. During 1996, the Congress passed and the President signed into law the Health Insurance Portability and Accountability Act of 1996, and new federal mandates concerning mental health parity and maternity stays. Among other things, the new insurance reform law addresses group and individual market reforms (increasing the portability of health insurance), permits medical savings accounts on a trial basis, and increases the deductibility of health insurance for the self-employed. Although this legislation was recently adopted, the Company does not believe it will have a material adverse impact on its operations. In addition, many states, including states in which the Company does business, have enacted or are considering various health care reform statutes. The Virginia General Assembly has initiated health insurance market reform measures with the general objective of encouraging greater access to health insurance for small group employers and individuals. Those health insurance market reforms require all insurer and HMO carriers doing business in the small group employer market (employers with 2-99 employees) to limit waiting period restrictions for preexisting conditions to 12 months, to give credit for prior coverage, to guarantee the renewability of small employer group plans and to require whole group underwriting of small employer groups which would prohibit the exclusion from coverage or the charge of additional premiums for eligible employees or dependents because of health status.


     The reforms also require all insurers and HMOs doing business in the primary small group market (employers with 2-25 employees) to offer and make available both an essential and a standard benefit plan to primary small group employers in addition to other insurance plans which they now market. Rating requirements apply to the two benefit plans, which will allow carriers to use the demographic risk classification factors of age, gender and geographic area. Variations in premiums charged by a small employer carrier based on claim experience, health status and duration are limited to a range of 20% above or 20% below the community rate filed by the carrier, defined as the average rate charged for the same or similar coverage to all of that carrier's primary small employer group business.

     In addition, legislative reform in the individual health insurance market requires that all insurers and HMOs doing business in the individual market in Virginia limit the waiting period for preexisting conditions to 12 months, that credit toward waiting periods be given for prior coverage and that every individual insurance policy provide for renewability of coverage subject to certain exceptions.

     Based on the Company's experience in both the small group and individual markets, its experience with existing reform measures in the small group employer market, and the accumulated actuarial data, the Company believes that those insurance reform measures will have no material adverse effect on the results of its operations. There can be no assurance, however, that additional regulatory initiatives will not be undertaken in the future, either at the federal or state level, to engage in structural reform of the health care industry in order to reduce the escalation in health care costs or to make health care more accessible. Such reform, if it occurs, could adversely affect Trigon's results of operations or financial condition.

     HMO Regulation. Virginia BCBS has six HMO subsidiaries, three of which are federally qualified HMOs. All of Virginia BCBS' HMO subsidiaries are licensed by the Commonwealth of Virginia and are subject to regulation and review by the State Corporation Commission, with which they must file periodic reports. In addition, one of the HMO subsidiaries is licensed by and subject to regulation and review by the State of Maryland, with which it must file periodic reports. Among the areas regulated by Virginia and Maryland law are policy forms, market conduct, quality assurance, covered benefits, contracts between the HMO and its health care providers, the HMO's financial condition, including net worth requirements, and the geographic service area of an HMO.

     In addition, Virginia BCBS' federally qualified HMOs are also subject to regulation and review by the U.S. Department of Health and Human Services and certain other federal authorities, with which they must file periodic reports. Areas covered by federal law are similar to those covered by state law and regulation.

     Insurance Holding Company Regulation. Trigon Healthcare will not be regulated as an insurance company, but as the direct or indirect owner of all the capital stock of Trigon Insurance, Monticello Life Insurance Company and Mid-South, will be regulated as an insurance holding company and subject to the insurance holding company acts of Virginia, Wisconsin and North Carolina, the states in which the insurance company subsidiaries are domiciled. These acts contain certain reporting requirements as well as restrictions on transactions between an insurer and its affiliates. The Virginia insurance holding company laws and regulations generally require insurance companies within an insurance holding company system to register with the State Corporation Commission, and to file with the State Corporation Commission certain reports describing capital structure, ownership, financial condition, certain intercompany transactions and general business operations. In addition, various notice and reporting requirements generally apply to transactions between insurance companies and their affiliates within an insurance holding company system, depending on the size and nature of the transactions. Virginia insurance holding company laws and regulations require prior regulatory approval or, in certain circumstances, prior notice of, certain material intercompany transfers of assets as well as certain transactions between insurance companies, their parent holding companies and affiliates.

     Additionally, holding company acts (including those of Virginia, Wisconsin and North Carolina) restrict the ability of any person to obtain control of an insurance company without prior regulatory approval. Under Virginia insurance holding company laws and regulations, the acquisition of control of a Virginia insurer or a person controlling a Virginia insurer, including Trigon Healthcare, requires the prior approval of the State Corporation Commission. Without such approval (or an exemption), no person may acquire any voting security of an insurance holding company which controls a Virginia insurance company, or merge with such a holding company, if as a result of such transaction such person would "control" the insurance holding company. "Control" is defined as the direct or indirect power to direct or cause the direction of the management and policies of a person and is presumed to exist if a person directly or indirectly owns or controls 10% or more of the voting securities of another person.


     Insurance Company Regulation. Virginia BCBS and its subsidiaries are subject to the insurance laws and regulations of the Commonwealth of Virginia, the domiciliary state of the Company and its subsidiaries (except Monticello Life Insurance Company which is domiciled in Wisconsin and Mid-South which is domiciled in North Carolina and are subject to the laws and regulations of those states; however, Monticello Life Insurance Company is seeking regulatory approval to redomicile to Virginia). In addition, the Company and its subsidiaries are subject to the insurance laws and regulations of the other jurisdictions in which the Company and its subsidiaries are licensed or authorized to do business. These insurance laws and regulations generally give state regulatory authorities broad supervisory, regulatory and administrative powers over insurance companies and insurance holding companies with respect to most aspects of their insurance businesses. This regulation is intended primarily for the benefit of the policyholders and members of insurance companies and not investors. Regulatory authorities exercise extensive supervisory power over health and life insurance companies with respect to the licensing of insurance companies; the approval of forms and insurance policies used; the nature of, and limitations on, an insurance company's investments; the periodic examination of the operations of insurance companies; the form and content of annual statements and other reports required to be filed on the financial condition of insurance companies; and the establishment of capital requirements for insurance companies. Trigon is required to file periodic statutory financial statements in each jurisdiction in which it is licensed. Additionally, Trigon is periodically examined by the insurance departments of the jurisdictions in which it is licensed to do business. Some states impose surcharges on all insurance companies operating in the state except for the Blue Cross plan or plans operating there. The Company does not believe that these surcharges will materially affect its ability to expand outside of Virginia because the surcharges have generally not been imposed in the states in which the Company principally intends to expand and, if imposed, would likely apply equally to all non-Blue Cross companies operating in the state.


     Risk-Based Capital Requirements. In 1994, Virginia adopted new statutory risk-based capital ("RBC") requirements for health and other insurance companies. Such requirements are intended to assess the capital adequacy of life and health insurers, taking into account the risk characteristics of an insurer's investments and products. The formula for calculating such RBC requirements, set forth in instructions adopted by the NAIC, is designed to take into account asset risks, insurance risks, interest rate risks and other relevant risks with respect to an individual insurance company's business. Under these laws, an insurance company must submit a report of its RBC level to the State Corporation Commission as of the end of the previous calendar year.

     The Virginia RBC requirements categorize insurance companies according to the extent to which they meet or exceed certain RBC thresholds. The law requires increasing degrees of regulatory oversight and intervention as an insurance company's RBC declines. These degrees of regulatory action are triggered by the RBC level of an insurance company as follows: (i) a "Company Action Level Event" (requiring the insurance company to inform and obtain approval from the Virginia Insurance Commissioner of a comprehensive financial plan for increasing its
RBC), which would occur if, among other things, an insurance company's RBC falls below 200% of its authorized control level RBC requirement, or if an insurance company's RBC falls below 250% of its authorized control level RBC requirement and has a negative trend; (ii) a "Regulatory Action Level Event" (resulting in, in addition to the requirement of a financial plan, regulatory actions including examination of an insurance company's assets, liabilities and operations followed by an order specifying such corrective actions as the Virginia Insurance Commissioner determines to be appropriate), which would occur if, among other things, an insurance company's RBC falls below 150% of its authorized control level RBC requirement; (iii) an "Authorized Control Level Event" (resulting in, in addition to the regulatory actions specified above, such actions as are necessary to cause an insurance company to be placed under regulatory control in a rehabilitation or liquidation proceeding if deemed to be in the best interests of policyholders, creditors and the public), which would occur if, among other things, an insurance company's RBC falls below 100% of its authorized RBC level; and (iv) a "Mandatory Control Level Event" (resulting in, on a mandatory basis, such actions as are necessary to cause an insurance company to be placed under regulatory control in a rehabilitation or liquidation proceeding), which would occur if, among other things, an insurance company's RBC falls below 70% of its authorized control level RBC requirement.

     As of December 31, 1995, Virginia BCBS' RBC level as calculated in accordance with the NAIC RBC instructions exceeded all RBC thresholds.


     Restrictions on Dividends. In the event Trigon Healthcare determines to pay dividends, the principal source of funds to pay dividends to stockholders would be dividends received by Trigon Healthcare from its subsidiaries, including Trigon Insurance. Virginia insurance laws and regulations restrict the payment of extraordinary dividends declared by insurance companies, including health care insurers such as Trigon Insurance, in a holding company system. An insurance company is prohibited from paying an extraordinary dividend unless it obtains the approval of the State Corporation Commission. The State Corporation Commission must approve or disapprove the dividend within thirty days after receiving notice of the declaration of the dividend. If the State Corporation Commission does not disapprove the dividend within thirty days, the distribution is considered approved. An extraordinary dividend is one which, together with the amount of dividends and distributions paid by the insurance company during the immediately preceding 12 months, exceeds the lesser of (i) 10% of the insurance company's surplus to policyholders as of the preceding December 31st or (ii) the insurance company's net income (not including realized capital gains) for the preceding calendar year. Further, an insurance company may not pay a dividend unless, after such payment, its surplus to policyholders is reasonable in relation to its outstanding liabilities and adequate to meet its financial needs. The State Corporation Commission may bring an action to enjoin or rescind the payment of any dividend or distribution that would cause the insurance company's statutory surplus to be unreasonable or inadequate.



     Assuming that the Demutualization had occurred on December 31, 1995 and not giving effect to the Offerings, Trigon Insurance would have had statutory surplus of $478.2 million. The maximum amount available during 1996 for payment of dividends by Trigon Insurance to Trigon Healthcare without the prior approval of the State Corporation Commission would have been $47.8 million. The Company expects that this amount will be substantially less for 1997 as a result of lower expected statutory earnings for 1996.


     Wisconsin, Monticello Life Insurance Company's domiciliary state, and North Carolina, Mid-South's domiciliary state, similarly restrict the payment of dividends by their domiciliary insurance companies.

     Assessments Against Insurers. Under insolvency or guaranty association laws in most states, insurance companies can be assessed for amounts paid by guaranty funds for policyholder losses incurred by insolvent insurance companies. Most state insolvency or guaranty association laws, including Virginia's, currently provide for assessments based upon the amount of premiums received on insurance underwritten within such state (with a minimum amount payable in some states where Monticello Life Insurance Company and Mid-South are licensed even if no premium is received). Substantially all of Virginia BCBS' premiums are currently derived from insurance underwritten in Virginia.

     Under the Virginia Life, Accident and Sickness Insurance Guaranty Association (the "Association") Act, assessments against insurance companies which issue policies of accident or sickness insurance, such as Virginia BCBS, are made retrospectively and are based (up to prescribed limits) upon the ratio of (i) the insurance company's premiums received in Virginia over the previous three calendar years on accident and sickness insurance, to (ii) the aggregate amount of premiums received by all assessed member insurance companies over such three calendar years on accident and sickness insurance. The guaranty fund and assessments made under the act are administered by the Association, which has its own board of directors selected by member insurers with the approval of the State Corporation Commission. An assessment may be abated or deferred by the Association if, in the opinion of the board, payment would endanger the ability of the member to fulfill its contractual obligations, but the other member insurers may be assessed for the amount of such abatement or deferral. Any such assessment paid by a member insurance company may be offset against its premium tax liability to the Commonwealth of Virginia in each succeeding year in an amount not to exceed 0.05 (one twentieth) of one percent of the member's direct gross premium income for the class of insurance for which the insurer is assessed. The amount and timing of any future assessments, however, cannot be reasonably estimated and are beyond the control of the Company.


     Virginia's Open Enrollment Program. The Commonwealth of Virginia has an open enrollment program, pursuant to which Virginia BCBS is required to offer comprehensive accident and sickness insurance contracts to individuals and to groups of fewer than 50 members without imposition of certain underwriting criteria that would deny coverage on the basis of medical condition, age or employment status. As an incentive for participating in the open enrollment program, Virginia BCBS pays Virginia premium tax of three-fourths of one percent (0.75%) on premiums received from accident and sickness insurance, (other than insurance issued to certain small employers) rather than the general Virginia premium tax of two and one fourth percent (2.25%). This general Virginia premium tax applies to accident and sickness insurance premiums received by Virginia BCBS from certain small employers. To withdraw from the open enrollment program, Virginia BCBS would be required to give 24 months advance notice of withdrawal to the State Corporation Commission. Trigon Healthcare's present intention is to maintain Trigon Insurance's participation in the open enrollment program indefinitely. Over the last five years, the loss suffered by Virginia BCBS on the health care insurance policies issued by it under its open enrollment program to uninsurable risks has been covered by the premium tax reduction received by it for participating in the open enrollment program. There can be no assurance that any losses suffered by Virginia BCBS on the health care insurance policies issued by it under the open enrollment program would continue to be aligned with this premium tax reduction.


     Bankruptcy and Insolvency. In the event of a default on any debt incurred by Trigon Healthcare or the bankruptcy of Trigon Healthcare, the creditors and stockholders of Trigon Healthcare would have no right to proceed against the assets of Trigon Insurance or any other subsidiary of Trigon Healthcare. If Trigon Insurance were subject to a rehabilitation or liquidation proceeding, such proceeding would be brought by the State Corporation Commission which would act as the receiver with respect to such insurance company's property and business. All creditors of Trigon Insurance, including, without limitation, members and, if applicable, the various state guaranty associations, would be entitled to payment in full from such assets before Trigon Healthcare, as a stockholder, would be entitled to receive any distributions therefrom.

The Blue Cross Blue Shield License


     In connection with the Demutualization, Trigon Healthcare and BCBSA will enter into a new license agreement, pursuant to which the Company and its subsidiaries have, and will continue to have after the Demutualization, the exclusive right to use certain Blue Cross and Blue Shield service marks and tradenames for all of their plans and products throughout Virginia other than a small portion of the northern Virginia suburbs adjacent to Washington, D.C. The license requires a fee to be paid to BCBSA equal to total association expenses allocated to members based upon enrollment and premium. BCBSA is a national trade association of Blue Cross and Blue Shield licensees, the primary function of which is to promote and preserve the integrity of the Blue Cross and Blue Shield name and service marks as well as provide certain coordination among plan and provider services. BCBSA has 62 primary licensee members, each of which holds exclusive rights to use the Blue Cross and/or Blue Shield name and service mark in specific geographic areas, subject to annual licensing fees and certain other guidelines. Each BCBSA licensee is an independent legal organization and is not responsible for obligations of other BCBSA member organizations. Trigon uses other BCBSA licensees to provide certain health care services to its members outside Virginia and provides service in Virginia to customers of other BCBSA licensees.


     The Company has no right to use the Blue Cross and Blue Shield service marks and tradenames outside of its designated territory within the Commonwealth of Virginia. The Company and its subsidiaries intend to conduct their businesses outside of Virginia under the name "Trigon" without reference to the Blue Cross and Blue Shield service marks and tradenames.

     The Company's license from BCBSA will terminate if any person, without the prior approval of a majority of the disinterested members of BCBSA, acquires securities representing 20% or more of the voting control of the Company. In addition, BCBSA may terminate the license if any person acquires securities representing 5% or more of the outstanding voting stock of the Company, BCBSA concludes that such stock ownership is detrimental to the Blue Cross and Blue Shield service marks and tradenames and a supermajority of the disinterested members of BCBSA vote for termination.


     Trigon Healthcare's Articles will contain certain provisions which are intended to prevent any holder from acquiring shares in excess of the limits set forth in the Company's license agreement. See "Description of Common
Stock -- Certain Provisions of the Charter and Plan." However, there can be no assurance that a court would enforce these provisions, or that if these provisions were not enforced that the Company would retain the license from BCBSA. If the BCBSA license were to be terminated, there would be a material adverse effect on the Company's business and operations, which the Company does not believe it can meaningfully quantify.

     In June 1996 the license agreements between BCBSA and its licensees, including the Company, were amended to prohibit a licensee from entering into certain transactions which would result in an unlicensed entity obtaining control of the licensee or acquiring a substantial portion of the licensee's assets related to services provided under the Blue Cross or Blue Shield service marks. The license agreements were also amended to require that a licensee pay to BCBSA a specific amount upon termination of the license agreement, subject to certain limited exceptions. The amount payable upon termination of the license agreement is equal to $25 multiplied by the number of the licensee's members receiving products or services sold or administered under the Blue Cross or Blue Shield service marks, subject to reduction to the extent the payment of such fee would cause such licensee to fall below certain capital requirements established by the BCBSA.


Rating

     Virginia BCBS is presently assigned a claims paying ability rating of "AA-(Excellent)" by Standard & Poor's Rating Group. Standard & Poor's ratings are based on an analysis of the financial condition and operations of an insurance company and its ability to pay future claims. Such ratings are not directed to the protection of investors and are subject to review and change over time.

Properties


     The Company is headquartered in Richmond, Virginia, where it owns a four-story building with 265,000 square feet. The Company also owns an office facility and warehouse in Roanoke, Virginia with 201,000 square feet and an office facility in Fayetteville, North Carolina with 71,000 square feet. The Company leases an additional 454,000 square feet at various other locations in Richmond, Virginia. The Company also leases space at two other facilities in Roanoke, Virginia comprising 52,000 square feet.


     The Company leases 57,000 square feet for regional offices throughout Virginia and 55,000 square feet for office space in Maryland, North Carolina, Oregon, Illinois, Florida, West Virginia, Indiana, Pennsylvania, Missouri, New Jersey, Texas and South Carolina.

Employees


     As of September 30, 1996, the Company had 4,173 full-time employees. The employees are primarily located in Richmond and Roanoke, Virginia, with employees also located in Maryland, Missouri, New Jersey, Texas, North Carolina, South Carolina, Oregon, Illinois, Florida, West Virginia, Indiana and Pennsylvania. The Company believes that its relationship with its employees is good. No employees are subject to collective bargaining agreements.


Service Marks

     The Company has registered and maintains several service marks, trademarks and tradenames at the federal level, in the Commonwealth of Virginia and in certain other states. "Trigon," "Keycare" and "HealthKeepers" are included among these marks. Although the Company considers its registered service marks, trademarks and tradenames important in the operation of its business, the business of the Company is not dependent on any individual service mark, trademark or tradename. For a discussion of the Company's license to use certain Blue Cross and Blue Shield service marks and tradenames, see "The Blue Cross Blue Shield License."

                               LEGAL PROCEEDINGS


     In November 1993, the Company met with officials from the United States Department of Labor (the "DOL") in response to the DOL's request for information concerning the Company's policies on passing through the benefits of provider discounts to self-funded employer groups whose health care plans are subject to the Employee Retirement Income Security Act ("ERISA") and are administered by the Company. The DOL advised the Company that the inquiry was part of a larger review of Blue Cross and Blue Shield organizations that provide services to self-funded plans. The Company responded in March and April 1994 to informal requests from the DOL seeking additional information on the Company's handling of provider discounts. In September 1995, the DOL notified the Company that the DOL is of the view that the Company's retention of provider discounts during the period from 1990 through 1993 and its failure to disclose the amount of these discounts violated the applicable provisions of ERISA. The amount of the provider discounts retained during this period is approximately $58.6 million. Under applicable provisions of ERISA, the DOL may also assess a civil penalty equal to 20% of any amounts recovered as a result of an ERISA violation. No lawsuit has been filed by the DOL and the Company intends to continue discussions with the DOL about this matter. The Company and the DOL have entered into a tolling agreement with respect to this matter pursuant to which the parties have agreed that no litigation will be instituted before February 1, 1997 and the applicable statute of limitations will be tolled until May 1, 1997. The Company believes that its handling of provider discounts has been in accordance with the terms of its agreements with self-funded employer groups and applicable ERISA requirements. Due to the early stage of the DOL inquiries, the Company cannot make an estimate of loss, if any (and has not established any liability with respect thereto), or predict whether or not such inquiries will result in a material adverse effect on the Company's results of operations in any particular period. Although the ultimate resolution of this matter cannot be estimated, the Company believes that it should not have a material adverse effect on the Company's financial position.



     The Company is also the defendant in two lawsuits that have been filed by self-funded employer groups in connection with the Company's past practices regarding provider discounts. The suits claim that the Company was obligated to credit the self-funded plans with the full amount of the discounts that the Company negotiated with facilities providing health care to members covered by the plans. One suit seeks $750,000 in compensatory damages plus unspecified punitive damages. The other suit seeks $1.1 million in damages. The Company is also presently the subject of 16 other claims by self-funded employer groups related to the Company's past practices regarding provider discounts, some of which involve larger amounts of withheld discounts. The Company is communicating with these groups, and lawsuits have not been filed in connection with these claims. The Company believes that additional discount-related claims may be made against it. Although the ultimate outcome of such claims and litigation cannot be estimated, the Company believes that the discount-related claims and litigation brought by these self-funded employer groups will not have a material adverse effect on the financial condition of the Company. Due to the early stages of these claims and litigation, however, the Company cannot make an estimate of loss, if any, or predict whether or not such claims and litigation will result in a material adverse effect on the Company's results of operations in any particular period.



     The Company and certain of its subsidiaries are involved in various other legal actions occurring in the normal course of its business. While the ultimate outcome of such litigation cannot be predicted with certainty, in the opinion of Company management, after consultation with counsel responsible for such litigation, the outcome of those actions is not expected to have a material adverse effect on the financial condition of the Company. In general, the Company believes that the increase in the managed care content of its products has not materially affected its exposure to litigation relating to health care coverage provided to its members.

                                   MANAGEMENT

Directors and Executive Officers


     The following table sets forth certain information as of December 31, 1996 concerning the directors and executive officers of the Company.



Name                                 Age   Position
--------------------------------     ----  ----------------------------------------------------------
Norwood H. Davis, Jr.                 56   Chairman of the Board of Directors and Chief Executive
                                             Officer
Lenox D. Baker, Jr., M.D.             55   Director
James K. Candler                      61   Director
John Cole, Jr., M.D.                  64   Director
John L. Colley, Jr., Ph.D.            66   Director
Robert M. Freeman                     55   Director
William R. Harvey, Ph.D.              55   Director
Elizabeth G. Helm                     65   Director
Gary A. Jobson                        46   Director
Frank C. Martin, Jr.                  64   Director
Donald B. Nolan, M.D.                 56   Director
William N. Powell                     52   Director
J. Carson Quarles                     60   Director
R. Gordon Smith                       58   Director
Jackie M. Ward                        58   Director
Stirling L. Williamson, Jr.           61   Director
Phyllis L. Cothran                    49   President and Chief Operating Officer
Ronald H. Bargatze                    46   Executive Vice President and Chief Operating Officer,
                                             Integrated Health Systems of Virginia BCBS
John C. Berry                         59   Executive Vice President and Chief Operating Officer,
                                             Government and Individual Business of Virginia BCBS
Manuel Deese                          55   Executive Vice President and Chief Operating Officer,
                                             Major Accounts of Virginia BCBS
Elmond A. Kenyon                      48   Senior Vice President, Local Markets of Virginia BCBS
Paul F. Nezi                          49   Senior Vice President, Marketing and Underwriting of
                                             Virginia BCBS
Thomas G. Snead, Jr.                  43   Treasurer and Chief Financial Officer of Trigon
                                             Healthcare; Senior Vice President and Chief Financial
                                             Officer of Virginia BCBS
J. Christopher Wiltshire              42   Secretary of Trigon Healthcare; Senior Vice President,
                                             General Counsel and Corporate Secretary of Virginia BCBS



     The Company's Board of Directors is divided into three classes, designated Class I, Class II and Class III. John Cole, Jr., M.D., Robert M. Freeman, Elizabeth G. Helm, Jackie M. Ward and Stirling L. Williamson, Jr. are Class I directors, with their terms expiring at the Company's Annual Meeting of Stockholders (the "Annual Meeting") in 1999. Lenox D. Baker, Jr., M.D., John L. Colley, Jr., Norwood H. Davis, Jr., Frank C. Martin, Donald B. Nolan, M.D. and
R. Gordon Smith are Class II directors, with their terms expiring at the Annual Meeting in 1997. James K. Candler, William R. Harvey, Gary A. Jobson, William N. Powell and J. Carson Quarles are Class III directors, with their terms expiring at the Annual Meeting in 1998. Directors of each Class serve until their successors are duly elected and qualified. Pursuant to the Plan of Demutualization, the Company will cause one nominee from a list submitted by the Virginia Attorney General and one nominee from a list submitted by the Joint Rules Committee of the Virginia General Assembly to be elected directors of the Company before or within seven days after the effective date of the Demutualization. These two nominees are Hunter B. Andrews and Hubert R. Stallard. These two nominees will be elected as Class II directors and nominated for election by the Company's stockholders at the Annual Meeting in 1997. In order to keep the number of directors in each class as even as possible in accordance with applicable Virginia law, Mr. Smith will be redesignated as a Class III director and Mr. Davis will be redesignated as a Class I director.

Employment History of Directors and Executive Officers


     NORWOOD H. DAVIS, JR. joined the Company in 1968, and was elected to the Board of Directors in 1975. Since 1989, he has served as Chairman of the Board and Chief Executive Officer of Virginia BCBS. He became Chairman of Trigon Healthcare in June 1995. Mr. Davis is a director of Signet Banking Corporation (Richmond) and Hilb, Rogal & Hamilton Co. (Richmond).


     LENOX D. BAKER, JR., M.D. was elected to the Board in 1985. He has been a Norfolk cardiac and thoracic surgeon, and has been affiliated with Mid-Atlantic Cardiothoracic Surgeons, Ltd., since 1979. He is also chief of the Division of Cardiac and Thoracic Surgery at Sentara Hospitals, and an assistant professor of surgery at the Medical College of Hampton Roads. Dr. Baker is President of the Medical Staff at Sentara Norfolk General Hospital.

     JAMES K. CANDLER was elected to the Board in 1984. He has been President and owner of Candler Oil Company in Lynchburg since 1960. Mr. Candler is a director of Central Health, Inc. and First Federal Savings Bank of Lynchburg.

     JOHN COLE, JR., M.D. was elected to the Board in 1972 and is a past Chairman. He is a Roanoke ear, nose, and throat specialist, and has been President of Roanoke Ear, Nose and Throat Clinic, Inc. since 1990, prior to which he held the position of Vice President beginning in 1975.

     JOHN L. COLLEY, JR., PH.D. was elected to the Board in 1981. He is a past Chairman. Dr. Colley has been the Almand R. Coleman Professor of Business Administration at the University of Virginia's Darden School of Business Administration since 1967.


     ROBERT L. FREEMAN was elected to the Board in 1993. He has been Chairman of Signet Banking Corporation since 1990 and served as Chief Executive Officer from April 1989 to May 1996. Mr. Freeman is a director of MasterCard International and Crown Central Petroleum.


     WILLIAM R. HARVEY, PH.D. was elected to the Board in 1992. He has been President of Hampton University in Hampton, Virginia, since 1978 and owner of the Pepsi-Cola Bottling Company, Houghton, Michigan since 1986. Dr. Harvey is a director of Signet Banking Corporation.

     ELIZABETH G. HELM was elected to the Board in 1993. She has been President of Glaize Developments, Inc. in Winchester, Virginia, since 1980. Ms. Helm is a director of Signet Banking Corporation and Shenandoah Life Insurance Company.


     GARY A. JOBSON was elected to the Board in 1987. He has been a marketing and product development consultant through his company, Maritime Productions since 1978. He is a director of the Blakeslee Group and Sunfish/Laser, Inc.


     FRANK C. MARTIN, JR. was elected to the Board in 1975. He is Chairman, Founder, and since 1970 has been Chief Executive Officer of Martin Research, Inc., in Roanoke, Virginia.

     DONALD B. NOLAN, M.D. was elected to the Board in 1983. He has been a practicing neurologist in the Roanoke, Virginia area since 1971, and is currently affiliated with the Roanoke Neurological Associates and is Director of the Electro-Diagnostic Laboratory at Roanoke Memorial Hospital.

     WILLIAM N. POWELL was elected to the Board in 1980. He has been President of Salem Tools, Inc. since 1981, and is a director of Central Fidelity Bank (regional) and the Mechanical Development Company, Inc.

     J. CARSON QUARLES was elected to the Board in 1977. He has been Chairman of the Board of Friendship Manor, Inc. in Roanoke, Virginia since 1981. At the end of 1994 he retired from an eight-year term as President of the Southwestern Region of Central Fidelity Bank.

     R. GORDON SMITH was elected to the Board in 1995. He has been a partner with McGuire, Woods, Battle & Boothe, L.L.P. in Richmond, Virginia since 1969. Mr. Smith serves on the board of Scott & Stringfellow Financial, Inc.


     JACKIE M. WARD was elected to the Board in 1993. She is a founder and has served as Chief Executive Officer of Atlanta-based Computer Generation Incorporated since 1970. Ms. Ward serves on the boards of NationsBank, Matria Healthcare, Inc. and SCI Systems Inc.


     STIRLING L. WILLIAMSON, JR. was elected to the Board in 1979. He has been President of S.L. Williamson Company, Inc. in Charlottesville, Virginia since 1971. Mr. Williamson is a director of Jefferson National Bank.

     PHYLLIS L. COTHRAN joined the Company in 1972. She held various positions in the Finance Department prior to becoming the Chief Financial Officer in 1981. She was elected to her current position as President and Chief Operating Officer of Virginia BCBS in November 1990. She became President of Trigon Healthcare in June 1995. Ms. Cothran serves as a director of Ethyl Corporation, Tredegar Industries, Inc. and Central Fidelity Banks, Inc.


     RONALD H. BARGATZE has held a variety of positions since joining the Company in 1974. From 1987 to 1990 he served as Vice President of Consolidated Healthcare, Inc. until being named Senior Vice President and Chief Operating Officer of the Small Business Unit of the Company in 1990. He became Executive Vice President for Operations Support and Chief Operating Officer of the Small Business Unit in 1992, and was appointed to his current position of Executive Vice President and Chief Operating Officer of Integrated Health Systems in April 1994.


     JOHN C. BERRY joined the Company in 1987. He served as Chief Operating Officer of Government and Individual Business from 1987 through 1989 and as Senior Vice President and Chief Operating Officer of Government and Individual Business during 1990. In 1991, he was appointed to his current position of Executive Vice President and Chief Operating Officer of Government and Individual Business of Virginia BCBS.



     MANUEL DEESE joined the Company in 1986. He served as Senior Vice President of The Computer Company (a former subsidiary of the Company) from 1986 through 1988, as Chief Benefit Administration and Customer Service Officer during 1988 and 1989, and as Senior Vice President and Chief Operating Officer of Major Accounts during 1990. In 1991, he was appointed to his current position of Executive Vice President and Chief Operating Officer of Major Accounts of Virginia BCBS. Mr. Deese serves on the boards of Central Fidelity Banks, Inc. and American Filtrona Corp.



     ELMOND A. KENYON joined the Company in October 1996 as Senior Vice President, Local Markets of Virginia BCBS. Prior to joining the Company he was employed by CIGNA Corporation since 1986. Since July 1995, he served CIGNA Corporation as Vice President/General Manager, Cigna Health Care of Ohio. From September 1994 to July 1995 he served as General Manager, Cigna Health of Ohio. From June 1990 to September 1994, he served as a CIGNA Regional Marketing and Sales Officer.



     PAUL F. NEZI joined the Company in October 1996 as Senior Vice President, Marketing and Underwriting of Virginia BCBS. Prior to joining the Company, he served as Executive Vice President, Marketing Sales and Product Development of Choice Care in Cincinnati, Ohio since 1993. From 1991 through 1992, he served as Vice President and General Manager for the Advanced Imaging Products group of AM Graphics, a division of AM International in Dayton, Ohio.



     THOMAS G. SNEAD, JR. joined the Company in 1985. He served as Group Financial Officer from 1989 to 1990, when he was appointed to his current position of Senior Vice President and Chief Financial Officer of Virginia BCBS. He became Treasurer and Chief Financial Officer of Trigon Healthcare in June 1995.



     J. CHRISTOPHER WILTSHIRE joined the Company in October 1996 as Senior Vice President, General Counsel and Corporate Secretary of Virginia BCBS. He also became Secretary of Trigon Healthcare in October 1996. Prior to joining the Company, he was employed by the law firm, McGuire, Woods, Battle & Boothe, L.L.P. for 17 years, the last nine of them as partner.



Employment History of Nominees for Director



     HUNTER B. ANDREWS has been an attorney in private practice for more than five years. He was a member of the Virginia State Senate from 1964 to 1996. Mr. Andrews is 75.



     HUBERT R. STALLARD is President and Chief Executive Officer of Bell Atlantic-Virginia, Inc., a position he has held for more than five years. He is a director of NationsBank, N.A., Universal Corporation and Bell
Atlantic-Virginia, Inc. Mr. Stallard is 59.



Ownership of Common Stock by Directors and Executive Officers



     None of the Directors or Executive Officers will individually own any shares of Common Stock as a result of the Demutualization. However, certain Directors are officers or owners of entities that will receive Common Stock in the Demutualization. The aggregate number of such shares is expected to be 45,560 (less than 1% of the Common Stock to be issued in the Demutualization). Information with respect to these shares follows. Mr. Candler is President and owner of Candler Oil Company which is expected to receive 1,718 shares in the Demutualization. Dr. Cole is President of Roanoke Ear, Nose and Throat Clinic, Inc. which is expected to receive 611 shares in the Demutualization. Dr. Harvey is President of Hampton University which is expected to receive 9,245 shares in the Demutualization. Mr. Martin is Chairman and Chief

Executive Officer of Martin Research, Inc. which is expected to receive 488 shares in the Demutualization. Mr. Powell is President of Salem Tools, Inc. which is expected to receive 6,841 shares in the Demutualization. Mr. Quarles is Chairman of the Board of Friendship Manor, Inc. which is expected to receive 7,018 shares in the Demutualization. Mr. Smith is a partner of McGuire, Woods, Battle & Boothe, L.L.P. which is expected to receive 11,098 shares in the Demutualization. Mr. Williamson is President of S.L. Williamson Company, Inc. which is expected to receive 8,541 shares in the Demutualization.


Compensation of Directors

     Directors who are officers or employees of the Company receive no compensation as such for service as members of the Board of Directors or committees thereof. Directors who are not officers or employees of the Company receive a quarterly retainer of $3,500, a quarterly retainer of $250 to serve as a Committee Chairman, a fee of $1,000 for each Board meeting attended, a fee of $250 for attending a Committee meeting on a day on which a Board meeting is also held, a fee of $500 for attending a Committee meeting on a day on which a Board meeting is not held, a fee of $350 for attendance at a Board meeting held by conference call and a fee of $100 for attending other Board related meetings. Fees paid to Directors may be deferred under the Company's non-qualified deferred compensation plan. See "Deferred Compensation."

Compensation Committee Interlocks and Insider Participation

     The Human Resource, Compensation and Employee Benefits Committee of the Board of Directors includes: John L. Colley, Jr., Chairman, Lenox D. Baker, Jr., M.D., William R. Harvey, Elizabeth G. Helm, William N. Powell and Jackie M. Ward. None of the Committee members is or was an officer or employee of the Company. There are executives and directors of the Company that also serve on the Board of Directors of other entities. However, there are no Compensation Committee interlocks between the Company and other entities.

Compensation of Executive Officers


     The following table sets forth the compensation paid by the Company to the chief executive officer and the other four most highly compensated executive officers of the Company for the year ended December 31, 1996.


                           Summary Compensation Table


                                                                                       Long Term
                                                                                      Compensation
                                                                                      ------------
                                                Annual Compensation                     Payouts
                                   ----------------------------------------------     ------------
                                                                     Other Annual         LTIP          All Other
            Name and                         Salary       Bonus      Compensation       Payouts        Compensation
      Principal Position           Year      ($)(1)        ($)          ($)(2)           ($)(3)           ($)(4)
-------------------------------    -----    --------     -------     ------------     ------------     ------------
Norwood H. Davis, Jr.              1996     $650,000     $     0        $9,327          $                $ 32,869
  Chairman & CEO
Phyllis L. Cothran                 1996      370,000           0           658                             15,647
  President & COO
Ronald H. Bargatze                 1996      233,700           0         1,393                             10,967
  Executive VP & COO,
  Integrated Health Systems
Manuel Deese                       1996      211,800           0           828                              8,673
  Executive VP & COO
  Major Accounts
John C. Berry                      1996      200,700           0         1,478                              9,086
  Executive VP & COO
  Government & Individual
  Business


---------------

(1) Includes amounts deferred under the Company's 401(k), 401(k) Restoration and nonqualified deferred compensation plans.


(2) None of the named individuals received perquisites or other personal benefits in excess of the lesser of $50,000 or 10% of the total of their salary and bonus. Each named executive received a 1996 car allowance of $9,400, which is not included above, but does exceed 25% of the aggregate perquisite amount. Includes Medicare tax and related income tax gross-up paid by the Company for named executives on the present value of their vested non-qualified Supplemental

    Executive Retirement Plan benefit earned in 1996 in the amounts of $8,415 for Mr. Davis, $1,248 for Mr. Bargatze, $735 for Mr. Deese, and $1,375 for Mr. Berry. Includes Medicare tax and related income tax gross-up paid by the Company for named executives with respect to Company contributions under the 401(k) non-qualified Restoration Plan in the amounts of $393 for Mr. Davis, $195 for Ms. Cothran, $145 for Mr. Bargatze, $93 for Mr. Deese, and $103 for Mr. Berry. Includes income tax gross-up on spousal travel paid by the Company in the amount of $463 for Ms. Cothran. Includes income tax gross-up paid by the Company on a Company-sponsored non-cash Eagle Award of $519 for Mr. Davis.



(3) Long-term cash award earned in 1996 for the performance period January 1, 1994 through December 31, 1996 is not yet calculable.



(4) Includes matching contributions under the Company's 401(k) and 401(k) Restoration Plans in the amount of $22,050 for Mr. Davis, $13,200 for Ms. Cothran, $10,967 for Mr. Bargatze, $8,673 for Mr. Deese, and $9,086 for Mr. Berry. Includes actuarial equivalent of the benefit to the executive from payment of annual premiums by the Company under a split dollar life insurance program in the amounts of $10,713 for Mr. Davis and $2,447 for Ms. Cothran. Includes above-market interest credited for future payment on deferred compensation in the amounts of $106 for Mr. Davis.



     The Long-Term Incentive Plan Table below provides information concerning estimated award ranges for the cash plan initiated in 1996 based on the performance period January 1, 1996 through December 31, 1998. The Company's Long-Term Incentive Plan is based on 3-year overlapping performance cycles.


          Long-term Incentive Plans -- Awards in Last Fiscal Year (1)


                                                                       Estimated Future Payouts
                             Number of        Performance or       Under Non-Stock Price Based Plans
                          Units or Other       Other Period       -----------------------------------
                              Rights         Until Maturation     Threshold      Target      Maximum
         Name                    #               or Payout            $            $            $
----------------------    ---------------    -----------------    ---------     --------     --------
Norwood H. Davis, Jr.           N/A              1996-1998        $ 130,000     $260,000     $520,000
Phyllis L. Cothran              N/A              1996-1998           64,750      129,500      259,000
Ronald H. Bargatze              N/A              1996-1998           29,213       58,425      116,850
Manuel Deese                    N/A              1996-1998           26,475       52,950      105,900
John C. Berry                   N/A              1996-1998           25,088       50,175      100,350


---------------

(1) Company strategic performance objectives are set in advance of the three-year period and are measured at the end of the period. The current performance objectives focus on earnings and policy growth over the three-year period. The awards are paid in a single lump sum at the end of three years depending on the achievement of specified performance measures. Each three-year cycle provides target awards between 10% and 40% of a participant's salary. Each objective will have a performance range and potential payout from Threshold to Maximum.


     The Plan of Demutualization contains provisions generally prohibiting Virginia BCBS and Trigon Healthcare from adopting any stock-based compensation plan, including any restricted stock, stock option or stock appreciation rights plan, for directors or senior management prior to the effective date of the Plan of Demutualization, and imposes restrictions on stock rights granted before three months after expiration of the six-month lockup period following the Offerings. The Company has accordingly not adopted any stock-based compensation plan for directors or senior management to date, but expects that a stock option or other stock-based compensation plan will be proposed for adoption, subject to any required director and shareholder approvals, in 1997.


Retirement Plan


     The Company sponsors a non-contributory retirement program (the "Retirement Plan") for certain employees that is qualified under Internal Revenue Code (section mark) 401(a) and subject to ERISA. The Company also sponsors the Supplemental Executive Retirement Plan, which provides additional benefits, payable out of general Company assets to certain employees. The benefits are equal to the benefits these employees cannot receive under the qualified retirement program because of Internal Revenue Code limits on benefits and restrictions on participation by highly compensated employees.

     The following table shows the projected annual benefit (not including offsets for primary social security) for the remuneration level and years of credited service indicated that would be payable in the form of a straight life annuity commencing at age 65 under the present benefit formula of the Retirement Plan. The amounts shown include the benefits payable under the Retirement Plan and the Supplemental Executive Retirement Plan.

                             Pension Plan Table (1)

                                       Years of Service
                 ------------------------------------------------------------
Remuneration        15           20           25           30           35
------------     --------     --------     --------     --------     --------
 $  300,000      $ 90,000     $120,000     $150,000     $180,000     $180,000
    350,000       105,000      140,000      175,000      210,000      210,000
    400,000       120,000      160,000      200,000      240,000      240,000
    450,000       135,000      180,000      225,000      270,000      270,000
    500,000       150,000      200,000      250,000      300,000      300,000
    550,000       165,000      220,000      275,000      330,000      330,000
    600,000       180,000      240,000      300,000      360,000      360,000
    650,000       195,000      260,000      325,000      390,000      390,000
    700,000       210,000      280,000      350,000      420,000      420,000
    750,000       225,000      300,000      375,000      450,000      450,000
    800,000       240,000      320,000      400,000      480,000      480,000
    850,000       255,000      340,000      425,000      510,000      510,000
    900,000       270,000      360,000      450,000      540,000      540,000
    950,000       285,000      380,000      475,000      570,000      570,000
  1,000,000       300,000      400,000      500,000      600,000      600,000

---------------


(1) Compensation covered by the retirement plans includes: W-2 earnings, deferred compensation, 401(k) plan and 401(k) Restoration plan contributions and amounts excluded from income under Section 125 of the Code (flexible spending accounts and flex benefit amounts). Under the Retirement Plan's formula, a participant's annual retirement benefit at normal retirement age (65 years) is equal to 60% of the average of the participant's highest five consecutive years' salary in the last ten years, minus 50% of the participant's primary social security benefit, all multiplied by years of credited service and divided by 30. Participants become vested in the plans with five years of credited service. The Pension Plan Table and Summary Compensation Table may be used to estimate pension benefits for each of the named executive officers based on their credited years of service as of December 31, 1996: Mr. Davis, 29 years; Ms. Cothran, 25 years; Mr. Bargatze, 20 years; Mr. Deese, 11 years; and Mr. Berry, 10 years. The covered compensation under both the Retirement Plan and the Supplemental Executive Retirement Plan for 1996 was: Mr. Davis, $785,611; Ms. Cothran, $462,225; Mr. Bargatze, $381,872; Mr. Deese, $305,296; and Mr. Berry, $319,600.


Deferred Compensation


     The Company offers a non-qualified deferred compensation plan to all board members and officers at or above the level of Vice President. Interest credited to plan participants is funded through Company-owned life insurance. The plan is called The Limited Fixed Return Plan. Interest rates are guaranteed in four-year increments and are initially set at the dividend reinvestment rate specified by the life insurance carrier. Those electing to defer may begin receiving benefit payouts no sooner than age 55. As of December 31, 1996, 26 officers have deferred a balance of $1,054,059. Interest credited in 1996 to the various participants equaled $83,358. As of December 31, 1996, eight directors and three past directors have deferred a balance of $1,651,022 and interest credited to the various participants in 1996 equaled $128,585.



     Mr. Davis also has a separately defined salary deferral plan established in 1989. To date $43,000 of his compensation has been deferred. No amounts were deferred for 1996. Amounts deferred are invested by the Company in investments selected by a Company-appointed investment manager. Mr. Davis bears all risk of gain or loss with respect to the investments made. Distribution of plan assets will be at the later of age 55 or termination of employment.


Employment Agreements

     Norwood H. Davis, Jr., Chairman of the Board and Chief Executive Officer, entered into an employment agreement with the Company as of March 13, 1996. This agreement supersedes all prior agreements. Under Mr. Davis' agreement, his employment is at will and he may resign at any time. Also, the Company may discharge Mr. Davis at any time, with or without cause. Mr. Davis is entitled to receive an annual base salary of an amount determined by the Board of Directors which can be adjusted upward each year as determined by the Board of Directors. He is also eligible for an award of incentive compensation each year. While employed by the Company, Mr. Davis is entitled to Company benefits offered to all employees. In addition, the Company will provide an automobile allowance, tax and financial planning services and reimbursement for other business expenses. Also, if Mr. Davis becomes disabled and is entitled to receive benefits under the Company's Long-Term Disability Program, the Company will make supplemental monthly payments so that the entire benefit is equal to 60% of his base salary. Under this agreement, Mr. Davis agrees not to compete as an equity owner or employee with the Company or its affiliates for three years after his resignation as an employee or his termination with cause. The agreement also provides that upon termination of Mr. Davis's employment for any reason (other than a termination resulting from his resignation if he fails to give the Company at least six months' prior written notice of the resignation), Mr. Davis is entitled to receive a severance payment equal to three times the highest annual cash compensation received by him during the three calendar years preceding the termination of his employment.


     The employment agreement also sets forth an enhanced retirement benefit for Mr. Davis. Under the enhanced benefit, the Company agrees to pay Mr. Davis an amount equal to the difference between (i) the benefit Mr. Davis would receive under the Retirement Plan and the Supplemental Executive Retirement Plan if Mr. Davis had remained in the employ of the Company receiving credited service until age 65 (3/10/2005) (assuming continued annual compensation at a rate equal to his highest annual compensation during the three calendar years immediately preceding retirement) and (ii) the benefit Mr. Davis actually receives under the Retirement Plan and Supplemental Executive Retirement Plan. If retirement occurs at or after age 61 (3/10/2001) 100% of the enhanced benefit is payable. If retirement occurs at age 60 (3/10/2000) 96% of the difference between the enhanced and basic benefit is payable. For each additional year of retirement earlier than age 61 the percentage difference between the enhanced and basic benefit decreases by four percentage points.


     Phyllis L. Cothran, President and Chief Operating Officer, also has an employment agreement which is similar to Mr. Davis', with the exception of the special retirement benefits. Base salary for Ms. Cothran is determined annually by the Chief Executive Officer and the Human Resources, Compensation and Employee Benefits Committee of the Board of Directors. Ms. Cothran is eligible to participate in the Company's Annual Incentive Program, Long-Term Incentive Program, and in any similar incentive plans that are made available to senior executives of the Company.

Severance Agreements


     Certain executive officers of the Company, including Messrs. Bargatze, Deese and Berry are provided severance agreements. The agreements generally provide for payments to selected officers who resign or terminate (other than for cause or in the case of death) and agree not to compete as an equity owner or employee with the Company or its affiliates for a period of one year (two years in the case of Mr. Bargatze) after such resignation or termination. Under the agreement, severance benefits for eligible officers with less than five years of continuous service will be six months salary, payable monthly following resignation or termination. For eligible officers with five or more years of continuous service, severance benefits consist of twelve months salary, payable monthly following resignation or termination. Messrs. Bargatze, Deese and Berry each have more than 5 years of continuous service. Mr. Bargatze's agreement provides for twenty-four months of severance benefits. No material changes are planned to the agreements for the named executive officers following the Offerings, except that the severance agreements may be revised to include change of control provisions customary for public companies.


                          DESCRIPTION OF CAPITAL STOCK

Description of Common Stock


     The Company will have authorized 300 million shares of Class A Common Stock, par value $.01 per share ("Common Stock"), 300 million shares of Class B non-voting Common Stock, par value $.01 per share ("Non-Voting Common Stock") and 75 million shares of Class C Common Stock, par value $.01 per share. It is expected that 31.1 million shares of Common Stock will be issued to Eligible Members in the Demutualization, and that 11.5 million shares of Common Stock will be issued in the Offerings. See "Shares Eligible for Future Sale." No shares of Non-Voting Common Stock or Class C Common Stock are expected to be outstanding after completion of the Offerings. The Non-Voting Common Stock has been authorized in connection with certain ownership and transfer restrictions included in the Company's Articles. See "Certain Provisions of the Charter and Plan." Prior to the Demutualization, no shares of stock of any class were outstanding other than those held by Virginia BCBS. Holders of Common Stock and Non-Voting Common Stock are entitled to share equally, share for share, in such dividends as may be declared by the Board of Directors out of funds legally available therefor after payment of dividends on any Preferred Stock outstanding. See "Dividend Policy." Holders of Common Stock and Non-Voting Common

Stock have no preemptive rights to maintain their percentage of ownership in future offerings or sales of stock of the Company. Subject to the voting restrictions described below, holders of Common Stock are entitled to one vote for each share of Common Stock held by them on all matters upon which the Company's stockholders are entitled to vote. Holders of Non-Voting Common Stock are not entitled to vote on any matter except as otherwise required by law. In such circumstances, holders of Non-Voting Common Stock will be entitled to one vote for each share of such stock held by them.



     Class C Common Stock is authorized to be issued to the Commonwealth of Virginia as part of the Commonwealth Payment in connection with the Demutualization. See "The Demutualization -- The Commonwealth Payment." The holder of the Class C Common Stock would be entitled to a one-tenth vote per share on all matters upon which the Company's stockholders are entitled to vote. Except as required by law, the holders of Common Stock and the holder of Class C Common Stock would vote together as one group. Any Class C Common Stock issued as a part of the Commonwealth Payment would be redeemable by the Company at any time and, if not sooner redeemed, must be redeemed on June 30, 1998. The amount paid to the Commonwealth of Virginia on redemption (the "Class C Redemption Price") would equal the initial per share price of the Common Stock to the public in the Offerings for each share of Class C Common Stock redeemed, plus interest from the date of the Demutualization through the date of payment at a rate per annum set by the Virginia Commissioner of Insurance and the Virginia Attorney General. Trigon Healthcare would bear the expense of financial advisors engaged to assist the Virginia Commissioner of Insurance and the Virginia Attorney General in setting the interest rate for the Class C Redemption Price. The Class C Redemption Price would be payable by delivery of an unsecured promissory note with a due date of June 30, 1998, in form and substance reasonably satisfactory to the Commonwealth of Virginia, in an amount equal to the Class C Redemption Price and bearing interest at the same rate as used to calculate the Class C Redemption Price. The Class C Common Stock would not be transferable. The Commonwealth of Virginia also would not be able to grant any revocable or irrevocable proxy to vote Class C Common Stock to any person other than the chairman or president of the Company. The Class C Common Stock would not be convertible into any other capital stock of the Company.


     Under Virginia law, extraordinary matters, such as amendments to the Articles, mergers, share exchanges, sales of assets or dissolution, must be approved by more than two-thirds of the votes entitled to be cast at a meeting at which a quorum is present unless otherwise provided in the articles of incorporation. The Company's Articles also will contain a provision that reduces the shareholder vote required for amending the Articles in certain circumstances from the statutory two-thirds vote generally applicable to a simple majority vote. The majority vote will be applicable except for amendments subject to the Supermajority Vote Requirement (as defined below) and when the effect of the amendment is (a) to reduce the shareholder vote required to approve a merger, a statutory share exchange, a sale of all or substantially all of the assets of the Company or the dissolution of the Company, or (b) to delete all or any part of such provision. In addition, the vote required by the provisions of the Articles is necessary if such provisions require the approval of more than a majority of the votes entitled to be cast. These higher vote provisions include the Supermajority Vote Requirement described below. See "Certain Provisions of the Charter and Plan -- Supermajority Vote Requirement."

Preferred Stock

     The Company will have authorized 50 million shares of Preferred Stock, no par value. There are currently no shares of Preferred Stock outstanding, and there are no agreements or understandings for the designation of any series of Preferred Stock or the issuance of shares thereunder. The Board of Directors of the Company, without further action by the stockholders, is authorized to designate and issue in series Preferred Stock and to fix as to any series the dividend rate, redemption rights and price, preference on dissolution, the terms of any sinking fund, conversion rights, voting rights and any other preferences or special rights and qualifications. Shares of Common Stock would be subject to the preferences, rights and powers of any such shares of Preferred Stock as set forth in the Company's Articles and the resolutions of the Board of Directors establishing any such series of Preferred Stock. In addition to any voting rights authorized by the Board of Directors, under Virginia law holders of Preferred Stock, if and when issued, would be entitled to vote on certain significant corporate actions, including amendments to the Articles, plans of merger or plans of share exchange, if such actions would materially adversely affect the holders of the Preferred Stock.

Certain Provisions of the Charter and Plan


     The Company's Articles will contain certain provisions, described under "Description of Ownership and Transfer Restrictions" and "Description of Supermajority Vote Requirement" below, which are intended to prevent any holder from acquiring shares in excess of the limits set forth in the Company's license agreement with BCBSA. There can be no assurance that a court would enforce these provisions, or that if these provisions were not enforced that Trigon Healthcare would retain the license from BCBSA. See "Business -- The Blue Cross Blue Shield License." In addition, the Plan of Demutualization provides that no stockholder may, directly or indirectly, acquire beneficial ownership of 5% or more of the Common Stock until 30 months after the Demutualization without the consent of the Company's Board of Directors. This limitation will not prevent the issuance to any Eligible Member of the shares of Common Stock to which such Eligible Member is entitled under the Plan of Demutualization. However, any Eligible Member who receives more than 5% of the Common Stock as a result of the Demutualization may not acquire, directly or indirectly, any additional Common Stock until 30 months after the Demutualization, unless at the time of such acquisition and immediately following such acquisition, such Eligible Member would not, directly or indirectly, own more than 5% of the Common Stock.


     Description of Ownership and Transfer Restrictions. The Company's Articles will provide that no person may "Beneficially Own" (as defined below) shares of Capital Stock in excess of the Ownership Limit. Capital Stock means any class of capital stock of Trigon Healthcare (other than Class C Common Stock), including the Common Stock. For purposes of the Ownership and Transfer Restrictions the Common Stock and Non-Voting Common Stock will be generally treated as a single class of capital stock.

     The "Ownership Limit" is 5% of each class of the outstanding Capital Stock, unless the Continuing Directors give prior written approval to a greater percentage for a specified stockholder. Continuing Directors are directors not associated with persons owning shares in excess of the Ownership Limit and who were in office before the date a person becomes owner of shares in excess of the Ownership Limit or who were thereafter recommended to succeed a Continuing Director by a majority of the Continuing Directors then in office.

     Any Transfer (as defined below) that, if effective, would result in any person Beneficially Owning shares of a class of Capital Stock in excess of the Ownership Limit will be void. If this restriction is held to be unenforceable, shares of such class of Capital Stock in excess of the Ownership Limit automatically become "Excess Securities" as described below. In addition, the Board will have the right to convert Common Stock held by any person and that person's associates that equals or exceeds the Ownership Limit into Non-Voting Common Stock which will have no voting rights (except and only as conferred by law) but which will otherwise have rights identical to the Common Stock.

     These provisions are sometimes referred to in this Prospectus as the "Ownership and Transfer Restrictions." The Articles will provide that the Ownership and Transfer Restrictions will not impair the settlement of transactions on the New York Stock Exchange or any other exchange or quotation system over which the Common Stock is traded. The Articles will provide that a person will be deemed the "Beneficial Owner" of and will be deemed to "Beneficially Own" (subject to certain exclusions) any Capital Stock: (i) which such person or any of such person's associates beneficially owns, directly or indirectly, (ii) which such person or such person's associates has the right to acquire or dispose of (either immediately or only after the passage of time),
(iii) which such person or such person's associates have the right to vote or
(iv) which is Beneficially Owned (under the concepts provided in the preceding clauses) by any other person with whom such person (or such person's associates) has any agreement, arrangement or understanding (other than customary arrangements with and between underwriters and selling group members with respect to a bona fide public offering of Capital Stock) relating to the acquisition, holding, voting or disposition of any Capital Stock. The Articles will also provide that the Company may require that Beneficial Owners of Capital Stock provide the Company with such information as the Company may reasonably request in order to ascertain whether any facts or circumstances which would or might cause such person to be considered an associate for purposes of the Articles of any other Beneficial Owner of Capital Stock.

     If there is a purported Transfer or other change in capital structure of the Company such that any person would Beneficially Own shares of a class of Capital Stock in excess of the Ownership Limit (a "Purported Owner") and the provisions of the Articles voiding such Transfers or prohibiting such ownership are held to be unenforceable, then such shares in excess of the Ownership Limit will be "Excess Securities." Excess Securities are automatically deemed to have been converted into a separate class of Capital Stock and transferred to the Company as trustee of a trust to hold such Excess Securities until disposition as provided in the Articles. The Purported Owner has no rights in the Excess Securities, except that the Purported Owner may designate a beneficiary of an interest in the trust if (a) the Excess Securities would not be Excess Securities in the hands of such beneficiary and (b) the price paid for such interest does not exceed the price paid by the Purported Owner or the market price for the Capital Stock on the date of the purported Transfer that resulted in the Excess Securities. The Company will have a call on the Excess Securities generally for 90 days after the purported Transfer that resulted in the Excess Securities. The exercise price for this call is generally the lesser of (a) the price per share in the transaction which created the Excess Securities or (b) the market price for the Capital Stock to which the Excess Securities relate on the date the Company exercises its call.

     If the Company at any time determines in good faith that a purported Transfer has taken place in violation of the Ownership and Transfer Restrictions or that a person intends to acquire or Transfer or has attempted to acquire or Transfer Beneficial Ownership of Capital Stock in violation of the Ownership and Transfer Restrictions, the Company may take such action as it deems advisable to refuse to give effect to such Transfer, including, but not limited to, refusing to give effect to such Transfer on the books of the Company or instituting proceedings to enjoin such Transfer.
                                       70

     "Transfer" will be defined in the Articles as any sale, transfer, gift, devise or other disposition of Capital Stock (including (i) the granting of any option or entering into any agreement for the sale, transfer or other disposition of such stock, (ii) the sale, transfer, assignment or other disposition of any securities or rights convertible into or exchangeable for such stock or (iii) any transfer or other disposition as a result of a change in marital status), whether directly or indirectly, voluntary or involuntary, and whether by operation of law or otherwise.

     Pursuant to the Articles, each certificate for Capital Stock will bear a legend with respect to the Ownership and Transfer Restrictions.


     The Ownership and Transfer Restrictions and the Supermajority Vote Requirement (defined below) will terminate on the earlier of (i) the date on which the Company ceases to be subject to any license agreement with the BCBSA or (ii) the date on which the Company's license agreement with BCBSA no longer contains provisions permitting termination if a person becomes Beneficial Owner of a specified percentage of the Company's securities. These termination provisions also apply to any future restriction added to the Company's Articles to comply with the license agreement with BCBSA or any guideline or restriction imposed by the BCBSA that limits the number of shares of the Company that may be acquired or owned by any person or imposes a voting requirement higher than Virginia law.


     Description of Supermajority Vote Requirement. The Articles will require the affirmative vote of more than 75% (the "Supermajority Vote Requirement") of each class of the outstanding shares of the Company entitled to vote to approve the following amendments to the Articles: (i) amendments to the Ownership and Transfer Restrictions, (ii) any amendments to the provisions of the Articles providing for the Board of Directors to be divided into three classes, (iii) any amendment permitting cumulative voting by the shareholders of the Company and
(iv) any amendment to the Supermajority Vote Requirement. The Supermajority Vote Requirement will not, however, apply to any amendment to conform to a change to the terms of the Company's license agreement with the BCBSA or to any amendment required or permitted by the BCBSA. The Supermajority Vote Requirement will become ineffective and of no further force and effect if the Company's license agreement with the BCBSA is terminated and the Company and the BCBSA do not enter into a replacement license agreement at such time. In addition, the Supermajority Vote Requirement will also become ineffective and of no further force and effect if the BCBSA ceases to require the Supermajority Vote Requirement as a condition of the Company's license agreement.

Virginia Anti-Takeover Law

     Restrictions on Affiliated Transactions. The VSCA requires the approval of certain material transactions (an "Affiliated Transaction") between a Virginia corporation and any beneficial holder of more than 10% of any class of its outstanding voting shares (an "Interested Shareholder") by the other holders of voting shares. Affiliated Transactions include any merger, share exchange or material disposition of corporate assets not in the ordinary course of business involving an Interested Shareholder, any dissolution of the corporation proposed by or on behalf of an Interested Shareholder, or any reclassification, including reverse stock splits, recapitalization or merger of the corporation with its subsidiaries which increases the percentage of voting shares owned beneficially by an Interested Shareholder by more than 5%.

     For three years following the time that an Interested Shareholder becomes an owner of 10% of the outstanding voting shares, a Virginia corporation cannot engage in an Affiliated Transaction with such Interested Shareholder without the approval of two-thirds of the voting shares other than those shares beneficially owned by the Interested Shareholder, and the approval of a majority of the "Disinterested Directors." A Disinterested Director means, with respect to a particular Interested Shareholder, a member of the Company's Board of Directors who was (1) a member on the date on which an Interested Shareholder became an Interested Shareholder and (2) recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the Board. At the expiration of the three-year period, the statute requires approval of Affiliated Transactions by two-thirds of the voting shares other than those beneficially owned by the Interested Shareholder or by a majority of the Disinterested Directors. Such approval is not required, however, if the transaction satisfies the fair price requirements of the statute. In general, the fair price requirements provide that the shareholders, other than the Interested Shareholder, must receive per share consideration that is not less than the price paid by the Interested Shareholder for its shares, the fair market value of the shares, or an amount based upon these two amounts.

     None of the foregoing limitations and special voting requirements applies to a transaction with an Interested Shareholder whose acquisition of shares making such person an Interested Shareholder was approved by a majority of the corporation's Disinterested Directors.

     These provisions were designed to deter certain takeovers of Virginia corporations. In addition, the statute provides that, by affirmative vote of a majority of the voting shares other than shares owned by any Interested Shareholder, a corporation
                                       71
can adopt an amendment to its articles of incorporation or bylaws providing that the Affiliated Transactions provisions shall not apply to the corporation. The Company has not "opted out" of the Affiliated Transactions provisions.

     Voting Restrictions Arising from Control Share Acquisitions. The VSCA also contains provisions governing "Control Share Acquisitions." These provide that shares of a Virginia public issuer acquired in a transaction that would cause the voting strength of the acquiring person and its associates to meet or exceed any of three thresholds (20%, 33 1/3% or 50%) have no voting rights unless granted by a majority vote of shares not owned by the acquiring person or any officer or employee-director of the Virginia public issuer. An acquiring person may require the Virginia public issuer to hold a special meeting of shareholders to consider the matter within 50 days of the request.

Transfer Agent and Registrar

     The Company has appointed First Chicago Trust Company of New York as the transfer agent and registrar for its Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE


     The 31.1 million shares of Common Stock distributed in the Demutualization to Eligible Members will be subject to a six-month lockup. See "The Demutualization -- Lockup Period." After expiration of the lockup period, the shares of Common Stock distributed in the Demutualization will be eligible for resale in the public market without restriction by Eligible Members who are not "affiliates" of Virginia BCBS or Trigon Healthcare within the meaning of Rule 144 under the Securities Act of 1933. Local Virginia governments and school boards are expected to receive approximately 3.1 million shares of Common Stock in the Demutualization. Under current Virginia law, the Treasurer of each of these entities may be held strictly liable for any decrease in value of the Common Stock held by such entities after the end of the lockup period. Consequently, unless the Virginia law is revised before the end of the lockup period, the Company expects that substantially all these shares will be sold on the day the lockup period ends. In addition, Eligible Members subject to ERISA are expected to receive approximately 15.4 million shares of Common Stock in the Demutualization. ERISA plan fiduciaries have a duty to diversify the investments of the ERISA plan to minimize the risk of large losses, unless it is clearly prudent not to do so. For many ERISA plans, the Common Stock will be the only asset of the plan. If an ERISA plan has no assets other than Common Stock, the plan also may incur additional expenses for government reporting if the Common Stock is not sold by the end of the plan year in which the lockup period ends. Consequently, ERISA plans may be more likely than other Eligible Members to sell Common Stock in the near term after the lockup period ends.



     Moreover, in accordance with the Plan of Demutualization, the Company will for a period of 90 days, which may be extended by the Company, commencing no earlier than six months and no later than 18 months after the Effective Date provide for the public sale, at market prices and without brokerage commissions or similar fees, of odd lot shares of Common Stock received pursuant to the Plan of Demutualization by certain Eligible Members. In the alternative, these Eligible Members will be able to purchase sufficient shares of Common Stock to round up their holding to 100 shares. The Company will determine after the Demutualization and at least 30 days before the program begins the maximum number of shares of Common Stock received in the Demutualization, not to exceed 99, that will entitle such holder to participate in the program. See "The Demutualization -- Commission-Free Sales and Round-Up Program." The Company also will agree not to offer, sell or otherwise dispose of any shares of Common Stock (or securities convertible into Common Stock) for a period of 180 days after the date of this Prospectus without the prior written consent of the Underwriters, subject to certain limited exceptions.


     No prediction can be made as to the effect, if any, such future sales of shares, or the availability of shares for future sales, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock.

                                  UNDERWRITING


     Subject to the terms and conditions set forth in a U.S. purchase agreement (the "U.S. Purchase Agreement"), and concurrently with the sale of 2,308,000 shares of Common Stock to the International Managers (as defined below), the Company has agreed to sell, and the underwriters named below (the "U.S. Underwriters"), acting through their representatives, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Alex. Brown & Sons Incorporated, Dean Witter Reynolds Inc., Morgan Stanley & Co. Incorporated and Wheat, First Securities, Inc. (the "U.S. Representatives"), have severally agreed to purchase, the aggregate number of shares of Common Stock set forth below opposite their respective names. Under certain circumstances, the commitments of non-defaulting U.S. Underwriters may be increased as set forth in the U.S. Purchase Agreement.



                                                                                                             Number of
                                           U.S. Underwriters                                                   Shares
--------------------------------------------------------------------------------------------------------     ----------
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated................................................................................
Alex. Brown & Sons Incorporated.........................................................................
Dean Witter Reynolds Inc................................................................................
Morgan Stanley & Co. Incorporated.......................................................................
Wheat, First Securities, Inc............................................................................
                                                                                                             ----------
            Total.......................................................................................     9,232,000
                                                                                                             ----------
                                                                                                             ----------



     The Company has also entered into a purchase agreement (the "International Purchase Agreement") with certain underwriters outside the United States and Canada (the "International Managers"), for whom Merrill Lynch International, Alex. Brown & Sons Incorporated, Dean Witter International Ltd., Morgan Stanley & Co. International Limited, and Wheat, First Securities, Inc. are acting as representatives (the "International Representatives"). Subject to the terms and conditions set forth in the International Purchase Agreement, and concurrently with the sale of 9,232,000 shares of Common Stock to the U.S. Underwriters, the Company has agreed to sell to the International Managers, and the International Managers have severally agreed to purchase, an aggregate of 2,308,000 shares of Common Stock. Under certain circumstances as set forth in the International Purchase Agreement, the commitments of non-defaulting International Managers may be increased. The initial public offering price per share and the underwriting discount per share are identical under the U.S. Purchase Agreement and the International Purchase Agreement.



     In the U.S. Purchase Agreement and the International Purchase Agreement, the several U.S. Underwriters and the several International Managers (collectively, the "Underwriters"), respectively, have agreed, subject to the terms and conditions set forth therein, including the delivery of opinions of counsel and other customary conditions, to purchase all of the shares of Common Stock being sold pursuant to each such Purchase Agreement if any of the shares of Common Stock being sold pursuant to each such Purchase Agreement are purchased. The closing with respect to the sale of the shares of Common Stock sold pursuant to each Purchase Agreement is also a condition to the closing with respect to the sale of shares of Common Stock sold pursuant to the other Purchase Agreement.



     The U.S. Underwriters and the International Managers have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Under the terms of the Intersyndicate Agreement, the Underwriters are permitted to sell shares of Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession.

     The U.S. Underwriters propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in
excess of $       per share. The U.S. Underwriters may allow, and such dealers
may re-allow, a discount not in excess of $       per share on sales to certain
other dealers. After the initial public offering, the public offering price, concession and discount may be changed.


     The Company has granted the U.S. Underwriters and the International Managers options to purchase up to 1,384,800 and 346,200 additional shares of Common Stock, respectively, at the initial public offering price, less the underwriting discount. Such options, which expire 30 days after the date of this Prospectus, may be exercised solely to cover over-allotments. To the extent the U.S. Underwriters exercise their option, each of the U.S. Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of the option shares that the number of shares to be purchased initially by that U.S. Underwriter bears to the total number of shares to be purchased initially by the U.S. Underwriters.


     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.


     The Company has agreed that it will not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, offer, sell or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for shares of Common Stock, other than the issuance of Common Stock pursuant to the Plan of Demutualization and the sale to the Underwriters of the shares of Common Stock in the Offerings, for a period of 180 days after the date of this Prospectus, subject to certain limited exceptions. See "Shares Eligible for Future Sale."


     The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.


     Merrill Lynch & Co. has from time to time performed investment banking services for Virginia BCBS and has received fees in connection with such services. Merrill Lynch & Co. is currently acting as financial advisor to Virginia BCBS in connection with the Demutualization. In this regard, Virginia BCBS has agreed to indemnify Merrill Lynch & Co. against certain liabilities.



     Wheat First Butcher Singer, Inc., an affiliate of one of the Underwriters, is expected to receive 25,349 shares of Common Stock in the Demutualization.


     Prior to the Offerings, there has been no public market for the Common Stock. The initial public offering price was determined through negotiations between the Company and the U.S. Representatives and the International Representatives. Among the factors considered in such negotiations were an assessment of the financial information contained herein, an evaluation of the Company's management, the future prospects of the Company and the health care industry in general, market prices of securities of companies engaged in activities similar to those of the Company and the prevailing conditions in the securities market. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offerings at or above the initial public offering price.


     The Common Stock has been approved for listing on the New York Stock Exchange under the symbol "TGH," subject to official notice of issuance. In order to meet the requirements for the listing of the Common Stock on such exchange, the U.S. Representatives and the International Representatives, on behalf of the Underwriters, have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial owners.



     Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-United States or non-Canadian persons or to persons they believe intend to resell to persons who are non-United States or non-Canadian persons, and the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to United States or Canadian persons or to persons they believe intend to resell to United States or Canadian persons, except in each case for transactions pursuant to the Intersyndicate Agreement which, among other things, permits the Underwriters to purchase from each other and offer for resale such number of shares of Common Stock as the selling Underwriter or Underwriters and the purchasing Underwriter or Underwriters may agree.


                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the shares of Common Stock offered hereby will be passed upon for the Company by McGuire, Woods, Battle & Boothe, L.L.P., Richmond, Virginia. McGuire, Woods, Battle & Boothe, L.L.P.

provides health care coverage to its members and employees through Trigon and certain of Trigon's subsidiaries, and McGuire, Woods, Battle & Boothe, L.L.P. is expected to receive 11,098 shares of Common Stock of Trigon in the Demutualization. R. Gordon Smith, a director of the Company, is a partner of McGuire, Woods, Battle & Boothe, L.L.P. Certain legal matters relating to this Offering will be passed upon for the Underwriters by Debevoise & Plimpton, New York, New York.


                                    EXPERTS


     The consolidated financial statements of the Company as of December 31, 1994 and 1995 and September 30, 1996 and for each of the years in the three-year period ended December 31, 1995 and the nine months ended September 30, 1996 have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to changes in accounting for investment securities, income taxes and postemployment benefits in 1993.


                             ADDITIONAL INFORMATION


     The Company has filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C., a Registration Statement on Form S-1 (herein together with all amendments and exhibits thereto called the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, and the exhibits and schedules thereto. Statements contained in the Prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement and exhibits thereto filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Commission located at Room 1400, 75 Park Place, New York, New York 10007 and at Northwest Atrium Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661. The Commission maintains a World Wide Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.



     The Company will register under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), at the time of or prior to the Offerings, and, in accordance with the Exchange Act, thereafter will be required to file reports, proxy statements and other information with the Commission. The Company intends to furnish its stockholders with annual reports containing consolidated financial statements audited by its certified public accountants and with quarterly reports containing unaudited condensed consolidated financial statements for each of the first three quarters of each fiscal year.

                                    GLOSSARY

     Capitation. A fixed amount per individual that is paid periodically (usually monthly) to a provider as compensation for providing comprehensive health care service during the period. The fee is set by contract between a prepaid health care plan and the provider.

     Coinsurance. Payment by a member of a fixed percent of liability for care up to a fixed maximum limit.

     Community Rating. The practice of pooling the medical claims costs of similar classes of insured groups, such as small business or individuals, as a way of developing premium rates for a specific individual or business within each pooled category.

     Copayments. Payments by a member of a fixed amount for each service.

     Deductible. Payment by a member of a specified initial portion of annual medical costs incurred by the member.

     Diagnostic Related Groups (DRG). A classification method that categorizes services with respect to primary and secondary diagnosis, age and complications.


     Discounted Fee-for-Service. A payment program in which providers agree to receive less than their standard fee for providing medical services to members.


     Eligible Member. An individual or entity holding a membership interest in Virginia BCBS as of December 31, 1995.


     Fee Schedule Payment Program. A payment program in which providers receive no more than a specified fixed payment for any given covered service.


     Health Maintenance Organization (HMO). An organization that arranges the delivery of comprehensive health care services for its members at a fixed periodic payment.

     Independent Practice Association (IPA) Model HMO. An HMO that contracts directly with physicians in independent practices.

     Inpatient Services. Services rendered in a hospital to a member who has been admitted and occupies a hospital bed for the purpose of receiving medical services.

     Managed Care. A health care financing and delivery arrangement designed to provide health care through organized relationships with health care providers.

     Medical Loss Ratio. The expression of medical claim expenses as a percentage of premium revenues. Considered to be one measure of a managed care company's effectiveness in controlling health care costs.


     Medicare HMO. Managed care organizations that have entered into certain contracts with the Health Care Financing Administration which agree to provide enrolled beneficiaries with Medicare benefits in exchange for predetermined and fixed monthly payments.



     Member. An individual or group covered by any of the Company's products.


     Participating Provider (PAR). A provider who has signed an agreement with the Company to provide health care services to members, usually at a discount.

     Point of Service (POS) Program. An option available on PPO network products in which each member chooses a primary care physician who is responsible for coordinating all health care services for the member.


     Preferred Provider Organization (PPO). A network system in which selected providers furnish health care services to enrolled members. Medical services in the PPO network are typically provided at a greater discount than the PAR network.



     Primary Care Physician. Under managed care programs, a designated general practice provider who is responsible for coordinating the total health care services of patients assigned to the provider by the managed care company.


     Provider Profiling. The collection and analysis of claims and benefits management data for the identification of cost, utilization and quality of care characteristics of physicians, health care facilities and allied health providers.


     Stop-loss Coverage. Insurance which limits a company's liability to pay health care costs above a designated amount.



     Traditional Indemnity Insurance. A method for providing health care services which does not generally attempt to control health care costs through such techniques as contracted provider networks and utilization management.


     Utilization Management. Activities, including admission review, second surgical opinion and provider profiling, that are intended to manage the use of medical services by members to promote the efficient use of medical care.

            BLUE CROSS AND BLUE SHIELD OF VIRGINIA AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


               December 31, 1994 and 1995 and September 30, 1996



                                                                                                                          Page
                                                                                                                          ----
Report of Independent Auditors.........................................................................................    F-2
Financial Statements:
  Consolidated Balance Sheets as of December 31, 1994 and 1995 and September 30, 1996..................................    F-3
  Consolidated Statements of Operations for the years ended December 31, 1993, 1994 and 1995
     and nine-month periods ended September 30, 1995 (unaudited) and 1996..............................................    F-4
  Consolidated Statements of Changes in Surplus for the years ended December 31, 1993, 1994 and 1995 and nine months
     ended September 30, 1996..........................................................................................    F-5
  Consolidated Statements of Cash Flows for the years ended December 31, 1993, 1994 and 1995
     and nine-month periods ended September 30, 1995 (unaudited) and 1996..............................................    F-6
Summary of Significant Accounting Policies.............................................................................    F-7
Notes to Consolidated Financial Statements.............................................................................   F-10

                          INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS
BLUE CROSS AND BLUE SHIELD OF VIRGINIA:


     We have audited the accompanying consolidated balance sheets of Blue Cross and Blue Shield of Virginia and subsidiaries as of December 31, 1994 and 1995 and September 30, 1996, and the related consolidated statements of operations, changes in surplus and cash flows for each of the years in the three-year period ended December 31, 1995 and the nine months ended September 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Blue Cross and Blue Shield of Virginia and subsidiaries as of December 31, 1994 and 1995 and September 30, 1996 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 and the nine months ended September 30, 1996 in conformity with generally accepted accounting principles.


     Effective December 31, 1993, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Effective January 1, 1993, the Company adopted the provisions of SFAS No. 109, "Accounting for Income Taxes," and SFAS No. 112, "Employers' Accounting for Postemployment Benefits."
                                                 /s/KPMG Peat Marwick LLP
                                                 ------------------------
                                                    KPMG Peat Marwick LLP




Richmond, Virginia
November 6, 1996

            BLUE CROSS AND BLUE SHIELD OF VIRGINIA AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

               December 31, 1994 and 1995 and September 30, 1996


                                                                                                                     Unaudited
                                                                                                                     Pro Forma
                                                                            December 31,                           September 30,
                                                                      ------------------------    September 30,     1996 (note
                                                                         1994          1995           1996              18)
                                                                      ----------    ----------    -------------    -------------

                                                                                            (In thousands)
ASSETS
CURRENT ASSETS
  Cash.............................................................   $   11,102    $   29,263     $    33,303      $    67,447
  Investment securities, at estimated fair value (note 3)..........      990,469     1,090,389       1,090,977        1,090,977
  Premiums and other receivables (note 4)..........................      326,769       332,878         369,406          369,406
  Deferred income taxes (note 10)..................................        3,218            --          18,474           18,474
  Other assets.....................................................        9,362         9,369           9,717            9,717
                                                                      ----------    ----------    -------------    -------------
       TOTAL CURRENT ASSETS........................................    1,340,920     1,461,899       1,521,877        1,556,021
                                                                      ----------    ----------    -------------    -------------
Property and equipment, net (note 5)...............................       43,914        44,794          51,514           51,514
Deferred income taxes (note 10)....................................        7,347        15,229          58,108           58,108
Goodwill and other intangibles, net (note 13)......................           --        22,847          77,372           77,372
Restricted investments, at estimated fair value (note 3)...........        7,575         6,918          10,314           10,314
Other assets.......................................................        3,348        13,644          15,552           15,552
                                                                      ----------    ----------    -------------    -------------
       TOTAL ASSETS................................................   $1,403,104    $1,565,331     $ 1,734,737      $ 1,768,881
                                                                      ----------    ----------    -------------    -------------
                                                                      ----------    ----------    -------------    -------------

LIABILITIES AND SURPLUS
CURRENT LIABILITIES
  Medical and other benefits payable (note 6)......................   $  312,381    $  372,815     $   444,200      $   444,200
  Unearned premiums................................................      102,240        97,789          98,558           98,558
  Accounts payable and accrued expenses............................       78,747        82,853          80,896           80,896
  Deferred income taxes (note 10)..................................           --        13,968              --               --
  Other liabilities (note 8).......................................      176,530       170,711         153,103          153,103
  Obligation for Commonwealth Payment (note 17)....................           --            --          87,500               --
                                                                      ----------    ----------    -------------    -------------
       TOTAL CURRENT LIABILITIES...................................      669,898       738,136         864,257          776,757
                                                                      ----------    ----------    -------------    -------------
Obligation for Commonwealth Payment, noncurrent (note 17)..........           --            --          87,500               --
Obligations for employee benefits, noncurrent (note 11)............       50,764        51,548          57,539           57,539
Medical and other benefits payable, noncurrent (note 6)............       21,910        31,622          34,734           34,734
Long-term debt.....................................................           --            --              --           87,500
Minority interest in subsidiary....................................        4,657         3,954           4,057            4,057
                                                                      ----------    ----------    -------------    -------------
       TOTAL LIABILITIES...........................................      747,229       825,260       1,048,087          960,587
                                                                      ----------    ----------    -------------    -------------
SURPLUS
  Common stock.....................................................           --            --              --              426
  Capital in excess of par.........................................                                                     777,170
  Retained earnings................................................      653,570       700,565         655,952               --
  Net unrealized gain on investment securities, net of deferred
     income taxes of $1,100, $21,242 and $16,517 (note 3)..........        2,305        39,506          30,698           30,698
                                                                      ----------    ----------    -------------    -------------
       TOTAL SURPLUS...............................................      655,875       740,071         686,650          808,294
Commitments and contingencies (notes 7, 11, 13, 14, 15, 16 and
  17)..............................................................
                                                                      ----------    ----------    -------------    -------------
       TOTAL LIABILITIES AND SURPLUS...............................   $1,403,104    $1,565,331     $ 1,734,737      $ 1,768,881
                                                                      ----------    ----------    -------------    -------------
                                                                      ----------    ----------    -------------    -------------


    See accompanying summary of significant accounting policies and notes to consolidated financial statements.

            BLUE CROSS AND BLUE SHIELD OF VIRGINIA AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

   Years ended December 31, 1993, 1994 and 1995 and nine-month periods ended
                    September 30, 1995 (unaudited) and 1996

                                                                                                        Nine Months Ended
                                                                    Years Ended December 31,              September 30,
                                                              ------------------------------------   -----------------------
                                                                 1993         1994         1995         1995         1996
                                                              ----------   ----------   ----------   ----------   ----------
                                                                                                   (unaudited)
                                                                      (Dollars in thousands, except per share data)
REVENUES
  Premium and fee revenues
     Commercial.............................................  $1,050,157   $1,081,820   $1,157,899   $  857,448   $  985,127
     Federal Employee Program...............................     279,058      303,250      329,243      248,109      265,587
     Amounts attributable to self-funded arrangements.......     905,529      908,234      981,741      719,067      798,358
     Less: amounts attributable to claims under self-funded
       arrangements.........................................    (815,488)    (827,869)    (897,954)    (655,731)    (731,062)
                                                              ----------   ----------   ----------   ----------   ----------
                                                               1,419,256    1,465,435    1,570,929    1,168,893    1,318,010
  Investment income (note 3)................................      34,279       39,962       45,861       34,881       34,081
  Net realized gains (note 3)...............................      26,199       12,793       52,976       34,833       50,685
  Other revenues (note 9)...................................      30,555       45,467       55,176       41,096       37,666
                                                              ----------   ----------   ----------   ----------   ----------
       TOTAL REVENUES.......................................   1,510,289    1,563,657    1,724,942    1,279,703    1,440,442
                                                              ----------   ----------   ----------   ----------   ----------
OPERATING EXPENSES
  Medical and other benefit costs (note 6)
     Commercial.............................................     795,921      802,666      959,328      689,705      809,344
     Federal Employee Program...............................     262,295      283,645      312,222      234,965      252,478
                                                              ----------   ----------   ----------   ----------   ----------
                                                               1,058,216    1,086,311    1,271,550      924,670    1,061,822
  Selling, general and administrative expenses (note 1).....     308,412      322,391      346,353      247,059      283,704
  Copayment refund program (note 14)........................          --       36,432       47,073       46,702           --
                                                              ----------   ----------   ----------   ----------   ----------
       TOTAL OPERATING EXPENSES.............................   1,366,628    1,445,134    1,664,976    1,218,431    1,345,526
                                                              ----------   ----------   ----------   ----------   ----------
Income before income taxes, cumulative effects of changes in
  accounting principles and extraordinary items.............     143,661      118,523       59,966       61,272       94,916
Income tax expense (benefit) (note 10)......................      35,803       24,564        8,264        8,475      (46,751)
                                                              ----------   ----------   ----------   ----------   ----------
Income before cumulative effects of changes in accounting
  principles and extraordinary items........................     107,858       93,959       51,702       52,797      141,667
Cumulative effect at January 1, 1993 of change in accounting
  for income taxes (note 10)................................      12,928           --           --           --           --
Cumulative effect at January 1, 1993 of change in accounting for postemployment benefits, net of income taxes of $1,200
  (note 11).................................................      (4,802)          --           --           --           --
Extraordinary items -- demutualization costs and
  Commonwealth Payment, net of income taxes of $347, $2,535,
  $1,615 and $594 (note 17).................................          --         (644)      (4,707)      (2,999)    (186,280)
                                                              ----------   ----------   ----------   ----------   ----------
NET INCOME (LOSS)...........................................  $  115,984   $   93,315   $   46,995   $   49,798   $  (44,613)
                                                              ----------   ----------   ----------   ----------   ----------
                                                              ----------   ----------   ----------   ----------   ----------
UNAUDITED PRO FORMA INFORMATION (NOTE 18):
INCOME BEFORE EXTRAORDINARY ITEMS PER SHARE.................                            $      .83                $     1.39
                                                                                        ----------                ----------
                                                                                        ----------                ----------
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING                                           42,599,435                42,599,435


    See accompanying summary of significant accounting policies and notes to consolidated financial statements.

            BLUE CROSS AND BLUE SHIELD OF VIRGINIA AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF CHANGES IN SURPLUS


Years ended December 31, 1993, 1994 and 1995 and nine months ended September 30,
                                      1996



                                                                                                      Unrealized
                                                                                                         gains
                                                                                                      (losses) on
                                                                                                      investment
                                                                                         Retained     securities,       Total
                                                                                         earnings         net          surplus
                                                                                         --------    -------------    ---------

                                                                                                    (In thousands)
BALANCE AT JANUARY 1, 1993............................................................   $444,271      $      --      $ 444,271
Net income............................................................................    115,984             --        115,984
Adoption of SFAS No. 115..............................................................         --         45,891         45,891
                                                                                         --------    -------------    ---------

BALANCE AT DECEMBER 31, 1993..........................................................    560,255         45,891        606,146
Net income............................................................................     93,315             --         93,315
Change in unrealized gains (losses) on investment securities, net.....................         --        (43,586)       (43,586)
                                                                                         --------    -------------    ---------

BALANCE AT DECEMBER 31, 1994..........................................................    653,570          2,305        655,875
Net income............................................................................     46,995             --         46,995
Change in unrealized gains (losses) on investment securities, net.....................         --         37,201         37,201
                                                                                         --------    -------------    ---------

BALANCE AT DECEMBER 31, 1995..........................................................    700,565         39,506        740,071
Net loss..............................................................................    (44,613)            --        (44,613)
Change in unrealized gains (losses) on investment securities, net.....................         --         (8,808)        (8,808)
                                                                                         --------    -------------    ---------

BALANCE AT SEPTEMBER 30, 1996.........................................................   $655,952      $  30,698      $ 686,650
                                                                                         --------    -------------    ---------
                                                                                         --------    -------------    ---------


    See accompanying summary of significant accounting policies and notes to consolidated financial statements.

            BLUE CROSS AND BLUE SHIELD OF VIRGINIA AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

   Years ended December 31, 1993, 1994 and 1995 and nine-month periods ended
                    September 30, 1995 (unaudited) and 1996

                                                                                                       Nine Months Ended
                                                              Years Ended December 31,                   September 30,
                                                      -----------------------------------------    --------------------------
                                                         1993           1994           1995           1995           1996
                                                      -----------    -----------    -----------    -----------    -----------
                                                                                                  (unaudited)
                                                                                (In thousands)
NET CASH PROVIDED BY OPERATING ACTIVITIES
  (note 12)........................................   $   147,922    $   122,646    $    34,118    $    55,444    $    32,252
                                                      -----------    -----------    -----------    -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of property and equipment.....         2,252             89             25             16             35
  Capital expenditures.............................        (9,506)       (12,543)       (13,293)       (10,847)       (10,819)
  Investment securities purchased..................    (1,836,934)    (1,844,039)    (2,694,188)    (2,378,838)    (2,180,759)
  Proceeds from investment securities sold.........     1,355,573      1,192,725      1,531,862      1,432,200      2,133,101
  Maturities of fixed income securities............       350,398        538,413      1,178,232        947,622        136,853
  Cash paid for purchase of subsidiaries, net of
     cash acquired.................................        (8,876)            --        (26,762)       (26,762)       (82,496)
  Cash paid for other investments..................            --             --         (7,500)            --             --
                                                      -----------    -----------    -----------    -----------    -----------
Net cash used by investing activities..............      (147,093)      (125,355)       (31,624)       (36,609)        (4,085)
                                                      -----------    -----------    -----------    -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Change in outstanding checks in excess of bank
     balance.......................................        (3,628)         5,809         15,667        (10,645)       (24,127)
  Investment in subsidiary by minority
     shareholder...................................         4,900             --             --             --             --
                                                      -----------    -----------    -----------    -----------    -----------
Net cash provided (used) by financing activities...         1,272          5,809         15,667        (10,645)       (24,127)
                                                      -----------    -----------    -----------    -----------    -----------
NET INCREASE IN CASH...............................         2,101          3,100         18,161          8,190          4,040
CASH -- beginning of period........................         5,901          8,002         11,102         11,102         29,263
                                                      -----------    -----------    -----------    -----------    -----------
CASH -- end of period..............................   $     8,002    $    11,102    $    29,263    $    19,292    $    33,303
                                                      -----------    -----------    -----------    -----------    -----------
                                                      -----------    -----------    -----------    -----------    -----------


    See accompanying summary of significant accounting policies and notes to consolidated financial statements.

            BLUE CROSS AND BLUE SHIELD OF VIRGINIA AND SUBSIDIARIES

                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

               December 31, 1994 and 1995 and September 30, 1996

  General

     Blue Cross and Blue Shield of Virginia (dba Trigon Blue Cross Blue Shield) (the Company) is a mutual insurance company organized for the purpose of managing and financing hospitalization, medical and other health benefits. The Company is currently pursuing conversion to a stock insurance company as described in note 17. The Company also processes claims for Medicare and participates in a national contract with the U.S. Office of Personnel Management to provide benefits to Federal employees within Virginia through the Federal Employee Program (FEP). The Company owns 100% of HMO Virginia, Inc., HealthKeepers, Inc., Physicians Health Plan Inc., Mid-South Insurance Company, Healthcare Support Corporation, Consolidated Healthcare, Inc., Consolidated Holdings Corporation, Consolidated Investment Corporation, Trigon Administrators, Inc., Health Communication Services, Inc., Health Management Corporation, Monticello Life Insurance Company, Inc., Monticello Service Agency, Inc. and Trigon Health Ventures, Inc. The Company owns 80% of Priority, Inc. and 51% of Peninsula Health Care, Inc. These subsidiaries include health maintenance organizations (HMOs) and other companies which provide complementary products and services to customers and non-customers of Blue Cross and Blue Shield of Virginia. These products and services include third-party administration for medical and workers' compensation, life and disability insurance, health promotion, electronic data interchange and other products.


     The Company follows Statement of Financial Accounting Standards (SFAS) No. 60, "Accounting and Reporting by Insurance Enterprises" as it relates to its insurance business and Statement of Position 89-5, "Financial Accounting and Reporting by Providers of Prepaid Healthcare Services" as it relates to its HMO business. The significant accounting policies and practices followed by the Company and its subsidiaries are as follows:


  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.


  Risks and Uncertainties


     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


     The Company's profitability depends in large part on accurately predicting and effectively managing health care costs. The Company continually reviews its premium and benefit structure to reflect its underlying claims experience and revised actuarial data; however, several factors could adversely affect the medical loss ratios. Certain of these factors, which include changes in health care practices, inflation, new technologies, major epidemics, natural disasters and malpractice litigation, are beyond any health plan's control and could adversely affect the Company's ability to accurately predict and effectively control health care costs. Costs in excess of those anticipated could have a material adverse effect on the Company's results of operations.



     In addition, the managed care industry is highly competitive in both Virginia and in other states in the Southeastern and Mid-Atlantic United States where the Company principally intends to expand. There is no assurance that such competition will not exert strong pressures on the Company's profitability, its ability to increase enrollment, or its ability to successfully attain its expansion plans. Also, there can be no assurance that regulatory initiatives will not be undertaken at the state or federal level to reform the health care industry in order to reduce the escalation in health care costs or to make health care more accessible. Such reform could adversely affect the Company's profitability.


  Investment Securities

     Effective December 31, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." All investment securities are considered available for sale and are recorded at estimated fair value, based on quoted market prices. The net unrealized gain or loss on investment securities, net of deferred income taxes, is included as a separate component of surplus. A decline in the fair

            BLUE CROSS AND BLUE SHIELD OF VIRGINIA AND SUBSIDIARIES value of any investment security below cost, that is deemed other than temporary, is charged to earnings resulting in a new cost basis for the security. Costs of investments sold are determined on the first in, first out basis.

     Certain of the Company's investment securities are denominated in foreign currencies. The Company enters into forward currency contracts and foreign currency options to hedge the effect of fluctuations in foreign currency exchange rates. Realized and unrealized gains and losses on these contracts are recognized consistent with and offset foreign exchange gains and losses on the underlying investments being hedged. Accordingly, forward currency contracts and foreign currency options are recorded at fair value.

  Software Development Costs

     The Company expenses as incurred substantially all costs associated with the development of computer software for internal use, other than the initial purchase price of software packages.

  Property and Equipment

     Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed by the straight-line method over the estimated useful lives of the assets, which are 40 to 50 years for buildings and 3 to 10 years for furniture and equipment. Leasehold improvements are amortized on the straight-line method over the shorter of the lease term or estimated useful life of the asset. Any gain or loss realized upon retirement or disposal is reflected in selling, general and administrative expenses.


  Goodwill and Other Intangibles



     Costs in excess of fair value of net tangible and identified intangible assets of businesses acquired are amortized using the straight-line method over periods from 15 to 25 years. Recoverability is reviewed annually or sooner if events or changes in circumstances indicate that the carrying amount may exceed fair value. Recoverability is then determined by comparing the undiscounted net cash flows of the assets to which the goodwill applies to the net book value including goodwill of those assets.


     Amortization charged to operations was $1,399,000 for the year ended December 31, 1995 and $730,000 (unaudited) and $2,915,000 for the nine-month periods ended September 30, 1995 and 1996, respectively. Accumulated amortization at December 31, 1995 and September 30, 1996 was $1,399,000 and $4,314,000, respectively.

  Medical and Other Benefits Payable

     The Company establishes liabilities for claims in process of review and claims incurred but not reported. These liabilities are based on historical payment patterns using actuarial techniques. In addition, processing costs are accrued as operating expenses based on an estimate of the costs necessary to process these claims. The methods for making these estimates and for establishing the resulting liabilities are continually reviewed and updated, and any adjustments resulting therefrom are reflected in current operations. While the ultimate amount of claims and the related expenses paid are dependent on future developments, management is of the opinion that the liabilities for claims and claims processing costs are adequate to cover such claims and expenses. A liability or receivable for hospital settlements is also maintained, which represents the estimate of the amount to be paid to or received from hospitals upon the annual settlement of their contracts with the Company.

  Revenues

     All of the Company's individual and certain of the Company's group contracts provide for the individual or the group to be fully insured. Premiums for these contracts are billed in advance of the respective coverage periods and are initially recorded as premium receivables and as unearned income. Unearned premiums are recognized as earned in the period of coverage.

     Certain other groups have contracts that provide for the group to be at risk for all or a portion of their claims experience. Most of these self-funded groups purchase aggregate and/or specific stop-loss coverage. In exchange for a premium, the group's aggregate liability is capped for the year or the group's liability on any one participant is capped for the year. The Company charges self-funded groups an administrative fee which is based on the number of members in a group or the
                                      F-8

            BLUE CROSS AND BLUE SHIELD OF VIRGINIA AND SUBSIDIARIES group's claims experience. Under the Company's self-funded arrangements, amounts due are recognized based on incurred claims plus administrative and other fees and any stop-loss premiums. In addition, accounts for certain self-funded groups are charged or credited with interest expense or income as provided by the groups' contracts.

  Agency Contracts

     As fiscal intermediary and administrative agent for Medicare and other plans, the Company allocates operating expenses to these lines of business to determine reimbursement due for services rendered in accordance with the contracts in force. The claims processed under these arrangements are not included in the accompanying consolidated statements of operations and the reimbursement of operating expenses has been recorded as a reduction of the Company's operating expenses.

  Postretirement/Postemployment Benefits

     Pension costs are accrued in accordance with Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" and are funded based on the minimum contribution requirements of the Employee Retirement Income Security Act of 1974. The actuarial cost method used is the projected unit credit method.

     The Company provides certain health and life insurance benefits to retired employees. These benefits are accrued in accordance with Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

     The Company also provides certain disability related postemployment benefits. These benefits are accrued in accordance with Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits."

  Income Taxes

     The Company is subject to Federal income tax as a stock property and casualty insurance company under the provisions of the Tax Reform Act of 1986. The Company is not subject to state income taxes; however, certain subsidiaries of the Company are subject to state income taxes.

     Effective January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" and has reported the cumulative effect of that change in the method of accounting for income taxes in the 1993 consolidated statement of operations. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Reclassifications

     Certain amounts for 1994 and 1995 have been reclassified to conform with classifications adopted for 1996.

            BLUE CROSS AND BLUE SHIELD OF VIRGINIA AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 December 31, 1994, 1995 and September 30, 1996


     Consistent with the financial statement presentation, the following notes include information related to the consolidated balance sheets as of December 31, 1994 and 1995, and September 30, 1996 and information related to the consolidated statements of operations and cash flows for each of the years in the three-year period ended December 31, 1995 and the nine-month periods ended September 30, 1995 (unaudited) and 1996.


(1) AGENCY CONTRACTS

   The Company acts as an administrative agent for processing claims for certain agencies and other plans. Claims processed for others and the related reimbursed operating expenses, which are subject to their audit, were as follows for the years ended December 31, 1993, 1994 and 1995 and the nine-month periods ended September 30, 1995 (unaudited) and 1996 (in thousands):


                                                                                                   Nine Months Ended
                                                             Years Ended December 31,                September 30,
                                                      --------------------------------------    ------------------------
                                                         1993          1994          1995          1995          1996
                                                      ----------    ----------    ----------    ----------    ----------

                                                                                                (unaudited)
Claims processed for:
  Medicare.........................................   $2,304,267    $2,456,766    $2,654,580    $1,986,392    $2,156,759
  Inter-Plan Bank and other plans..................       17,685        12,890        37,046        26,343        38,262
                                                      ----------    ----------    ----------    ----------    ----------
                                                      $2,321,952    $2,469,656    $2,691,626    $2,012,735    $2,195,021
                                                      ----------    ----------    ----------    ----------    ----------
                                                      ----------    ----------    ----------    ----------    ----------
Operating expenses reimbursed by:
  Medicare.........................................   $   12,135    $   11,816    $   11,605    $    8,756    $    8,650
  Intera-Plan Bank and other plans.................           61            44           807           576           948
                                                      ----------    ----------    ----------    ----------    ----------
                                                      $   12,196    $   11,860    $   12,412    $    9,332    $    9,598
                                                      ----------    ----------    ----------    ----------    ----------
                                                      ----------    ----------    ----------    ----------    ----------


(2) STATUTORY FINANCIAL STATEMENTS

   The Company is required to file financial statements with, and is subject to audit by, the Commonwealth of Virginia, Bureau of Insurance. Such financial statements are prepared in accordance with statutory accounting practices prescribed or permitted by the Commonwealth of Virginia, Bureau of Insurance which differ from generally accepted accounting principles under which the accompanying consolidated financial statements have been prepared. Significant differences resulting from these accounting practices include certain investment valuation reserves recognized under statutory accounting as well as certain assets (primarily property and equipment) and deferred income taxes not recognized under statutory accounting practices. While the Bureau of Insurance has the authority to permit insurers to deviate from prescribed statutory accounting practices, the Company has not received, nor requested, approval to adopt any such deviations. In accordance with the Insurance Code of Virginia (the Code), the Company's statutory surplus is reduced by excess Category 2 investments. The Company's Category 2 investments consist primarily of domestic equity investments that exceed a specified percentage of admitted assets and all foreign denominated investments. At December 31, 1994 and 1995, this reduction in statutory surplus due to excess Category 2 investments approximated $35,000,000 and $92,000,000, respectively. There were no excess Category 2 investments at September 30, 1996.
                                      F-10

            BLUE CROSS AND BLUE SHIELD OF VIRGINIA AND SUBSIDIARIES

                 December 31, 1994, 1995 and September 30, 1996

(2) STATUTORY FINANCIAL STATEMENTS -- Continued
   The Company's statutory surplus and net income approximated (in thousands):

   Statutory surplus at:
      December 31, 1994.......................................................   $538,000
      December 31, 1995.......................................................    478,000
      September 30, 1996 (unaudited)..........................................    600,000

   Statutory net income for the periods ended:
      December 31, 1993.......................................................   $102,000
      December 31, 1994.......................................................    113,000
      December 31, 1995.......................................................     83,000
      September 30, 1995 (unaudited)..........................................     80,000
      September 30, 1996 (unaudited)..........................................     54,000

   The Company is required by the Commonwealth of Virginia, Bureau of Insurance to maintain a statutory surplus balance of at least $4,000,000.

   In addition, the Commonwealth of Virginia adopted the National Association of Insurance Commissioners (NAIC) Risk Based Capital Act in 1995. Under this Act, a company's risk-based capital (RBC) is calculated by applying certain factors to various asset, premium and reserve items. If a company's calculated RBC falls below certain thresholds, regulatory intervention or oversight is required. The Company's RBC level as calculated in accordance with the NAIC RBC Instructions at December 31, 1995 exceeds all RBC thresholds.

            BLUE CROSS AND BLUE SHIELD OF VIRGINIA AND SUBSIDIARIES

                 December 31, 1994, 1995 and September 30, 1996

(3) INVESTMENT SECURITIES

   The amortized cost, gross unrealized gains and losses, and estimated fair value of investment securities were as follows (in thousands):


                                                                                             December 31, 1994
                                                                             -------------------------------------------------
                                                                                           Gross         Gross       Estimated
                                                                             Amortized   unrealized    unrealized      fair
                                                                               cost        gains         losses        value
                                                                             --------    ----------    ----------    ---------
Fixed income
  Domestic
     U.S. Treasury securities and obligations of U.S. government
       agencies...........................................................   $174,592     $     59      $  2,191     $ 172,460
     Mortgage-backed obligations of U.S. government agencies..............     40,945           23         1,878        39,090
     Other mortgage-backed and asset-backed securities....................    158,667          442         6,724       152,385
     Domestic corporate bonds.............................................     89,246          630         4,829        85,047
     Short-term debt securities with maturities of less than one year.....     18,101           --            98        18,003
  Foreign
     Debt securities issued by foreign governments........................     91,581        1,112         4,820        87,873
     Foreign corporate bonds..............................................     14,591          331           893        14,029
     Short-term debt securities with maturities of less than one year.....      1,486           --            24         1,462
                                                                             --------    ----------    ----------    ---------
Total fixed income........................................................    589,209        2,597        21,457       570,349
                                                                             --------    ----------    ----------    ---------
Equities
  Domestic equity securities..............................................    219,735       18,812         9,652       228,895
  Foreign equity securities...............................................    185,695       26,461        13,356       198,800
                                                                             --------    ----------    ----------    ---------
Total equities............................................................    405,430       45,273        23,008       427,695
                                                                             --------    ----------    ----------    ---------
                                                                             $994,639     $ 47,870      $ 44,465     $ 998,044
                                                                             --------    ----------    ----------    ---------
                                                                             --------    ----------    ----------    ---------
Unrestricted..............................................................   $987,038     $ 47,853      $ 44,422     $ 990,469
Restricted................................................................      7,601           17            43         7,575
                                                                             --------    ----------    ----------    ---------
                                                                             $994,639     $ 47,870      $ 44,465     $ 998,044
                                                                             --------    ----------    ----------    ---------
                                                                             --------    ----------    ----------    ---------

            BLUE CROSS AND BLUE SHIELD OF VIRGINIA AND SUBSIDIARIES

                 December 31, 1994, 1995 and September 30, 1996

(3) INVESTMENT SECURITIES -- Continued


                                                                                          December 31, 1995
                                                                         ----------------------------------------------------
                                                                                         Gross         Gross       Estimated
                                                                         Amortized     unrealized    unrealized       fair
                                                                            cost         gains         losses        value
                                                                         ----------    ----------    ----------    ----------
Fixed income
  Domestic
     U.S. Treasury securities and obligations of U.S. government
       agencies.......................................................   $   95,110     $  1,686      $     --     $   96,796
     Mortgage-backed obligations of U.S. government agencies..........       27,001        1,317             9         28,309
     Other mortgage-backed and asset-backed securities................      177,137        2,590           688        179,039
     Domestic corporate bonds.........................................      117,258        2,394           206        119,446
     Short-term debt securities with maturities of
       less than one year.............................................      114,452          472           737        114,187
  Foreign
     Debt securities issued by foreign governments....................       88,924        6,676           765         94,835
     Foreign corporate bonds..........................................       12,249          441            45         12,645
     Short-term debt securities with maturities of
       less than one year.............................................        7,835           38           103          7,770
                                                                         ----------    ----------    ----------    ----------
Total fixed income....................................................      639,966       15,614         2,553        653,027
                                                                         ----------    ----------    ----------    ----------
Equities
  Domestic equity securities..........................................      168,735       37,496         4,645        201,586
  Foreign equity securities...........................................      226,278       35,902        21,437        240,743
                                                                         ----------    ----------    ----------    ----------
Total equities........................................................      395,013       73,398        26,082        442,329
                                                                         ----------    ----------    ----------    ----------
Derivative instruments................................................        1,580          696           325          1,951
                                                                         ----------    ----------    ----------    ----------
                                                                         $1,036,559     $ 89,708      $ 28,960     $1,097,307
                                                                         ----------    ----------    ----------    ----------
                                                                         ----------    ----------    ----------    ----------
Unrestricted..........................................................   $1,029,656     $ 89,693      $ 28,960     $1,090,389
Restricted............................................................        6,903           15            --          6,918
                                                                         ----------    ----------    ----------    ----------
                                                                         $1,036,559     $ 89,708      $ 28,960     $1,097,307
                                                                         ----------    ----------    ----------    ----------
                                                                         ----------    ----------    ----------    ----------

            BLUE CROSS AND BLUE SHIELD OF VIRGINIA AND SUBSIDIARIES

                 December 31, 1994, 1995 and September 30, 1996

(3) INVESTMENT SECURITIES -- Continued


                                                                                          September 30, 1996
                                                                         ----------------------------------------------------
                                                                                         Gross         Gross       Estimated
                                                                         Amortized     unrealized    unrealized       fair
                                                                            cost         gains         losses        value
                                                                         ----------    ----------    ----------    ----------
Fixed income
  Domestic
     U.S. Treasury securities and obligations of U.S. government
       agencies.......................................................   $  117,132     $    233      $    253     $  117,112
     Mortgage-backed obligations of U.S. government agencies..........       40,148          580           305         40,423
     Other mortgage-backed and asset-backed securities................      284,717          712           741        284,688
     Domestic corporate bonds.........................................      141,050          622           678        140,994
     Short-term debt securities with maturities of
       less than one year.............................................      149,346           52            39        149,359
  Foreign
     Debt securities issued by foreign governments....................       45,769        2,983           328         48,424
     Foreign corporate bonds..........................................        6,287          278            81          6,484
     Short-term debt securities with maturities of
       less than one year.............................................        9,785            1            35          9,751
                                                                         ----------    ----------    ----------    ----------
Total fixed income....................................................      794,234        5,461         2,460        797,235
                                                                         ----------    ----------    ----------    ----------
Equities
  Domestic equity securities..........................................      121,763       30,468         1,129        151,102
  Foreign equity securities...........................................      137,815       22,077         9,176        150,716
                                                                         ----------    ----------    ----------    ----------
Total equities........................................................      259,578       52,545        10,305        301,818
                                                                         ----------    ----------    ----------    ----------
Derivative instruments................................................          264        2,202           228          2,238
                                                                         ----------    ----------    ----------    ----------
                                                                         $1,054,076     $ 60,208      $ 12,993     $1,101,291
                                                                         ----------    ----------    ----------    ----------
                                                                         ----------    ----------    ----------    ----------
Unrestricted..........................................................   $1,043,760     $ 60,208      $ 12,991     $1,090,977
Restricted............................................................       10,316           --             2         10,314
                                                                         ----------    ----------    ----------    ----------
                                                                         $1,054,076     $ 60,208      $ 12,993     $1,101,291
                                                                         ----------    ----------    ----------    ----------
                                                                         ----------    ----------    ----------    ----------


   Short-term investments consist principally of commercial paper and money market investments. Derivative instruments consist of foreign currency forward transactions, foreign currency options and covered call options.

   The amortized cost and estimated fair value of fixed income securities at September 30, 1996, by contractual maturity, are shown below (in thousands). Maturities of mortgage-backed securities and collateralized mortgage obligations have been included below based upon estimated cash flows, assuming no change in the current interest rate environment.


                                                                                             Estimated
                                                                                 Amortized     fair
                                                                                   cost        value
                                                                                 --------    ---------
Due in one year or less.......................................................   $334,172    $ 334,431
Due after one year through five years.........................................    326,865      327,590
Due after five years through ten years........................................    102,464      104,772
Due after ten years...........................................................     30,733       30,442
                                                                                 --------    ---------
                                                                                 $794,234    $ 797,235
                                                                                 --------    ---------
                                                                                 --------    ---------


   Included in investment securities at September 30, 1996 are $4,421,905, at estimated fair value, of U.S. Treasury securities held by the Commonwealth of Virginia to meet security deposit requirements related to the Company and its HMO subsidiaries. In addition, U.S. Treasury and other high quality securities in the amount of $5,891,898, at estimated fair value, are held by various states to meet security deposit requirements related to Monticello Life Insurance Company, Inc. and Mid-South Insurance Company.

            BLUE CROSS AND BLUE SHIELD OF VIRGINIA AND SUBSIDIARIES

                 December 31, 1994, 1995 and September 30, 1996

(3) INVESTMENT SECURITIES -- Continued

   The major components of investment income were as follows (in thousands):



                                                                                                       Nine Months Ended
                                                                      Years Ended December 31,           September 30,
                                                                    -----------------------------    ----------------------
                                                                     1993       1994       1995         1995         1996
                                                                    -------    -------    -------    -----------    -------
                                                                                                     (unaudited)
Interest on bonds................................................   $26,444    $31,980    $37,789      $27,482      $26,827
Interest on short-term investments...............................     2,947      6,557      9,764        7,986        5,336
Dividends........................................................    11,345      9,629      7,652        6,232        9,187
                                                                    -------    -------    -------    -----------    -------
                                                                     40,736     48,166     55,205       41,700       41,350
Investment expenses..............................................     5,176      5,546      5,757        4,051        4,591
Group interest credits...........................................     1,281      2,658      3,587        2,768        2,678
                                                                    -------    -------    -------    -----------    -------
Investment income................................................   $34,279    $39,962    $45,861      $34,881      $34,081
                                                                    -------    -------    -------    -----------    -------
                                                                    -------    -------    -------    -----------    -------


   Gross realized gains and losses are summarized as follows (in thousands):


                                                                                                       Nine Months Ended
                                                                      Years Ended December 31,           September 30,
                                                                    -----------------------------    ----------------------
                                                                     1993       1994       1995         1995         1996
                                                                    -------    -------    -------    -----------    -------
                                                                                                     (unaudited)
Gross realized gains
  Fixed income securities........................................   $16,864    $ 7,611    $13,890      $ 9,406      $ 7,566
  Equity securities..............................................    34,259     43,384     58,938       47,666       63,493
  Derivative instruments.........................................        --         --     11,430        2,544          528
                                                                    -------    -------    -------    -----------    -------
                                                                     51,123     50,995     84,258       59,616       71,587
                                                                    -------    -------    -------    -----------    -------
Gross realized losses
  Fixed income securities........................................     6,073     14,821      9,081        8,481        8,661
  Equity securities..............................................    18,851     23,381     15,520       12,413       12,208
  Derivative instruments.........................................        --         --      6,681        3,889           33
                                                                    -------    -------    -------    -----------    -------
                                                                     24,924     38,202     31,282       24,783       20,902
                                                                    -------    -------    -------    -----------    -------
  Net realized gains.............................................   $26,199    $12,793    $52,976      $34,833      $50,685
                                                                    -------    -------    -------    -----------    -------
                                                                    -------    -------    -------    -----------    -------


   Unrealized gains (losses) are computed as the difference between estimated fair value and amortized cost for fixed income securities or cost for equity securities. A summary of the net increase (decrease) in unrealized gains, less deferred income taxes, is as follows (in thousands):


                                                                      December 31,
                                                                  --------------------    September 30,
                                                                    1994        1995          1996
                                                                  --------    --------    -------------
Fixed income securities........................................   $(27,877)   $ 31,921      $ (10,060)
Equity securities..............................................    (39,319)     25,051         (5,076)
Derivative instruments.........................................         --         371          1,603
Provision for deferred income taxes............................     23,610     (20,142)         4,725
                                                                  --------    --------    -------------
                                                                  $(43,586)   $ 37,201      $  (8,808)
                                                                  --------    --------    -------------
                                                                  --------    --------    -------------

            BLUE CROSS AND BLUE SHIELD OF VIRGINIA AND SUBSIDIARIES

                 December 31, 1994, 1995 and September 30, 1996

(4) PREMIUMS AND OTHER RECEIVABLES

   Premiums and other receivables were as follows (in thousands):


                                                                     December 31,
                                                                 --------------------    September 30,
                                                                   1994        1995          1996
                                                                 --------    --------    -------------
Premiums......................................................   $ 63,059    $ 71,369      $  70,989
Self-funded group receivables.................................     88,917     110,564        150,832
Federal Employee Program......................................    155,444     126,258        122,348
Medicare......................................................      1,524       1,154             77
Investment income receivable..................................      8,718       8,534          8,643
Other.........................................................      9,107      14,999         16,517
                                                                 --------    --------    -------------
                                                                 $326,769    $332,878      $ 369,406
                                                                 --------    --------    -------------
                                                                 --------    --------    -------------


(5) PROPERTY AND EQUIPMENT

   Property and equipment were as follows (in thousands):


                                                                     December 31,
                                                                 --------------------    September 30,
                                                                   1994        1995          1996
                                                                 --------    --------    -------------
Land and improvements.........................................   $    973    $    973      $   2,977
Buildings and improvements....................................     30,384      30,586         37,790
Furniture and equipment.......................................     64,036      67,440         73,717
Computer software.............................................      9,934      12,641         14,300
                                                                 --------    --------    -------------
                                                                  105,327     111,640        128,784
Less accumulated depreciation and amortization................     61,413      66,846         77,270
                                                                 --------    --------    -------------
                                                                 $ 43,914    $ 44,794      $  51,514
                                                                 --------    --------    -------------
                                                                 --------    --------    -------------

            BLUE CROSS AND BLUE SHIELD OF VIRGINIA AND SUBSIDIARIES

                 December 31, 1994, 1995 and September 30, 1996

(6) MEDICAL AND OTHER BENEFITS PAYABLE

   Medical and other benefits payable were as follows (in thousands):


                                                                     December 31,
                                                                 --------------------    September 30,
                                                                   1994        1995          1996
                                                                 --------    --------    -------------
Medical and other benefits payable -- current
  Commercial and FEP
     Claims reported but not paid.............................   $ 20,045    $ 20,730      $  21,595
     Claims incurred but not reported.........................    179,222     208,129        256,431
                                                                 --------    --------    -------------
                                                                  199,267     228,859        278,026
  Self-funded
     Claims reported but not paid.............................     13,606      14,334         15,420
     Claims incurred but not reported.........................    121,053     127,661        154,292
                                                                 --------    --------    -------------
                                                                  134,659     141,995        169,712
Medical and other benefits payable -- noncurrent (all
  commercial).................................................     21,910      31,622         34,734
                                                                 --------    --------    -------------
                                                                  355,836     402,476        482,472
Liability for claims processing costs.........................     16,023      16,582         17,335
Receivable for hospital settlements...........................    (37,568)    (14,621)       (20,873)
                                                                 --------    --------    -------------
                                                                  334,291     404,437        478,934
Less medical and other benefits payable -- noncurrent.........    (21,910)    (31,622)       (34,734)
                                                                 --------    --------    -------------
                                                                 $312,381    $372,815      $ 444,200
                                                                 --------    --------    -------------
                                                                 --------    --------    -------------


A summary of the activity for commercial and FEP medical and other benefits payable is as follows (in thousands):


                                                                                                   Nine Months Ended
                                                             Years Ended December 31,                September 30,
                                                      --------------------------------------    ------------------------
                                                         1993          1994          1995          1995          1996
                                                      ----------    ----------    ----------    ----------    ----------

                                                                                                (unaudited)
Medical and other benefits payable at beginning of
  period...........................................   $  345,492    $  359,355    $  355,836    $  355,836    $  402,476
Self-funded........................................     (139,654)     (138,344)     (134,659)     (134,659)     (141,995)
                                                      ----------    ----------    ----------    ----------    ----------
Balance at beginning of period.....................      205,838       221,011       221,177       221,177       260,481
                                                      ----------    ----------    ----------    ----------    ----------
Liabilities acquired with Mid-South................           --            --            --            --        33,828
Incurred related to
  Current year.....................................    1,103,941     1,095,014     1,275,583       931,536     1,069,752
  Prior years......................................      (45,725)       (8,703)       (4,033)       (6,866)       (7,930)
                                                      ----------    ----------    ----------    ----------    ----------
Total incurred.....................................    1,058,216     1,086,311     1,271,550       924,670     1,061,822
                                                      ----------    ----------    ----------    ----------    ----------
Paid related to
  Current year.....................................      900,025       948,660     1,083,170       752,455       851,748
  Prior years......................................      143,018       137,485       149,076       149,790       191,623
                                                      ----------    ----------    ----------    ----------    ----------
Total paid.........................................    1,043,043     1,086,145     1,232,246       902,245     1,043,371
                                                      ----------    ----------    ----------    ----------    ----------
Balance at end of period...........................      221,011       221,177       260,481       243,602       312,760
Self-funded at end of period.......................      138,344       134,659       141,995       136,495       169,712
                                                      ----------    ----------    ----------    ----------    ----------
Medical and other benefits payable at end of
  period...........................................   $  359,355    $  355,836    $  402,476    $  380,097    $  482,472
                                                      ----------    ----------    ----------    ----------    ----------
                                                      ----------    ----------    ----------    ----------    ----------


   The Company uses paid claims and completion factors based on historical payment patterns to estimate incurred claims. Changes in payment patterns and claims trends can result in changes to prior years' claims estimates. During 1992, the

            BLUE CROSS AND BLUE SHIELD OF VIRGINIA AND SUBSIDIARIES

                 December 31, 1994, 1995 and September 30, 1996

(6) MEDICAL AND OTHER BENEFITS PAYABLE -- Continued
   Company experienced a change in the payment patterns as a result of its migration to a new claims processing system. The ultimate effect of the migration on the completion factors differed from the effect estimated by the Company, resulting in a change in the Company's original estimate of incurred claims in 1992. The change in estimate was recorded in 1993.

(7) LEASES


   The Company has noncancelable operating leases for real estate and equipment that expire over the next nine years and provide for purchase or renewal options. Future minimum lease payments under noncancelable operating leases as of December 31, 1995 are (in thousands):



Years ending December 31
-------------------------------------------------------------------------------
1996...........................................................................   $10,545
1997...........................................................................     7,575
1998...........................................................................     5,138
1999...........................................................................     3,629
2000...........................................................................     2,639
Later years through 2004.......................................................     7,277
                                                                                  -------
Total minimum lease payments...................................................   $36,803
                                                                                  -------
                                                                                  -------



   Total rental expense for operating leases for the years ended December 31, 1993, 1994 and 1995 and the nine-month periods ended September 30, 1995 and 1996 was $15,746,000, $14,979,000, $15,243,000, $10,502,000 (unaudited) and
   $10,325,000, respectively. There were no significant changes in operating lease commitments as of September 30, 1996.


(8) OTHER LIABILITIES

   Other liabilities were as follows (in thousands):


                                                                     December 31,
                                                                 --------------------    September 30,
                                                                   1994        1995          1996
                                                                 --------    --------    -------------
Outstanding checks in excess of bank balance..................   $ 34,878    $ 50,545      $  26,418
Subscriber related liabilities................................      2,998       4,732          1,993
Unearned premium income -- Federal Employee Program...........    103,862      70,541         74,006
Self-funded group deposits....................................     19,136      18,315         17,094
Current income taxes payable..................................      9,050       2,704         12,116
Other.........................................................      6,606      23,874         21,476
                                                                 --------    --------    -------------
                                                                 $176,530    $170,711      $ 153,103
                                                                 --------    --------    -------------
                                                                 --------    --------    -------------


   The FEP unearned premium reserve represents the Company's share of the FEP premium stabilization reserve. These funds are actually held by the Blue Cross and Blue Shield Association on behalf of each Blue Cross and Blue Shield Plan participating in the Federal Employee Program. An offsetting receivable is recorded in premiums and other receivables.

            BLUE CROSS AND BLUE SHIELD OF VIRGINIA AND SUBSIDIARIES

                 December 31, 1994, 1995 and September 30, 1996

(9) OTHER REVENUES

   Other revenues include those revenues earned by the Company's non-core subsidiaries. A summary by type of revenue is included below (in thousands):


                                                                                                       Nine Months Ended
                                                                      Years Ended December 31,           September 30,
                                                                    -----------------------------    ----------------------
                                                                     1993       1994       1995         1995         1996
                                                                    -------    -------    -------    -----------    -------

                                                                                                     (unaudited)
Electronic communication services................................   $ 9,388    $18,881    $20,583      $15,224      $16,101
Employee benefits administration.................................     8,028      8,913      9,435        6,947        5,356
Workers' compensation administration.............................     6,226      8,490      9,707        6,998        7,346
Health management services.......................................     3,675      4,128      6,970        4,656        6,877
Other............................................................     3,238      5,055      8,481        7,271        1,986
                                                                    -------    -------    -------    -----------    -------
                                                                    $30,555    $45,467    $55,176      $41,096      $37,666
                                                                    -------    -------    -------    -----------    -------
                                                                    -------    -------    -------    -----------    -------


(10) INCOME TAXES

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." As permitted under SFAS No. 109, prior years' financial statements have not been restated. The cumulative effect of this change, as of January 1, 1993, increased net income by $12,928,000 and is reported separately in the consolidated statement of operations.


     Income tax expense (benefit) attributable to income before income taxes, cumulative effects of changes in accounting principles and extraordinary items substantially all of which is federal, consists of (in thousands):



                                                                                                      Nine Months Ended
                                                                    Years Ended December 31,            September 30,
                                                                 ------------------------------    -----------------------
                                                                  1993       1994        1995         1995          1996
                                                                 -------    -------    --------    -----------    --------
                                                                                                   (unaudited)
     Current..................................................   $40,025    $21,160    $ 19,206      $10,864      $ 20,393
     Deferred.................................................    (4,222)     3,404     (10,942)      (2,389)      (67,144)
                                                                 -------    -------    --------    -----------    --------
                                                                 $35,803    $24,564    $  8,264      $ 8,475      $(46,751)
                                                                 -------    -------    --------    -----------    --------
                                                                 -------    -------    --------    -----------    --------



     The differences between the statutory federal income tax rate and the actual tax rate applied to income before income taxes, cumulative effects of changes in accounting principles and extraordinary items are as follows:



                                                                                                        Nine Months Ended
                                                                          Years Ended December 31,        September 30,
                                                                          -------------------------    --------------------
                                                                          1993      1994      1995        1995        1996
                                                                          -----     -----     -----    -----------    -----
                                                                                                       (unaudited)
Statutory federal tax rate.............................................    35.0%     35.0%     35.0%       35.0%       35.0%
Tax exempt investment income...........................................    (1.0)     (0.9)     (1.2)       (0.9)       (0.6)
Section 833 deduction..................................................   (34.1)     (2.4)     --         --           --
Change in valuation allowance..........................................    22.8     (13.5)    (19.4)      (19.9)      (84.8)
Other, net.............................................................     2.2       2.5      (0.6)       (0.4)        1.1
                                                                          -----     -----     -----    -----------    -----
Effective tax rate.....................................................    24.9%     20.7%     13.8%       13.8%      (49.3)%
                                                                          -----     -----     -----    -----------    -----
                                                                          -----     -----     -----    -----------    -----


     The Company qualifies for a federal income tax deduction under IRC Section
     833. This deduction is equal to the amount by which 25% of the sum of claims and expenses exceeds tax basis adjusted surplus. Prior to 1994, the effect of this deduction was to significantly reduce regular taxable income and subject the Company to alternative minimum tax.

            BLUE CROSS AND BLUE SHIELD OF VIRGINIA AND SUBSIDIARIES

                 December 31, 1994, 1995 and September 30, 1996

(10) INCOME TAXES -- Continued

     The components of the deferred tax assets and deferred tax liabilities at December 31, 1994 and 1995 and September 30, 1996 are as follows (in thousands):



                                                                                        December 31,
                                                                                    --------------------    September 30,
                                                                                      1994        1995          1996
                                                                                    --------    --------    -------------
Deferred tax assets
  Employee benefits plans........................................................   $ 19,818    $ 20,595       $22,992
  Insurance reserves.............................................................     21,915      27,132        26,474
  Alternative minimum tax credit carryforward....................................     58,532      48,494        34,019
  Property and equipment.........................................................      2,793       6,187         6,280
  Other..........................................................................      1,491       1,623         4,164
                                                                                    --------    --------    -------------
Total deferred tax assets........................................................    104,549     104,031        93,929
  Less valuation allowance.......................................................     92,085      80,476        --
                                                                                    --------    --------    -------------
Net deferred tax assets..........................................................     12,464      23,555        93,929
                                                                                    --------    --------    -------------
Deferred tax liabilities
  Investment securities..........................................................      1,214      21,482        16,792
  Other..........................................................................        685         812           555
                                                                                    --------    --------    -------------
Total deferred tax liabilities...................................................      1,899      22,294        17,347
                                                                                    --------    --------    -------------
Net deferred tax asset...........................................................   $ 10,565    $  1,261       $76,582
                                                                                    --------    --------    -------------
                                                                                    --------    --------    -------------



     Net deferred tax assets as of December 31, 1994 and 1995 included a valuation allowance of $92.1 million and $80.5 million, respectively. This valuation allowance reflected the uncertainty as to the realizability of the alternative minimum tax credit carryforward and the tax effect of deductible temporary differences that management believed might not be offset by future taxable income. The Company had sufficient taxable income in the available carryback periods and future taxable income from reversing taxable temporary differences to realize the recorded net deferred tax assets.


     The valuation allowance consisted principally of two components. The first component related to the corporate alternative minimum tax credit carryforward. The corporate minimum tax credit can only be used to reduce regular corporate income tax, and then can only be utilized to reduce the regular tax amount to the corporate minimum tax amount. The Section 833 deduction may reduce regular tax so that the corporate minimum tax is being paid in the future. In this case the corporate minimum tax credit cannot be utilized and consequently may not be realized. It is difficult to predict the amount of Section 833 deduction which will be available in the future because it is determined by the interplay of several factors. Accordingly, the Company has been recognizing the corporate minimum tax credit when it is actually utilized on the corporate income tax return.


     The other component of the valuation allowance related to deductible temporary differences which will not be deductible until well into the future. Primarily, these temporary differences related to retiree medical obligations and certain medical cost reserves. As of September 30, 1996 the valuation allowance was eliminated as the Demutualization (note 17) makes it more likely than not that the assets will be realized.


(11) EMPLOYEE BENEFIT PLANS

     The Company has a noncontributory defined benefit pension plan which is funded through the Blue Cross National Retirement Trust (the Trust), a collective investment trust for the retirement programs of its participating employers. An employee may become eligible for participation after one year of continuous service and attainment of age 21.

     The Company's funding policy is to annually contribute amounts to the Trust sufficient to meet the minimum funding requirements outlined in the Employee Retirement Income Security Act of 1974, plus any additional amounts the Company may contribute from time to time. For the years ended December 31, 1993, 1994 and 1995 and the nine-month periods ended September 30, 1995 and 1996, the Company made contributions to the Trust in the amounts of
                                      F-20

            BLUE CROSS AND BLUE SHIELD OF VIRGINIA AND SUBSIDIARIES

                 December 31, 1994, 1995 and September 30, 1996

(11) EMPLOYEE BENEFIT PLANS -- Continued
     $6,818,000, $8,096,000, $7,716,000, $4,133,000 (unaudited) and $3,970,000, respectively. Assets in the Trust are primarily equity securities, U.S. Treasury Bonds and Notes, U.S. Government Agency securities, corporate bonds, real estate funds and short-term investments.

     Pension expense included the following components (in thousands):


                                                                                                       Nine Months Ended
                                                                      Years Ended December 31,           September 30,
                                                                   ------------------------------    ----------------------
                                                                    1993       1994        1995         1995         1996
                                                                   -------    -------    --------    -----------    -------

                                                                                                     (unaudited)
Service cost -- benefits earned during the period...............   $ 5,501    $ 6,063    $  6,705      $ 5,029      $ 5,665
Interest cost on projected benefit obligation...................     4,781      5,501       6,507        4,880        5,574
Actual return on plan assets....................................    (3,879)    (4,817)    (12,194)      (9,146)      (4,602)
Net amortization and deferral...................................       405        355       6,926        5,195         (110)
                                                                   -------    -------    --------    -----------    -------
Net periodic pension expense....................................   $ 6,808    $ 7,102    $  7,944      $ 5,958      $ 6,527
                                                                   -------    -------    --------    -----------    -------
                                                                   -------    -------    --------    -----------    -------


     The following table sets forth the pension plan's funded status at December 31, 1994 and 1995 and September 30, 1996 (in thousands):


                                                                                        December 31,
                                                                                    ---------------------    September 30,
                                                                                      1994        1995           1996
                                                                                    --------    ---------    -------------
Accumulated benefit obligation, including vested benefits of $46,181, $57,652,
  and $59,638....................................................................   $(55,219)   $ (68,015)     $ (70,297)
                                                                                    --------    ---------    -------------
                                                                                    --------    ---------    -------------
Projected benefit obligation for service rendered to date........................   $(84,412)   $(103,766)     $(101,471)
Plan assets at fair value........................................................     59,163       77,948         87,929
                                                                                    --------    ---------    -------------
Excess of projected benefit obligation over assets...............................    (25,249)     (25,818)       (13,542)
Unrecognized net asset at January 1, 1987 being recognized over 17 years.........     (1,005)        (895)          (812)
Unrecognized prior service cost..................................................        870          784            719
Unrecognized net loss............................................................     16,651       16,968          2,116
                                                                                    --------    ---------    -------------
Accrued pension cost.............................................................   $ (8,733)   $  (8,961)     $ (11,519)
                                                                                    --------    ---------    -------------
                                                                                    --------    ---------    -------------


     The weighted average discount rate was 7.5%, 7.25% and 7.75% at December 31, 1994 and 1995 and September 30, 1996, respectively. The expected long term rate of return on assets was 9.0% at December 31, 1994 and 1995 and September 30, 1996. Age-related rates ranging from 3.5% to 7.0% were used for the rate of increase in future compensation levels at December 31, 1994 and 1995 and September 30, 1996.

     The Company also has an Employee Thrift Plan under which employees who have completed six months of service may elect to contribute up to 16% of their salaries. Participants have the option of investing in several international and domestic investment funds. The Company contributes an amount equal to 50% of the participant's contributions limited to 3% of the employee's compensation. The Company's contributions are fully vested to the participant after three years of contributing participation. For the years ended December 31, 1993, 1994 and 1995 and the nine-month periods ended September 30, 1995 and 1996, the Company's contribution to the Employee Thrift Plan approximated $2,658,000, $2,954,000, $3,153,000,
     $2,412,000 (unaudited) and $2,547,000, respectively.

     In addition to providing pension benefits, the Company provides certain health and life insurance benefits for retired employees. All of the Company's retirees with fifteen years of service are eligible for these benefits. This postretirement benefit plan is funded through the Blue Cross National Retirement Trust (the Trust). For the years ended December 31, 1993, 1994 and 1995, the Company made contributions to the Trust in the amounts of $4,100,000, $2,700,000 and $2,500,000, respectively. No contributions were made to the Trust for the nine-month period ended September 30, 1996.

            BLUE CROSS AND BLUE SHIELD OF VIRGINIA AND SUBSIDIARIES

                 December 31, 1994, 1995 and September 30, 1996

(11) EMPLOYEE BENEFIT PLANS -- Continued
     The following table presents the funded status of the plan including the accumulated postretirement benefit obligation by type of participant at December 31, 1994 and 1995 and September 30, 1996 (in thousands):


                                                                                         December 31,
                                                                                     --------------------    September 30,
                                                                                       1994        1995          1996
                                                                                     --------    --------    -------------
Retirees..........................................................................   $ (6,606)   $ (6,033)     $  (7,367)
Fully eligible active plan participants...........................................     (3,816)     (4,605)        (4,305)
Other active plan participants....................................................    (15,528)    (17,592)       (19,664)
                                                                                     --------    --------    -------------
Accumulated postretirement benefit obligation.....................................    (25,950)    (28,230)       (31,336)
Plan assets at fair value.........................................................      7,066      10,036         11,967
                                                                                     --------    --------    -------------
Excess of accumulated postretirement benefit obligation over plan assets..........    (18,884)    (18,194)       (19,369)
Unrecognized net (gain) loss......................................................     (1,369)     (2,282)        (3,137)
Unrecognized prior service cost...................................................     (7,094)     (6,433)        (5,937)
                                                                                     --------    --------    -------------
Accrued postretirement benefit cost...............................................   $(27,347)   $(26,909)     $ (28,443)
                                                                                     --------    --------    -------------
                                                                                     --------    --------    -------------


     Postretirement benefit expense for the years ended December 31, 1993, 1994 and 1995 and the nine-month periods ended September 30, 1995 (unaudited) and 1996 included the following components (in thousands):


                                                                                                        Nine Months Ended
                                                                         Years Ended December 31,         September 30,
                                                                        --------------------------    ---------------------
                                                                         1993      1994      1995        1995         1996
                                                                        ------    ------    ------    -----------    ------

                                                                                                      (unaudited)
Service cost -- benefits attributed to service during the period.....   $2,398    $2,078    $2,128      $ 1,596      $1,780
Interest cost on accumulated postretirement benefit obligation.......    1,841     1,688     1,843        1,382       1,533
Expected return on plan assets.......................................     --        (266)     (622)        (467)       (757)
Amortization of prior service cost...................................     (661)     (661)     (661)        (496)       (496)
Amortization of (gains) losses.......................................       80      --        --         --             (22)
                                                                        ------    ------    ------    -----------    ------
Net periodic postretirement benefit expense..........................   $3,658    $2,839    $2,688      $ 2,015      $2,038
                                                                        ------    ------    ------    -----------    ------
                                                                        ------    ------    ------    -----------    ------


     For measurement purposes, a 5% annual rate of increase in the per capita cost of covered health care benefits was assumed for September 30, 1996. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by 1 percentage point would increase the accumulated postretirement benefit obligation as of September 30, 1996 by $5,550,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit expense would increase by $709,000 for September 30, 1996.


     The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.5% at December 31, 1994 and 1995 and 7.25% at September 30, 1996. The rate of increase in future compensation levels used in determining the accumulated postretirement benefit obligation ranged from 3.5% to 7.0% at December 31, 1994 and 1995 and September 30, 1996.


     The Company also provides certain disability related postemployment benefits. In 1993, the Company adopted the provisions of SFAS No. 112, "Employers' Accounting for Postemployment Benefits." The cumulative effect as of January 1, 1993 of this change in accounting was to decrease net income by $4,802,000. For the year ended December 31, 1993, the effect of SFAS No. 112 on net income was not material. Prior to 1993, the Company recognized the cost of providing these benefits on a cash basis. Under the new method of accounting, the Company accrues the benefits when it becomes probable that such benefits will be paid and when sufficient information exists to make reasonable estimates of the amounts to be paid.

            BLUE CROSS AND BLUE SHIELD OF VIRGINIA AND SUBSIDIARIES

                 December 31, 1994, 1995 and September 30, 1996

(12) ADDITIONAL CASH FLOW INFORMATION


     The reconciliation of net income to net cash provided by operating activities and supplemental disclosures of cash flow information for the years ended December 31, 1993, 1994 and 1995 and for the nine-month periods ended September 30, 1995 (unaudited) and 1996 were as follows (in thousands):



                                                                                                     Nine Months Ended
                                                                  Years Ended December 31,             September 30,
                                                              --------------------------------    -----------------------
                                                                1993        1994        1995         1995          1996
                                                              --------    --------    --------    -----------    --------

                                                                                                  (unaudited)
Net income (loss)..........................................   $115,984    $ 93,315    $ 46,995     $  49,798     $(44,613)
Adjustments to reconcile net income (loss)
  to net cash provided by operating activities,
  net of effects from purchase of subsidiaries:
  Depreciation and amortization............................     18,158      12,226      10,960         6,954       12,991
  Increase (decrease) in allowance for doubtful accounts
     receivable............................................       (758)       (673)        468          (160)      (1,018)
  Increase in accounts receivable..........................       (831)    (64,064)     (5,989)      (21,627)     (31,652)
  Increase in other assets.................................       (676)     (4,926)     (2,531)         (667)      (1,745)
  Increase (decrease) in medical and other benefits
     payable...............................................      4,291      (2,604)     68,945        46,250       40,669
  Increase (decrease) in unearned premiums.................      1,830      (4,198)     (5,252)          180       (3,484)
  Increase (decrease) in accounts payable and accrued
     expenses..............................................      5,954      26,393       4,106       (19,175)      (5,347)
  Increase (decrease) in other liabilities.................     28,859      74,839     (22,774)       28,189        6,623
  Increase (decrease) in deferred income taxes.............    (15,070)      3,403      (8,030)       (2,659)     (70,597)
  Increase in obligation for Commonwealth Payment..........         --          --          --            --      175,000
  Increase (decrease) in minority interest.................         --        (243)       (703)         (341)         103
  Increase in obligations for employee benefits............      9,083       2,007         784         3,511        5,991
  (Gain) loss on disposal of assets........................      7,297         (36)        115            24           16
  Realized investment gains, net...........................    (26,199)    (12,793)    (52,976)      (34,833)     (50,685)
                                                              --------    --------    --------    -----------    --------
Net cash provided by operating activities..................   $147,922    $122,646    $ 34,118     $  55,444     $ 32,252
                                                              --------    --------    --------    -----------    --------
Cash paid during the period for:
  Interest.................................................   $  1,380    $  6,930    $ 15,390     $   5,013     $  3,129
  Income taxes.............................................     33,245      26,672      20,061        20,051       12,184
                                                              --------    --------    --------    -----------    --------
                                                              --------    --------    --------    -----------    --------


(13) ACQUISITION ACTIVITY

     In May 1995, the Company acquired 80% of the outstanding stock of Priority Health Care, Inc. (subsequently renamed Priority, Inc.) (Priority) for approximately $24.2 million including acquisition related costs. The acquisition has been accounted for as a purchase and, accordingly, the results of operations of Priority, which are not material to the Company, are included in the consolidated financial statements since the date of acquisition. Goodwill arising from the acquisition amounted to $21.1 million. No proforma information has been provided since Priority's results of operations prior to the Company's acquisition were not material to the Company.


     In November 1995, the Company paid $5,500,000 for a 50% interest in Primary Care First, L.L.C. (PCF) and related assets. PCF was formed for the purpose of managing and developing primary care physician networks in the Richmond and South Hampton Roads areas of Virginia. The Company has also committed to provide up to $3,500,000 to PCF for development of additional primary care physician networks. This investment is accounted for under the equity method and is included in other assets. The excess of the Company's cost over its underlying equity in PCF and related assets amounted to $5,500,000 and is being amortized over 15 years.

            BLUE CROSS AND BLUE SHIELD OF VIRGINIA AND SUBSIDIARIES

                 December 31, 1994, 1995 and September 30, 1996

(13) ACQUISITION ACTIVITY -- Continued
     In February 1996, the Company purchased all of the outstanding shares of Mid-South Insurance Company (Mid-South) for approximately $85.6 million. Mid-South is a Fayetteville, North Carolina based life and health insurance company. The acquisition was accounted for as a purchase and, accordingly, the results of operations of Mid-South are included in the consolidated financial statements since the date of acquisition. Goodwill and other intangible assets arising from the transaction amounted to $56.7 million and are being amortized over periods not exceeding 25 years. No proforma information has been provided since Mid-South's results of operations prior to the Company's acquisition were not material to the Company.

(14) COPAYMENT REFUND PROGRAM

     The Company conducted a Copayment Refund Program (the Copayment Program) in accordance with an agreement with the State Corporation Commission dated September 22, 1994. During the Copayment Program, members who had paid coinsurance on services rendered at the Company's network facilities from January 1, 1984 through December 31, 1993 were eligible for a refund. Refunds represented the difference between the member's original coinsurance payment, which had been based on the facility's undiscounted charges, and an adjusted coinsurance payment calculated using the Company's average discount percentage at the facility. The Company changed its methodology on January 1, 1994, to calculate coinsurance payments using the average percentage discount. Costs incurred under the Copayment Program included refunds, interest and administrative costs associated with the Copayment Program that the Company would not otherwise have incurred. In addition, the Company agreed to pay a $5,000,000 civil forfeiture to the Commonwealth of Virginia which has been included in the cost of the Copayment Program. The cost of the Copayment Program in 1994 was $36.4 million or $30.0 million, net of income taxes.

     The Virginia General Assembly enacted legislation, effective July 1, 1994, that requires all insurers and HMOs to calculate coinsurance payments on the basis of their negotiated reimbursement rates with facilities.

     In accordance with an agreement with the State Corporation Commission dated November 17, 1995, the Company re-opened the Copayment Program. As part of the re-opening of the Copayment Program, the Company mailed refunds to approximately 300,000 members who had not filed a claim under the original program and for whom the Company had an address. In addition, the Company announced that it has determined that there are approximately 200,000 former members for whom the Company does not have an address who are eligible for refunds. Under this new agreement, any amounts not paid by December 31, 1996 will be escheated to the Commonwealth of Virginia as unclaimed property. The cost of the re-opening of the Copayment Program was $47.1 million or $40.6 million, net of income taxes.

(15) DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

     The carrying amounts of cash, premiums receivable, medical costs payable, unearned premiums and other liabilities approximate fair value because of the short maturity of these instruments. The fair values of investment securities are estimated based on quoted market prices.


     The Company enters into foreign currency forward transactions and foreign currency options to manage its exposure to fluctuations in foreign currency exchange rates. The forward contracts involve the exchange of one currency for another at a future date and typically have maturities of six months or less. The counterparties to these transactions are major international financial institutions. The Company may incur a loss with respect to these transactions to the extent that a counterparty fails to perform under a contract and exchange rates have changed since the inception of the contract. At September 30, 1996, the Company had forward exchange contracts outstanding to purchase approximately $25.8 million in foreign currencies and to sell approximately $12.3 million in foreign currencies (primarily German Mark, Japanese Yen, Danish Krone, Swedish Krona and British Pound). All of these contracts have maturities of six months or less. The gross unrealized gains and losses related to these contracts at September 30, 1996 aggregated $447,848 and $211,436, respectively. Foreign currency options to sell approximately $35.9 million of foreign currencies (Japanese Yen and German Mark) at set prices were outstanding at September 30, 1996. These options expire within twelve months. The

            BLUE CROSS AND BLUE SHIELD OF VIRGINIA AND SUBSIDIARIES

                 December 31, 1994, 1995 and September 30, 1996

(15) DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK -- Continued

     gross unrealized gains and losses related to these options at September 30, 1996 aggregated $1,741,287 and $11,360, respectively.

     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of investment securities and premiums receivable. All of the investment securities are managed within established guidelines which limit the amounts which may be invested with one issue. The Company primarily conducts business within the Commonwealth of Virginia; therefore premiums receivable are concentrated with companies and individuals within Virginia.

(16) LEGAL PROCEEDINGS


     In November 1993, the Company met with officials from the United States Department of Labor (the DOL) in response to the DOL's request for information concerning the Company's policies on passing through the benefits of provider discounts to self-funded employer groups whose health care plans are subject to the Employee Retirement Income Security Act (ERISA) and are administered by the Company. The DOL advised the Company that the inquiry was part of a larger review of Blue Cross and Blue Shield organizations that provide services to self-funded plans. The Company responded in March and April 1994 to informal requests from the DOL seeking additional information on the Company's handling of provider discounts. In September 1995, the DOL notified the Company that the DOL is of the view that the retention of provider discounts during the period from 1990 through 1993 and its failure to disclose the amount of these discounts by the Company violated the applicable provisions of ERISA. The amount of the provider discounts retained during this period is approximately $58.6 million. Under applicable provisions of ERISA, the DOL may also assess a civil penalty equal to 20% of any amounts recovered as a result of an ERISA violation. No lawsuit has been filed by the DOL and the Company intends to continue discussions with the DOL about this matter. The Company and the DOL have entered into a tolling agreement with respect to this matter pursuant to which the parties have agreed that no litigation will be instituted before February 1, 1997 and the applicable statute of limitations will be tolled until May 1, 1997. The Company believes that its handling of provider discounts has been in accordance with the terms of its agreements with self-funded employer groups and applicable ERISA requirements. Due to the early stage of the DOL inquiries, the Company cannot make an estimate of loss, if any (and has not established any liability with respect thereto), or predict whether or not such inquiries will result in a material adverse effect on the Company's results of operations in any particular period. Although the ultimate resolution of this matter cannot be estimated, the Company believes that it should not have a material adverse effect on the Company's financial position.



     The Company is also the defendant in two lawsuits that have been filed by self-funded employer groups in connection with the Company's past practices regarding provider discounts. The suits claim that the Company was obligated to credit these self-funded plans with the full amount of the discounts that the Company negotiated with facilities providing health care to their groups. One suit seeks $750,000 in compensatory damages plus unspecified punitive damages. The other suit seeks $1.1 million in damages. The Company is also presently the subject of 16 other claims by self-funded employer groups related to the Company's past practices regarding provider discounts, some of which involve larger amounts of withheld discounts. The Company is communicating with these groups, and lawsuits have not been filed in connection with these claims. The Company believes that additional discount-related claims may be made against it. Although the ultimate outcome of such claims and litigation cannot be estimated, the Company believes that the discount-related claims and litigation will not have a material adverse effect on the financial condition of the Company. Due to the early stages of these claims and litigation, however, the Company cannot make an estimate of loss, if any, or predict whether or not such claims and litigation will result in a material adverse effect on the Company's results of operations in any particular period.



     In August 1994, three of the Company's members filed a complaint against the Company in the United States District Court for the Eastern District of Virginia contending that when the Company negotiated discounts with hospitals, it should have shared those discounts with its members through lower copayments and deductibles. The plaintiffs also sought certification of a class consisting of all of the Company's members who paid copayments and deductibles. The

            BLUE CROSS AND BLUE SHIELD OF VIRGINIA AND SUBSIDIARIES

                 December 31, 1994, 1995 and September 30, 1996

(16) LEGAL PROCEEDINGS -- Continued

     complaint sought damages under various theories of state law, treble damages under the Racketeer Influenced and Corrupt Organizations Act and attorney's fees. The Company filed a motion to dismiss the complaint which was granted by the District Court. The plaintiffs appealed the ruling to the United States Fourth Circuit Court of Appeals which affirmed the ruling. Plaintiffs have the right to petition the United States Supreme Court for a writ of certiorari. Although the ultimate resolution of this suit cannot be predicted with certainty, the Company believes that, in view of the refunds made by the Company under the Copayment Program, the resolution of this litigation should not result in losses that would have a material adverse effect on the financial condition of the Company.



     The Company and certain of its subsidiaries are involved in various legal actions occurring in the normal course of its business. While the ultimate outcome of such litigation cannot be predicted with certainty, in the opinion of Company management, after consultation with counsel responsible for such litigation, adequate provision has been made for losses that may result from those actions and, accordingly, the outcome of those actions is not expected to have a material adverse effect on the consolidated financial condition of the Company.


(17) PLAN OF DEMUTUALIZATION


     The Company is currently pursuing conversion from a mutual insurance company to a stock insurance company under a Plan of Demutualization (the Demutualization). Under the Demutualization, the Company will be converted to a stock insurance corporation, will change its name to Trigon Insurance Company and will become a wholly-owned subsidiary of Trigon Healthcare, Inc., a newly formed holding company. The membership interest of the Company's eligible members will be converted in the Demutualization into common stock of Trigon Healthcare, Inc., or in certain circumstances, cash. To demutualize, the Company is required by Virginia law to obtain approval from those individuals or entities holding membership interests in the Company as of a specified record date (voting members) and to obtain approval from the Virginia State Corporation Commission, which regulates the Company. The Company's voting members approved the Plan of Demutualization at a special meeting of voting members held on September 6, 1996. On November 5, 1996, the State Corporation Commission entered a final order approving the Plan of Demutualization after a public hearing was held to consider the Plan of Demutualization. The Company expects that the Demutualization will be effective in early 1997.



     The Plan of Demutualization requires, simultaneously with the Demutualization, an initial public offering of common stock. In addition, under Virginia law a payment to the Commonwealth of Virginia in the amount of $175 million must be made (the Commonwealth Payment). At least one-half of this amount must be made in cash and the remainder will be made in cash or shares of Class C Common Stock. Any Class C Common Stock issued as part of the Commonwealth Payment will be redeemable at any time and, if not sooner redeemed, must be redeemed on June 30, 1998 at the initial per share price of the Common Stock in the initial public offering, plus interest from the date of the Demutualization through the date of payment at a rate per annum set by the Virginia Commissioner of Insurance and the Virginia Attorney General. The Commonwealth Payment has been accrued as an extraordinary charge as of September 30, 1996. The Company expects to use proceeds of the public offering to pay $87.5 million of the Commonwealth Payment and to fund the balance from borrowings under a revolving credit facility or other available cash.


(18) UNAUDITED PRO FORMA INFORMATION


     The pro forma balance sheet information gives effect to the following transactions as if such transactions had occurred on September 30, 1996:



           o Issuance of 31.1 million shares of common stock to eligible members pursuant to the Demutualization.



           o Payment of $11.3 million to certain eligible members in lieu of shares of common stock.



           o Issuance of 11.5 million shares of common stock in a public offering with estimated net proceeds of $139.0 million.



           o  Payment of $175 million in cash as the Commonwealth Payment.



           o The borrowing of $87.5 million under a revolving credit facility to fund one-half of the Commonwealth Payment.



           o Estimated additional nonrecurring expenses of $6.0 million related to the Demutualization.

            BLUE CROSS AND BLUE SHIELD OF VIRGINIA AND SUBSIDIARIES

                 December 31, 1994, 1995 and September 30, 1996

(18) UNAUDITED PRO FORMA INFORMATION -- Continued

     The pro forma earnings per share information reflected in the statements of operations gives effect to the following transactions as if such transactions had occurred on January 1, 1995:



           o Issuance of 31.1 million shares of common stock to eligible members pursuant to the Demutualization.



           o Issuance of 11.5 million shares of common stock in a public offering.


           o Adjustment of tax expense to reflect the Company's 35% federal statutory tax rate.


           o Adjustment to reflect the interest on the $87.5 million borrowing under the revolving credit agreement at 6% per annum.

----------------------------------------------------------------
----------------------------------------------------------------

No dealer, salesperson or other individual has been authorized to give any information or make any representations not contained in this Prospectus in connection with the offering covered by this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Common Stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.

                               ------------------

                               TABLE OF CONTENTS


                                                             Page
                                                             ----
Prospectus Summary........................................     4
Risk Factors..............................................    11
The Company...............................................    16
The Demutualization.......................................    17
Use of Proceeds...........................................    20
Dividend Policy...........................................    20
Capitalization............................................    21
Selected Consolidated Financial and Operating Data........    22
Unaudited Pro Forma Consolidated Financial Information....    25
Management's Discussion and Analysis of Financial
  Condition and Results of Operations.....................    29
Business..................................................    40
Legal Proceedings.........................................    61
Management................................................    62
Description of Capital Stock..............................    68
Shares Eligible for Future Sale...........................    72
Underwriting..............................................    73
Legal Matters.............................................    74
Experts...................................................    75
Additional Information....................................    75
Glossary..................................................    76
Index to Consolidated Financial Statements................   F-1



Until         , 1997 (25 days after the date of this Prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.



                               11,540,000 Shares


                             Trigon Healthcare, Inc.
                                  Common Stock

                            ------------------------

                                   PROSPECTUS

                            ------------------------

                              Merrill Lynch & Co.



                               Alex. Brown & Sons


                                  Incorporated



                            Dean Witter Reynolds Inc.



                              Morgan Stanley & Co.


                                  Incorporated



                           Wheat First Butcher Singer


                                         , 1997


----------------------------------------------------------------
----------------------------------------------------------------

                            (ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS)

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.


                             SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED JANUARY 6, 1997

PROSPECTUS


                               11,540,000 Shares


                   [Trigon Logo Here]Trigon Healthcare, Inc.

                                  Common Stock
                            ------------------------


     All of the 11,540,000 shares of Common Stock offered hereby are being offered by Trigon Healthcare, Inc. ("Trigon" or the "Company"). Of the 11,540,000 shares of Common Stock offered hereby, 2,308,000 shares are being offered outside the United States and Canada by the International Managers and 9,232,000 shares are being offered in a concurrent offering in the United States and Canada by the U.S. Underwriters. The initial public offering price and the underwriting discount per share will be identical for both offerings (together, the "Offerings"). See "Underwriting."



     Prior to the Offerings, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $12.00 and $14.00 per share. For a discussion of the factors to be considered in determining the initial public offering price, see "Underwriting." The Common Stock has been approved for listing on the New York Stock Exchange under the symbol "TGH," subject to official notice of issuance.



     See "Risk Factors" beginning on page 11 for a discussion of certain factors that should be considered by prospective purchasers of the Common Stock offered hereby.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION, THE VIRGINIA STATE
    CORPORATION COMMISSION OR ANY STATE INSURANCE REGULATORY AGENCY, NOR HAS
     THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION, THE VIRGINIA STATE CORPORATION COMMISSION OR ANY STATE
       INSURANCE REGULATORY AGENCY PASSED UPON THE ACCURACY OR ADEQUACY
        OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                                  CRIMINAL OFFENSE.

[CAPTION]

                                                                Price to                Underwriting              Proceeds to
                                                                 Public                 Discount (1)              Company (2)
Per Share...........................................               $                         $                         $
Total (3)...........................................               $                         $                         $

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."


(2) Before deducting expenses payable by the Company estimated at $1,300,000.



(3) The Company has granted the U.S. Underwriters and the International Managers options, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 1,384,800 shares and 346,200 shares of Common Stock, respectively, solely, to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting
    Discount and Proceeds to Company will be $     , $     and $     ,
    respectively. See "Underwriting."

                            ------------------------


     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or
about         , 1997.

                            ------------------------


Merrill Lynch International


             Alex. Brown & Sons


                   International


                                   Dean Witter International Ltd.


                                                 Morgan Stanley & Co.


                                                        International



                                                      Wheat First Butcher Singer

                            ------------------------


               The date of this Prospectus is             , 1997.

                            (ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS)

           CERTAIN UNITED STATES TAX CONSEQUENCES TO NON-U.S. HOLDERS

     The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock by a non-U.S. holder. For purposes of this discussion, the term "non-U.S. holder" means any beneficial owner of Common Stock that is, for United States federal income tax purposes, (i) a nonresident alien individual, (ii) a foreign corporation, (iii) a foreign estate or trust, or (iv) a foreign partnership.

     This discussion does not address all aspects of United States federal income and estate taxation nor does it consider any specific facts and circumstances that may apply to a particular non-U.S. holder or address any state, local or non-U.S. tax considerations that may be relevant to a non-U.S. holder. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the regulations promulgated thereunder, and administrative and judicial interpretations as of the date hereof, all of which are subject to change, possibly with retroactive effect. ACCORDINGLY, EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISER WITH RESPECT TO THE UNITED STATES FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF OWNING AND DISPOSING OF COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION TO WHICH SUCH HOLDER MAY BE SUBJECT.

Dividends

     Dividends paid to a non-U.S. holder of Common Stock generally will be subject to withholding of United States federal income tax at a 30% rate (or a lower rate if prescribed by an applicable tax treaty), unless the dividends are effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder. To determine the applicability of a tax treaty providing for a lower rate of (or an exemption from) United States withholding tax, dividends paid to an address in a foreign country are presumed, under current Treasury Regulations, to be paid to a resident of that country, absent knowledge to the contrary.

     To take advantage of the exemption from withholding tax for "effectively connected dividends" provided in the preceding paragraph, under current Treasury Regulations the non-U.S. holder must comply with certain certification and disclosure requirements (including filing an Internal Revenue Service ("IRS") Form 4224 with the payor of the dividend). Dividends that are effectively connected with the conduct of a trade or business in the United States and exempt from withholding generally will be taken into account in determining the non-U.S. holder's United States federal income tax on a net income basis in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a corporation may also be subject to a "branch profits" tax at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty) on the repatriation from the United States of the earnings and profits attributable to its income that is effectively connected to a United States trade or business, subject to certain adjustments and the relevant provisions of any applicable tax treaty.

     In April 1996, Treasury Regulations were proposed that would change certain of the certification and disclosure requirements described in the preceding two paragraphs (the "1996 Proposed Regulations"). The changes set forth in the 1996 Proposed Regulations would not materially affect a non-U.S. holder's ability to qualify for an exemption from withholding tax with respect to distributions paid on the Common Stock that are "effectively connected" with its conduct of a trade or business in the United States. However, under the 1996 Proposed Regulations, a non-U.S. holder would be required to file certain certifications under penalties of perjury to obtain the benefit of any applicable tax treaty providing for a lower rate (or an exemption from) the United States withholding tax on dividends. The 1996 Proposed Regulations would generally apply to distributions paid on Common Stock made after December 31, 1997.

Gain on Disposition

     Generally, a non-U.S. holder will not be subject to United States federal income tax on any gain realized upon the disposition of such holder's Common Stock unless (i) the non-U.S. holder is engaged in a trade or business within the United States and the gain is effectively connected with such business (and, if an applicable tax treaty so provides, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); (ii) the non-U.S. holder is an individual who holds the Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and who meets certain other conditions; (iii) the non-U.S. holder is an individual who is subject to tax pursuant to the provisions of U.S. tax law applicable to certain United States expatriates; or (iv) the Company is or has been a "United States real property holding corporation" as defined in
Section 897 of the Code and the non-U.S. holder held, directly or indirectly at any time during the five-year period ending on the date of disposition, more than 5% of the Common Stock. The Company does not believe that it is, has been or is likely to become a U.S. real property holding corporation.

                            (ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS)

Estate Tax

     Shares of Common Stock owned by an individual non-U.S. holder at the time of his or her death, including shares that the non-U.S. holder previously transferred by gift while retaining certain rights and powers, will be includible in his or her gross estate for United States federal estate tax purposes unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

     Dividends. Under current Treasury Regulations, generally, distributions paid on Common Stock to a non-U.S. holder at an address outside the United States will be exempt from United States federal backup withholding tax and United States information reporting requirements (other than the reporting of dividend payments subject to the withholding tax discussed under "Dividends" above). Under the 1996 Proposed Regulations, generally, distributions paid on Common Stock will be exempt from such backup withholding and information reporting requirements only if the non-U.S. holder provides certain certifications under penalties of perjury.

     Broker Sales. Payments of proceeds from the sale of Common Stock by a non-U.S. holder made to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. Payments of proceeds from the sale of Common Stock by a non-U.S. holder to or through a United States office of a broker (and, with respect to information reporting, certain foreign offices, including the foreign office of a United States broker) are currently subject to information reporting and backup withholding unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes its entitlement to an exemption.

     Refunds. A non-U.S. holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the IRS.

                            (ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS)

                                  UNDERWRITING


     Subject to the terms and conditions set forth in a purchase agreement (the "International Purchase Agreement"), and concurrently with the sale of 9,232,000 shares of Common Stock to the U.S. Underwriters (as defined below), the Company has agreed to sell, and the underwriters named below (the "International Managers"), acting through their representatives, Merrill Lynch International, Alex. Brown & Sons Incorporated, Dean Witter International Ltd., Morgan Stanley & Co., International Limited, Wheat, First Securities, Inc. (the "International Representatives"), have severally agreed to purchase, the aggregate number of shares of Common Stock set forth below opposite their respective names. Under certain circumstances, the commitments of non-defaulting International Managers may be increased as set forth in the International Purchase Agreement.



                                                                                            Number of
                                 International Managers                                      Shares
-----------------------------------------------------------------------------------------   ---------
Merrill Lynch International..............................................................
Alex. Brown & Sons Incorporated..........................................................
Dean Witter International Ltd. ..........................................................
Morgan Stanley & Co. International Limited...............................................
Wheat, First Securities, Inc.............................................................
                                                                                            ---------
            Total........................................................................   2,308,000
                                                                                            ---------
                                                                                            ---------



     The Company has also entered into a purchase agreement (the "U.S. Purchase Agreement") with certain underwriters in the United States and Canada (the "U.S. Underwriters"), for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Alex. Brown & Sons Incorporated, Dean Witter Reynolds Inc., Morgan Stanley & Co. Incorporated, and Wheat, First Securities, Inc. are acting as representatives (the "U.S. Representatives"). Subject to the terms and conditions set forth in the U.S. Purchase Agreement, and concurrently with the sale of 2,308,000 shares of Common Stock to the International Managers, the Company has agreed to sell to the U.S. Underwriters, and the U.S. Underwriters have severally agreed to purchase, an aggregate of 9,232,000 shares of Common Stock. Under certain circumstances as set forth in the U.S. Purchase Agreement, the commitments of non-defaulting U.S. Underwriters may be increased. The initial public offering price per share and the underwriting discount per share are identical under the International Purchase Agreement and the U.S. Purchase Agreement.



     In the International Purchase Agreement and the U.S. Purchase Agreement, the several International Managers and the several U.S. Underwriters (collectively, the "Underwriters"), respectively, have agreed, subject to the terms and conditions set forth therein, including the delivery of opinions of counsel and other customary conditions, to purchase all of the shares of Common Stock being sold pursuant to each such Purchase Agreement if any of the shares of Common Stock being sold pursuant to each such Purchase Agreement are purchased. The closing with respect to the sale of the shares of Common Stock sold pursuant to each Purchase Agreement is also a condition to the closing with respect to the sale of shares of Common Stock sold pursuant to the other Purchase Agreement.



     The International Managers and the U.S. Underwriters have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Under the terms of the Intersyndicate Agreement, the Underwriters are permitted to sell shares of Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling commission.

                            (ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS)


     The International Managers propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in
excess of $     per share. The International Managers may allow, and such
dealers may re-allow, a discount not in excess of $ per share on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.



     The Company has granted the International Managers and the U.S. Underwriters options to purchase up to 346,200 and 1,384,800 additional shares of Common Stock, respectively, at the initial public offering price, less the underwriting discount. Such options, which expire 30 days after the date of this Prospectus, may be exercised solely to cover over-allotments. To the extent the International Managers exercise their option, each of the International Managers will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of the option shares that the number of shares to be purchased initially by that International Managers bears to the total number of shares to be purchased initially by the International Managers.


     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.


     The Company has agreed that it will not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, offer, sell or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for shares of Common Stock, other than the issuance of Common Stock pursuant to the Plan of Demutualization and the sale to the Underwriters of the shares of Common Stock in the Offering, for a period of 180 days after the date of this Prospectus, subject to certain limited exceptions. See "Shares Eligible for Future Sale."


     The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.


     Merrill Lynch & Co. has from time to time performed investment banking services for Virginia BCBS and has received fees in connection with such services. Merrill Lynch & Co. is currently acting as financial advisor to Virginia BCBS in connection with the Demutualization. In this regard, Virginia BCBS has agreed to indemnify Merrill Lynch & Co. against certain liabilities.



     Wheat First Butcher Singer, Inc., an affiliate of one of the Underwriters, is expected to receive 25,349 shares of Common Stock in the Demutualization.


     Prior to the Offerings, there has been no public market for the Common Stock. The initial public offering price was determined through negotiations between the Company and the International Representatives and the U.S. Representatives. Among the factors considered in such negotiations were an assessment of the financial information contained herein, an evaluation of the Company's management, the future prospects of the Company and the health care industry in general, market prices of securities of companies engaged in activities similar to those of the Company and the prevailing conditions in the securities market. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offerings at or above the initial public offering price.


     The Common Stock has been approved for listing on the New York Stock Exchange under the symbol "TGH," subject to official notice of issuance. In order to meet the requirements for the listing of the Common Stock on such exchange, the International Representatives and the U.S. Representatives, on behalf of the Underwriters, have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial owners.



     Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-United States or non-Canadian persons or to persons they believe intend to resell to non-United States or non-Canadian persons, and the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to United States or Canadian persons or to persons they believe intend to resell to United States or Canadian persons, except in each case for transactions pursuant to the Intersyndicate Agreement which, among other things, permits the Underwriters to purchase from each other and offer for resale such number of shares of Common Stock as the selling Underwriter or Underwriters and the purchasing Underwriter or Underwriters may agree.



     Each International Manager has agreed that (i) it has not offered or sold, and it will not offer or sell, in the United Kingdom, by means of any document, any shares of Common Stock other than to persons whose ordinary business it is to buy or sell shares or debentures whether as principal or agent or in circumstances that do not constitute an offer to the public within the meaning of the Companies Act of 1985, (ii) it has complied and will comply with all applicable provisions of the Financial Services Act of 1986 in respect of anything done by it in relation to the Common Stock in, from, or otherwise

                            (ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS)
involving the United Kingdom, and (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issuance of Common Stock if that person is of a kind described in Article 9(3) of the Financial Services Act of 1986 (Investment Advertisements) (Exceptions) Order 1988 or is a person to whom the document may lawfully be issued or passed on.

     Purchasers of the shares offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase, in addition to the offering price set forth on the cover page hereof.

                                 LEGAL MATTERS


     Certain legal matters with respect to the validity of the shares of Common Stock offered hereby will be passed upon for the Company by McGuire, Woods, Battle & Boothe, L.L.P., Richmond, Virginia. McGuire, Woods, Battle & Boothe, L.L.P. provides health care coverage to its members and employees through Trigon and certain of Trigon's subsidiaries, and McGuire, Woods, Battle & Boothe, L.L.P. is expected to receive 11,098 shares of common stock of Trigon in the Demutualization. R. Gordon Smith, a director of the Company, is a partner of McGuire, Woods, Battle & Boothe, L.L.P. Certain legal matters relating to this Offering will be passed upon for the Underwriters by Debevoise & Plimpton, New York, New York.


                                    EXPERTS


     The consolidated financial statements of the Company as of December 31, 1994 and 1995 and September 30, 1996 and for each of the years in the three-year period ended December 31, 1995 and the nine months ended September 30, 1996 have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to changes in accounting for investment securities, income taxes and postemployment benefits in 1993.


                             ADDITIONAL INFORMATION


     The Company has filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C., a Registration Statement on Form S-1 (herein together with all amendments and exhibits thereto called the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, and the exhibits and schedules thereto. Statements contained in the Prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement and exhibits thereto filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Commission located at Room 1400, 75 Park Place, New York, New York 10007 and at Northwest Atrium Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661. The Commission maintains a World Wide Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.



     The Company will register under the Securities Exchange Act of 1934, as amended (the "Exchange Act") at the time of or prior to the Offerings, and, in accordance with the Exchange Act, thereafter will be required to file reports, proxy statements and other information with the Commission. The Company intends to furnish its stockholders with annual reports containing consolidated financial statements audited by its certified public accountants and with quarterly reports containing unaudited condensed consolidated financial statements for each of the first three quarters of each fiscal year.

                            (ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS)

                                    GLOSSARY

     Capitation. A fixed amount per individual that is paid periodically (usually monthly) to a provider as compensation for providing comprehensive health care service during the period. The fee is set by contract between a prepaid health care plan and the provider.

     Coinsurance. Payment by a member of a fixed percent of liability for care up to a fixed maximum limit.

     Community Rating. The practice of pooling the medical claims costs of similar classes of insured groups, such as small business or individuals, as a way of developing premium rates for a specific individual or business within each pooled category.

     Copayments. Payments by a member of a fixed amount for each service.

     Deductible. Payment by a member of a specified initial portion of annual medical costs incurred by the member.

     Diagnostic Related Groups (DRG). A classification method that categorizes services with respect to primary and secondary diagnosis, age and complications.


     Discounted Fee-for-Service. A payment program in which providers agree to receive less than their standard fee for providing medical services to members.


     Eligible Member. An individual or entity holding a membership interest in Virginia BCBS as of December 31, 1995.


     Fee Schedule Payment Program. A payment program in which providers receive no more than a specified fixed payment for any given covered service.


     Health Maintenance Organization (HMO). An organization that arranges the delivery of comprehensive health care services for its members at a fixed periodic payment.

     Independent Practice Association (IPA) Model HMO. An HMO that contracts directly with physicians in independent practices.

     Inpatient Services. Services rendered in a hospital to a member who has been admitted and occupies a hospital bed for the purpose of receiving medical services.

     Managed Care. A health care financing and delivery arrangement designed to provide health care through organized relationships with health care providers.

     Medical Loss Ratio. The expression of medical claim expenses as a percentage of premium revenues. Considered to be one measure of a managed care company's effectiveness in controlling health care costs.


     Medicare HMO. Managed care organizations that have entered into certain contracts with the Health Care Financing Administration which agree to provide enrolled beneficiaries with Medicare benefits in exchange for predetermined and fixed monthly payments.



     Member. An individual covered by any of the Company's managed care products.


     Participating Provider (PAR). A provider who has signed an agreement with the Company to provide health care services to members, usually at a discount.

     Point of Service (POS) Program. An option available on PPO network products in which each member chooses a primary care physician who is responsible for coordinating all health care services for the member.


     Preferred Provider Organization (PPO). A network system in which selected providers furnish health care services to enrolled members. Medical services in the PPO network are typically provided at a greater discount than the PAR network.



     Primary Care Physician. Under managed care programs, a designated general practice provider who is responsible for coordinating the total health care services of patients assigned to the provider by the managed care company.


     Provider Profiling. The collection and analysis of claims and benefits management data for the identification of cost, utilization and quality of care characteristics of physicians, health care facilities and allied health providers.


     Stop-loss Coverage. Insurance which limits a company's liability to pay health care costs above a designated amount.



     Traditional Indemnity Insurance. A method for providing health care services which does not generally attempt to control health care costs through such techniques as contracted provider networks and utilization management.


     Utilization Management. Activities, including admission review, second surgical opinion and provider profiling, that are intended to manage the use of medical services by members to promote the efficient use of medical care.

----------------------------------------------------------------
----------------------------------------------------------------

No dealer, salesperson or other individual has been authorized to give any information or make any representations not contained in this Prospectus in connection with the offering covered by this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Common Stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.


In this Prospectus, references to "dollars" and "$" are to United States dollars.


                               ------------------

                               TABLE OF CONTENTS


                                                             Page
                                                             ----
Prospectus Summary........................................     4
Risk Factors..............................................    11
The Company...............................................    16
The Demutualization.......................................    17
Use of Proceeds...........................................    20
Dividend Policy...........................................    20
Capitalization............................................    21
Selected Consolidated Financial and Operating Data........    22
Unaudited Pro Forma Consolidated Financial Information....    25
Management's Discussion and Analysis of Financial
  Condition and Results of Operations.....................    29
Business..................................................    40
Legal Proceedings.........................................    61
Management................................................    62
Description of Capital Stock..............................    68
Shares Eligible for Future Sale...........................    72
Certain United States Tax Consequences to Non-U.S.
  Holders.................................................    73
Underwriting..............................................    75
Legal Matters.............................................    77
Experts...................................................    77
Additional Information....................................    77
Glossary..................................................    78
Index to Consolidated Financial Statements................   F-1



Until         , 1997 (25 days after the date of this Prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.



                               11,540,000 Shares


                             Trigon Healthcare, Inc.
                                  Common Stock
                            ------------------------

                                   PROSPECTUS

                            ------------------------

                          Merrill Lynch International



                               Alex. Brown & Sons


                                 International



                         Dean Witter International Ltd.



                              Morgan Stanley & Co.


                                 International



                           Wheat First Butcher Singer


                                         , 1997



----------------------------------------------------------------
----------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

     The table below sets forth the expenses to be incurred by the Registrant in connection with the issuance and distribution of the shares registered for offer and sale hereby, other than underwriting discounts and commissions. All amounts shown represent estimates except the Securities and Exchange Commission registration fee and the NASD filing fee.


Registration fee -- Securities and Exchange Commission..................................   $   83,276
National Association of Securities Dealers, Inc. Fee....................................       24,650
New York Stock Exchange listing fee.....................................................      217,600
Printing and engraving expenses.........................................................      178,500
Blue sky fees and expenses (including counsel)..........................................       15,000
Accounting fees and expenses............................................................      409,000
Legal fees and expenses.................................................................      280,000
Transfer agent's and registrar's fees...................................................       75,000
Miscellaneous...........................................................................       16,974
                                                                                           ----------
     Total..............................................................................   $1,300,000
                                                                                           ----------
                                                                                           ----------


Item 14. Indemnification of Directors and Officers.

     Article 10 of the Virginia Stock Corporation Act allows, in general, for indemnification, in certain circumstances, by a corporation of any person threatened with or made a party to any action, suit or proceeding by reason of the fact that he or she is, or was, a director, officer, employee or agent of such corporation. Indemnification is also authorized with respect to a criminal action or proceeding where the person had no reasonable cause to believe that his conduct was unlawful. Article 9 of the Virginia Stock Corporation Act provides limitations on damages payable by officers and directors, except in cases of willful misconduct or knowing violation of criminal law or any federal or state securities law.


     Section 12.3 of the Company's Articles of Incorporation provides for mandatory indemnification of any director or officer of the Company who is, was, or is threatened to be made a party to a proceeding (including a proceeding by or in the right of the Company) because he is or was a director or officer of the Company or because he is or was serving the Company or other legal entity in any capacity at the request of the Company while a director or officer of the Company, against all liabilities and expenses as are incurred because of such director's or officer's willful misconduct or knowing violation of the criminal law.


     The Company maintains a standard policy of officers' and directors' liability insurance.

     In the Purchase Agreements attached as Exhibits 1.1 and 1.2 hereto, the Underwriters will agree to indemnify, under certain conditions, the Company, its directors, certain of its officers and persons who control the Company within the meaning of the Securities Act, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.


     In connection with the Demutualization, the Company intends to issue 31.1 million shares of Common Stock to Eligible Members. The Company intends to issue such securities in reliance on an exemption from registration under the Securities Act contained in Section 3(a)(10) of the Act. In addition, in connection with the Demutualization, the Company may issue shares of Class C Common Stock to the Commonwealth of Virginia with a value of up to $87.5 million (valued at the initial per share price of the Common Stock to the public in the Offerings). If issued, such securities are intended to be issued in reliance upon an exemption from registration under the Securities Act contained in
Section 4(2) of the Act.

Item 16. Exhibits and Financial Statement Schedules.

     (a) Exhibits. The following is a list of exhibits to this Registration Statement.


Exhibit
Number                                                              Description
-------         -------------------------------------------------------------------------------------------------------------------
  1.1           --       Form of Purchase Agreement (U.S. Version).*
  1.2           --       Form of Purchase Agreement (International Version).*
  2.1           --       Amended and Restated Plan of Demutualization.
  3.1           --       Amended and Restated Articles of Incorporation of the
                         Registrant.
  3.2           --       Bylaws of the Registrant.
  4.1           --       Form of Stock Certificate (other Instruments Defining the Rights of Security-Holders included in Exhibits
                         3.1 and 3.2).
  5             --       Opinion of McGuire, Woods, Battle & Boothe, L.L.P.
 10.1           --       Form of License Agreements by and between the Blue Cross and Blue Shield Association and the Company.
 10.2           --       Limited Fixed Return Plan for Certain Officers and Directors of the Company.**
 10.3           --       Long-Term Incentive Plan for Certain Officers and Directors of the Company.**
 10.4           --       Non-Contributory Retirement Program for Certain Employees of the Company.**
 10.5           --       Supplemental Executive Retirement Program for Certain Employees of the Company.**
 10.6           --       Salary Deferral Plan for Norwood H. Davis, Jr.**
 10.7           --       Employment Agreement dated as of March 13, 1996 by and between the Company and Norwood H. Davis, Jr.**
 10.8           --       Employment Agreement dated as of August 4, 1995 by and between the Company and Phyllis L. Cothran.**
 10.9           --       Employee Thrift Plan of the Company.
 10.10          --       401(k) Restoration Plan of the Company.
 10.11          --       1996 Annual Management Incentive Plan of the Company.
 21             --       Subsidiaries of the Registrant.
 23.1           --       Consent of KPMG Peat Marwick LLP.**
 23.2           --       Consent of McGuire, Woods, Battle & Boothe, L.L.P. (included in opinion filed as Exhibit 5).
 24             --       Power of Attorney.**


---------------


*  To be filed by amendment.
** Previously filed.


     All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

Item 17. Undertakings.

     The undersigned registrant hereby undertakes that:

     (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Henrico, Commonwealth of Virginia, on January 6, 1997.


                                         TRIGON HEALTHCARE, INC.


                                         By: /S/ THOMAS G. SNEAD, JR.
                                             ------------------------
                                             Thomas G. Snead, Jr.



                                         Title: Treasurer and Chief Financial
                                                Officer
                                                -----------------------------


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                      Signature                                             Title                              Date
------------------------------------------------------  ----------------------------------------------   -----------------

                                       *                Chairman of the Board and                        January 6, 1997
------------------------------------------------------    Chief Executive Officer
                Norwood H. Davis, Jr.

                                       *                Director                                         January 6, 1997
------------------------------------------------------
              Lenox D. Baker, Jr., M.D.

                                       *                Director                                         January 6, 1997
------------------------------------------------------
                   James K. Candler

                                       *                Director                                         January 6, 1997
------------------------------------------------------
                 John Cole, Jr., M.D.

                                       *                Director                                         January 6, 1997
------------------------------------------------------
              John L. Colley, Jr., Ph.D.

                                       *                Director                                         January 6, 1997
------------------------------------------------------
                  Robert M. Freeman

                                       *                Director                                         January 6, 1997
------------------------------------------------------
                  William R. Harvey

                      Signature                                             Title                              Date
------------------------------------------------------  ----------------------------------------------   -----------------

                                       *                Director                                         January 6, 1997
------------------------------------------------------
                  Elizabeth G. Helm

                                       *                Director                                         January 6, 1997
------------------------------------------------------
                    Gary A. Jobson

                                       *                Director                                         January 6, 1997
------------------------------------------------------
                 Frank C. Martin, Jr.

                                       *                Director                                         January 6, 1997
------------------------------------------------------
                Donald B. Nolan, M.D.

                                       *                Director                                         January 6, 1997
------------------------------------------------------
                  William N. Powell

                                       *                Director                                         January 6, 1997
------------------------------------------------------
                  J. Carson Quarles

                                       *                Director                                         January 6, 1997
------------------------------------------------------
                   R. Gordon Smith

                                       *                Director                                         January 6, 1997
------------------------------------------------------
                    Jackie M. Ward

                                       *                Director                                         January 6, 1997
------------------------------------------------------
             Stirling L. Williamson, Jr.

                     /S/ THOMAS G. SNEAD, JR.           Treasurer and Chief Financial Officer            January 6, 1997
------------------------------------------------------    (Principal Financial and Accounting Officer)
                 Thomas G. Snead, Jr.



*By: /S/ THOMAS G. SNEAD, JR.
     ------------------------
         Thomas G. Snead, Jr.
         Attorney-in-fact